FILED PURSUANT TO RULE 424(B)(4)
REGISTRATION NO: 333-128829

PROSPECTUS

600,000 Shares

Common Stock

We are offering 600,000 shares of our common stock. Prior to this offering there has been no public market for our common stock. Our shares are currently traded in private transactions, and such trades are not necessarily indicative of the value of such shares. The initial public offering price of our common stock is $18.75 per share.

See “Underwriting” on page 86 for a discussion of the factors considered in determining the public offering price. The market price of the shares after the offering may be higher or lower than the public offering price.

Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “CAPB.”

Investing in our common stock involves risks. Please refer to the section titled “ Risk Factors” beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$18.75	$11,250,000
Underwriting discount	$1.3125	$787,500
Proceeds to us, before expenses	$17.4375	$10,462,500

We have granted the underwriter an option to purchase up to 90,000 additional shares of our common stock on the same terms as set forth above to cover over-allotments, if any. The underwriter may exercise this option at any time within 30 days after the offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares to purchasers on or about December 16, 2005, subject to customary closing conditions.

The date of this prospectus is December 12, 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional common stock to cover over-allotments.

In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Alabama and Florida markets. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Unless the context indicates otherwise, all references in this prospectus to “CapitalSouth,” “we,” “us” and “our” refer to CapitalSouth Bancorp and our wholly-owned subsidiaries, including CapitalSouth Bank and Capital Bank. Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus assumes that the underwriter’s over-allotment option is not exercised.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, including a description of the material terms of the offering, and may not contain all of the information that you should consider before investing in our common stock. To understand this offering fully, you should carefully read the entire prospectus, including the sections entitled “Risk Factors” on page 7, and “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 24, together with our consolidated financial statements and the related notes, before making an investment decision.

CapitalSouth Bancorp

We are a bank holding company headquartered in Birmingham, Alabama serving the banking and financial needs of various metropolitan areas in northern and central Alabama and northeast Florida, as indicated on the map on the inside front cover of this prospectus. We operate eight full service banking offices through our wholly-owned bank subsidiaries, CapitalSouth Bank, formerly known as Bank of Alabama, and Capital Bank. Our primary markets are Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. We also operate commercial loan production offices in Atlanta, Georgia, and Tampa and Fort Lauderdale, Florida, the primary function of which is the origination of real estate-secured loans for sale.

We offer a wide range of commercial banking services. Our lending focuses upon loans secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small and medium-sized businesses for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We actively pursue business relationships by utilizing the business contacts of our directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local marketplaces.

From December 31, 2000 to September 30, 2005, we have achieved strong internal growth. Other than a recent transaction in which we obtained the legal authority to branch in Florida (but acquired no loans, tangible assets or deposits), we have not engaged in any bank acquisitions during this time. Specifically, during this period we have:

•	increased our total assets from $209.8 million to $390.9 million;

•	increased our total deposits from $151.2 million to $329.9 million;

•	increased our total net loans from $145.1 million to $281.0 million;

•	expanded our branch network from two to eight banking offices with an additional banking office scheduled to open by the end of the fourth quarter of 2005; and

•	opened three loan production offices in Atlanta, Georgia and Tampa and Fort Lauderdale, Florida.

Market Areas and Growth Strategy

We conduct business principally through the eight banking offices of CapitalSouth Bank and Capital Bank, focusing on certain metropolitan areas in the southeastern United States. CapitalSouth Bank operates principally in the market areas of Birmingham and Huntsville, Alabama and Jacksonville, Florida. Two of the current CapitalSouth Bank banking offices operate under the name “Banco Hispano” and focus on serving the financial needs of the growing Latino community in the Birmingham metropolitan area. We acquired a Florida bank charter in July 2005, which allowed us to open a branch of CapitalSouth Bank in Jacksonville, Florida. Subject to

compliance with ordinary regulatory requirements, we are permitted to branch throughout the States of Alabama and Florida. Capital Bank operates principally in the Montgomery, Alabama market area. We have received regulatory approval to open a second branch of Capital Bank to be located in the Taylor Road area of Montgomery, Alabama. Construction of this branch began in July 2005 and is expected to finish in December 2005.

Based upon data available on the FDIC website as of June 30, 2005, CapitalSouth Bank’s total deposits in the Birmingham-Hoover Metropolitan Statistical Area (MSA) ranked 13th among 41 financial institutions, and represented approximately 1.22% of the total deposits, in the Birmingham-Hoover MSA. Based upon data available on the FDIC website as of June 30, 2005, CapitalSouth Bank total deposits in the Huntsville MSA ranked 14th among 17 financial institutions, and represented approximately 0.50% of the total deposits, in the Huntsville MSA. Our Jacksonville, Florida banking office was not in operation as of June 30, 2005. If our Jacksonville banking office had been open, it would have competed with 37 other institutions for approximately $25.3 billion in deposits in the Jacksonville MSA, based upon data available on the FDIC website as of June 30, 2005. Based upon data available on the FDIC website as of June 30, 2005, Capital Bank’s total deposits in the Montgomery MSA ranked 16th among 19 financial institutions, and represented approximately 0.68% of the total deposits, in the Montgomery MSA.

We target both consumers and small to medium-sized businesses in our markets and have developed a strategy that focuses on providing superior service through our employees, who are relationship-oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Grow in Metropolitan Areas of Alabama and Northern Florida. We seek to increase our presence in our primary markets in the Birmingham, Huntsville, Montgomery and Jacksonville metropolitan areas and to extend into other metropolitan areas of Alabama and Northern Florida through the opening of new branches in attractive high-growth metropolitan locations and possibly bank acquisitions. The opening of a branch of CapitalSouth Bank in Jacksonville expanded our franchise to Florida. The Jacksonville market has experienced rapid growth over the last 10 years and has demographics that fit our business model.

Maintain Local Decision-Making and Accountability. We compete with larger national and regional financial institutions by providing superior customer service with localized decision-making capabilities. We designate city bank presidents in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized policies and support functions.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate. We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. In 2004, as a part of our Latino-focused banking initiative, we opened a branch of CapitalSouth Bank in the Birmingham-Hoover MSA under the name “Banco Hispano” that is completely staffed with bilingual employees. It targets the Spanish-speaking Latino community prevalent in that area. We believe that the combination of the “Banco Hispano” brand, unique products designed for the Latino community and the customary level of products and services of a CapitalSouth Bank branch will appeal to the growing Latino community in the Birmingham-Hoover MSA. According to 2000 data from the U.S. Census Bureau, the Latino population in the Birmingham-Hoover MSA increased by 168% from 1990 to 2000. From 2000 to 2004, the Birmingham Regional Chamber of Commerce estimates a further 36% increase in the Latino population of the Birmingham-Hoover MSA. We opened a second branch of Banco Hispano in Birmingham in September 2005.

To serve the growing population of small and medium-sized businesses in our markets, we offer United States Small Business Administration (SBA) lending services and other similar programs designed for the small and medium-sized business owner. This product group has become a significant source of income for the

Company. We have a courier service that provides free pick-up and delivery of deposits and important, non-cash documents for our business customers that maintain an average account balance in excess of $25,000. For a fee, customers with cash deposits can also request armored courier service. We provide internet banking (www.capitalsouthbank.com and www.capitalbankal.com) that allows customers 24-hour web-based access to their accounts. We also have a commercial banking center in each branch of CapitalSouth Bank that provides dedicated service and support to our business customers.

Expand Our Commercial Loan Origination Program. The Business Capital Group of CapitalSouth Bank originates owner-occupied real estate loans for small and medium-sized business customers. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third party institution or they are closed in the name of our correspondent lender. We have had a substantial growth in fees generated through our Business Capital Group, which accounted for approximately 37.9% of our noninterest income for the nine months ended September 30, 2005 and 38.8% of noninterest income for the year ended December 31, 2004. Our Business Capital Group is active in all markets where we have a banking presence and is the primary source of activity at our loan production offices. We believe we can continue to expand the Business Capital Group’s footprint and the volume of its originations due to the complementary nature of our overall small and medium-sized business banking strategy and expertise.

Maintain High Asset Quality. We consider asset quality to be of primary importance and have taken measures to ensure that, despite the growth in our loan portfolio, we consistently maintain strong asset quality. At September 30, 2005, our nonperforming assets as a percentage of total assets were 0.41%, compared to 0.57% as of September 30, 2004. Complementing our asset quality, we also seek to maintain a prudent allowance for loan losses. The ratio of our allowance for loan losses to total loans as of September 30, 2005 was 1.31%, compared to 1.27% as of September 30, 2004.

Utilize Our Foundation for Growth. We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our franchise. We believe the investments we have made in our data processing, staff and branch network are key to supporting a larger organization. As we continue to grow our franchise, some level of continued investment will be required. However, we believe the effect of these trends going forward should improve our profitability over time. Our net income for the nine months ended September 30, 2005 was approximately $1.9 million compared to $1.4 million for the same period in 2004, which represents an increase of 42%. Our annualized return on average equity for the nine months ended September 30, 2005 was 9.83%, and our annualized return on average assets was 0.71%, compared to 7.63% and 0.60% for the same period in 2004, respectively.

Issue Public Currency. By becoming a public company with a common stock that is listed and traded on a national stock market, we will have better access to capital, greater flexibility in structuring potential acquisitions and the ability to attract and retain qualified bankers through equity-based compensation.

Corporate Information

Our headquarters is located at 2340 Woodcrest Place, Suite 200, Birmingham, Alabama 35209, and our telephone number at that address is (205) 870-1939. We maintain websites at www.capitalsouthbank.com and www.capitalbankal.com. Information on these websites is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered(1)	600,000 Shares

Common stock to be outstanding after this offering(2)	2,849,533 Shares

Use of proceeds

We intend to use approximately $3.0 million of the net proceeds of this offering to reduce CapitalSouth debt and approximately $7.0 million to provide capital to support the expected asset growth resulting from new branches in Jacksonville, Florida, Birmingham, Alabama, and Montgomery, Alabama. We will use the remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs. We may also use a portion of the net proceeds to finance bank acquisitions, though we have no present plans in that regard. See “Use Of Proceeds” on page 16.

Risk factors	See “Risk Factors” on page 7 and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Dividend policy

We have paid cash dividends historically, and we anticipate continuing to pay cash dividends in the foreseeable future. We anticipate that the majority of our earnings, if any, will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant. See “Price Range Of Our Common Stock And Dividends” on page 17.

The Nasdaq National Market symbol	Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “CAPB.”

(1)	The number of our shares offered assumes that the underwriter does not exercise its over-allotment option. If the underwriter does exercise its over-allotment option, we will issue and sell up to an additional 90,000 shares.

(2)	The number of shares outstanding after this offering is based on the number of shares outstanding as of September 30, 2005 and excludes 214,400 shares issuable upon the exercise of stock options outstanding as of September 30, 2005 at a weighted average exercise price of $12.49 per share, 150,000 shares as of September 30, 2005 that we may issue under our stock option plans and shares issued upon the exercise of the underwriter’s over-allotment option, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

Our summary consolidated financial data is presented below as of and for the nine months ended September 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The summary consolidated financial data presented below as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 24. The summary consolidated financial data as of December 31, 2002, 2001 and 2000 and for each of the years in the two-year period ended December 31, 2001 have been derived from our audited financial statements that are not included in this prospectus. Our summary consolidated financial data as of and for the nine months ended September 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with accounting principles generally accepted in the United States of America (GAAP). Our results for the nine months ended September 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2005.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except per share amounts)
Selected Balance Sheet Data:
Total assets	$390,862	$315,140	$337,696	$293,282	$250,228	$221,930	$209,790
Earning assets	364,129	298,750	323,426	280,212	235,796	208,042	197,563
Loans, net	280,961	229,606	255,508	203,334	172,642	139,348	145,120
Securities(1)	69,055	66,095	64,518	72,180	59,688	63,090	49,718
Deposits	329,910	239,399	261,531	202,505	183,061	151,759	151,191
Borrowings(2)	28,951	48,614	47,927	66,207	41,947	43,465	34,783
Stockholders’ equity	26,796	24,702	25,130	23,273	23,959	22,829	20,655
Selected Results of Operations Data:
Interest income	$15,646	$10,882	$15,210	$12,856	$12,968	$15,319	$17,094
Interest expense	6,169	3,723	5,174	5,076	5,925	8,704	10,120

Net interest income	9,477	7,159	10,036	7,780	7,043	6,615	6,974
Provision for loan losses	758	497	847	820	877	813	1,037

Net interest income after provision for loan losses	8,719	6,662	9,189	6,960	6,166	5,802	5,937
Noninterest income	1,688	1,431	2,060	2,079	1,961	2,266	1,562
Noninterest expense	7,554	6,058	8,389	6,926	6,378	6,775	5,901

Income before provision for income taxes	2,853	2,035	2,860	2,113	1,749	1,293	1,598
Provision for income taxes	930	681	983	616	539	435	594

Net income	$1,923	$1,354	$1,877	$1,497	$1,210	$858	$1,004

Common Share Data:
Basic earnings per share	$0.86	$0.61	$0.84	$0.66	$0.53	$0.38	$0.50
Diluted earnings per share	0.84	0.60	0.83	0.65	0.52	0.37	0.50
Cash dividends declared per share	0.10	0.09	0.18	0.16	0.16	0.16	0.15
Book value per share	11.91	11.06	11.21	10.44	10.38	9.93	9.35
Common shares outstanding	2,249,533	2,233,660	2,241,683	2,230,085	2,308,190	2,299,237	2,209,342
Basic weighted average shares outstanding	2,244,440	2,231,910	2,233,506	2,276,382	2,303,502	2,239,566	1,988,227
Diluted weighted average shares outstanding	2,283,227	2,268,183	2,268,886	2,315,222	2,346,009	2,292,146	2,015,995

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Selected Financial Ratios and Other Data:(3)
Performance Ratios:
Return on average assets	0.71%	0.60%	0.61%	0.55%	0.52%	0.40%	0.49%
Return on average equity	9.83	7.63	7.77	6.57	4.93	3.91	5.85
Net interest spread(4)	3.26	3.05	3.13	2.74	2.82	2.88	3.66
Net interest margin(5)	3.72	3.34	3.43	3.04	3.26	3.36	3.89
Efficiency ratio(6)	67.66	70.52	69.35	70.25	70.84	76.29	69.13
Average loans to average deposits	95.60	98.32	99.70	97.33	90.77	95.58	98.76

Asset Quality Ratios:
Allowance for loan losses to total loans	1.31%	1.27%	1.24%	1.30%	1.35%	1.32%	1.84%
Allowance for loan loss to nonperforming loans(7)	292.16	203.25	246.34	161.67	105.26	145.62	82.68
Nonperforming assets to total assets(8)	0.41	0.57	0.50	0.69	0.94	0.97	1.60
Nonperforming loans to total loans(7)	0.45	0.62	0.50	0.81	1.28	0.96	0.97
Net loans charged-off to average loans	0.10	0.13	0.14	0.25	0.27	1.33	0.39

Capital Ratios:
Tier 1 capital to average assets	8.8%	9.6%	9.3%	10.2%	12.0%	10.5%	8.8%
Tier 1 capital to risk adjusted assets	11.3	12.4	11.6	13.3	15.5	11.8	10.5
Total capital to risk adjusted assets	12.6	13.6	12.9	14.6	16.8	15.0	13.1

(1)	Consists of investment securities available-for-sale and held-to-maturity and FHLB and FRB stock, at cost.

(2)	Consists of federal funds purchased, FHLB advances, notes payable, repurchase agreements and subordinated debentures.

(3)	Interim periods are annualized where applicable.

(4)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities on a tax-equivalent basis.

(5)	Net interest margin is net interest income divided by average interest-earning assets on a tax-equivalent basis.

(6)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

(7)	Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due 90 days or more (of which we have none).

(8)	Nonperforming assets consist of nonperforming loans, foreclosed assets and repossessions.

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and the related notes. The discussion below presents the material risks associated with an investment in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” on page 14.

Risks Related to Our Business

Our business strategy includes the continuation of growth plans, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We expect to use a portion of the proceeds from this offering to provide capital to support the expected asset growth of a branch of CapitalSouth Bank in Florida, a second “Banco Hispano” branded branch of CapitalSouth Bank in Birmingham, Alabama, a second Capital Bank branch in Montgomery, Alabama and for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary banks to support our growth, including development of additional branch offices. Additionally, we may use a portion of the proceeds from this offering to finance bank acquisitions, though we have no present plans in that regard. We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development, such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. We may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. There can be no assurance of success or the availability of growth opportunities.

Our plans for future expansion and bank acquisitions depend, in some instances, on factors beyond our control, and an unsuccessful attempt to achieve growth through acquisitions could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We expect to continue to engage in new branch expansion in the future. We may also seek to acquire other financial institutions, though we have no present plans in that regard. Expansion involves a number of risks, including:

•	the costs associated with establishing new locations and retaining experienced local management;

•	time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

•	our potential inability to finance an acquisition without diluting the interests of our existing stockholders;

•	the diversion of our management’s attention to the negotiation of transactions, which may detract from their business productivity; and

•	our entry into new markets in which we may lack experience.

Our continued pace of growth may require us to raise additional capital in the future, and unavailability of additional capital could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired.

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses that we consider adequate to absorb losses inherent in the loan portfolio based on our assessment of the information available. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. As we expand into new markets, our determination of the size of the allowance could be understated due to our lack of familiarity with market-specific factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover our loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. Our allowance for loan losses as of September 30, 2005 and December 31, 2004 was $3.7 million and $3.2 million, respectively. Our allowance for loan losses was $2.7 million and $2.3 million as of December 31, 2003 and 2002, respectively.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

If the value of real estate in one or more of our core markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our asset quality, capital structure and profitability.

A significant portion of our loan portfolio is comprised of loans secured by either commercial real estate or single family homes which are under construction. At September 30, 2005, approximately 83% of our loans had real estate as a component of collateral. In the majority of these loans, real estate was the primary collateral component. In some cases, and out of an abundance of caution, we take real estate as security for a loan even when it is not the primary component of collateral. The real estate collateral that provides an alternate source of repayment in the event of default may deteriorate in value during the term of the loan. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. We are subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio should the real estate market turn downward.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions which operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we must attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. In particular, our market areas are dominated by large national and regional financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Although we compete by concentrating our marketing efforts in our primary market areas with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful. See “Business—Market Area and Competition” on page 58.

Increased competition due to an increased number of new bank formations may adversely affect our business, profitability and financial condition.

Recently, several new banks have been formed in the Birmingham market area. We believe that the rise of new bank formations in the Birmingham market area may be due in part to the merger in late 2004 of SouthTrust Bank, a Birmingham-based super-regional bank that had approximately $50 billion in assets overall and, as of June 30, 2005, had approximately $2.6 billion in deposits in the Birmingham-Hoover MSA, with and into Charlotte, North Carolina-based Wachovia Bank. Similarly, Florida has one of the highest rates of formation of new banks in the United States, though we do not believe this activity is influenced by the merger of Wachovia and SouthTrust to the same degree as the activity in Birmingham. In this regard, there are new banks competing in the Jacksonville, Florida market. These new, smaller competitors are likely to cater to the same small business clientele and with similar relationship-based approaches as we do. Moreover, with their initial capital base to deploy, they could seek to rapidly gain market share by under-pricing the current market rates for loans and paying higher rates for deposits. This additional competition could have a material adverse effect on our business, profitability or financial condition.

Our recent results may not be indicative of our future results and may not provide guidance to assess the risk of an investment in our common stock.

We may not be able to sustain our historical rate of growth and may not even be able to expand our business at all. In addition, our recent growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a rising interest rate environment, a strong residential housing market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. As a small commercial bank, we have different lending risks than larger banks. We provide services to our local communities; thus, our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to small to medium-sized businesses, which may expose us to greater lending risks than those faced by banks lending to larger, better-capitalized businesses with longer operating histories. We manage our credit exposure through careful monitoring of loan applicants and loan concentrations in particular industries, and through our loan approval and review procedures. Our use of historical and objective information in determining and managing credit exposure may not be accurate in assessing our risk.

Our ability to pay dividends is limited and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

We have paid cash dividends in the past and expect to continue to pay cash dividends in the foreseeable future. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefor. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Board of Governors of the Federal Reserve System (Federal Reserve Board) that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from our subsidiaries. The payment of dividends by our subsidiary banks to us is subject to restrictions imposed by federal banking laws, regulations and authorities. See “Supervision And Regulation” on page 75.

We are dependent on the services of our management team and the unexpected loss of key officers may adversely affect our operations.

Our success is, and is expected to remain, highly dependent on certain executive officers, especially W. Dan Puckett, John E. Bentley, James Cooper, Jr., Carol W. Marsh, Richard T. Perdue, William D. Puckett, II, Bradley J. Duncan and H. Fred Coble, Jr. This is particularly true because, as a small commercial bank, we depend on our management team’s ties to the community to generate business for us. Our rapid growth will continue to place significant demands on our management, and the loss of services from a member of our current management team may have an adverse effect upon us. We do not have employment agreements or non-compete agreements with any of our executive officers. In the absence of these types of agreements, our executive officers are free to resign their employment at any time and accept an offer of employment from another company, including a competitor. If we fail to retain our key employees, our growth and profitability could be adversely affected.

Our directors and executive officers own a significant portion of our common stock and can exert significant control over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 34.2% of our outstanding common stock as of September 30, 2005. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors.

Anti-takeover provisions of our Restated Certificate of Incorporation and Bylaws could delay or prevent a takeover of us by a third party.

Certain provisions of our Restated Certificate of Incorporation and Bylaws may be deemed to have the effect of making more difficult an acquisition of control of our company in a transaction not approved by our board of directors. Our Restated Certificate of Incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of such issuance, the preferred stock could also be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we do not currently intend to issue any shares of preferred stock, we may issue such shares in the future.

Our Restated Certificate of Incorporation also provides that our board of directors will be divided into three classes serving staggered three-year terms and that a director may only be removed for cause. These provisions could enable a minority of our stockholders to prevent the removal of a director sought to be removed by a majority of the stockholders and may tend to enhance management’s ability to retain control over our affairs and to preserve the director’s present position on the board.

The ability of stockholders to act by written consent or call special meetings of stockholders is subject to restrictions. This reduces our stockholders’ ability to initiate or effect corporate actions independently of the board of directors.

Risks Related to Our Industry

Our profitability is vulnerable to interest rate fluctuations.

Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as valuation of our assets and liabilities.

We currently have a negative (or liability sensitive) one-year gap position and, as a result, net interest income will be adversely affected if, as is characteristic of the current market, market rates rise so that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Accordingly, like most financial institutions, our results of operations are significantly affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in interest rate spread.

One of the largest sources of our noninterest income is Business Capital Group Loan Income, which includes referral fees and gains on the sale of SBA and other secondary market conventional loans. Changes in interest rates may negatively affect our ability to originate these loans and our ability to realize gains on the sale of these loans. See “Business” on page 53.

An economic downturn or natural disaster, especially one affecting our market areas, could adversely affect our financial conditions, results of operations or cash flow.

We are subject to the local economies in the MSA’s of Birmingham-Hoover, Huntsville and Montgomery, Alabama and Jacksonville, Florida. Our success depends in part upon the stability or growth in population, income levels, deposits and housing starts in our primary market areas. If prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unpredictable economic conditions may have an adverse effect on the quality of our loan portfolio and on our financial performance. Economic recession over a prolonged period or other economic factors in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies of our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Alabama and Florida is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control. As a small commercial bank, we are less able to spread the risk of unfavorable local economic conditions than are larger national or regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur. The Florida market, including our Jacksonville banking office, and portions of our Alabama market, principally south of Montgomery, are also subject to risks from hurricanes. Hurricanes may damage or dislocate our facilities, may damage or destroy collateral, adversely affect the of livelihood of borrowers or otherwise cause significant economic dislocation in affected areas. See “Business” on page 53.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

We are primarily regulated by the Federal Reserve Board by virtue of the fact that we are a registered bank holding company. Our subsidiary banks are also primarily regulated by the Federal Reserve Board and the

Alabama State Banking Department. The process of complying with Federal Reserve Board regulations is costly to us and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements of our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny particularly with respect to the USA Patriot Act and other statutes relating to anti-money laundering compliance and customer privacy.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Upon completion of this offering, we will be a public company and, for the first time in our history, the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 (SOX), and the related rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq will apply to our operations. These laws and regulations will increase the scope, complexity and cost of corporate governance, reporting and disclosure practices. Despite our conducting business in a highly regulated environment, these laws and regulations have different requirements for compliance than we have previously experienced. Our expenses related to services rendered by our accountants, legal counsel and consultants will increase in order to ensure compliance with these laws and regulations that we will be subject to as a public company. In addition, it is possible that the sudden application of these requirements to our business will result in some cultural adjustments and strain our management resources.

To date, we have not conducted a comprehensive review and confirmation of the adequacy of our existing systems and controls as will be required under Section 404 of SOX, and will not do so until after the completion of this offering. We may discover deficiencies in existing systems and controls. If that is the case, we intend to take the necessary steps to correct any deficiencies, and these steps may be costly to us and may strain our management resources. Our inability to comply with SOX and subsequent public disclosure of that fact may result in a decline in the market price for our common stock.

Changes in monetary policies may have an adverse effect on our business.

Our results of operations are affected by policies of monetary authorities, particularly the Federal Reserve Board. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand or business and earnings. See “Supervision And Regulation” on page 75.

Risks Related to This Offering

There has been no prior active market for our common stock and our stock price may trade below the public offering price.

Prior to this offering, there has been no public market for our common stock. Our offering price was set principally by the judgment of, and through negotiations with, our underwriter. Our offering price is substantially higher than the net book value per share of our outstanding common stock. The price per share at which we sell our common stock in this offering may be more or less than the recent price at which our common stock may have been sold by existing stockholders in private transactions. If the offering price is less than the recent price at which our common stock may have been sold by existing stockholders in private transactions, some purchasers in the stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after the offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

You will experience immediate and substantial dilution of the book value of your shares of our common stock and may suffer future dilution of your share ownership due to the issuance of additional shares of our common stock in the future.

Purchasers in this offering will experience immediate dilution in the net tangible book value of our common stock from the offering price of $18.75 per share. To the extent we raise additional capital by issuing equity securities in the future, our stockholders may experience additional dilution. Our board of directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering. Preemptive rights are not available to the holders of our common stock; therefore, you may not have the opportunity to participate in future offerings of our common stock. Additional dilution may also occur upon the exercise of options granted by us under our stock incentive plans. See “Management—Executive Compensation and Other Benefits” on page 69.

We cannot be sure that an active public trading market will develop to provide liquidity for your investment.

If an active trading market does not develop or continue after this offering, you may not be able to resell your shares at or above the price at which these shares are being offered to the public. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “CAPB.” The Nasdaq National Market prescribes continuing eligibility requirements for listed companies. If we are not able to continue to satisfy these requirements, our stock may be delisted. Moreover, an active public market may not develop or be sustained after the offering. A public trading market, which has the desired characteristics of depth, liquidity and orderliness, depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time. The presence of willing buyers and sellers is dependent upon the individual decisions of investors over which neither we nor any market maker has any control. If an active trading market for our common stock does not develop, it may be difficult for you to sell your shares of common stock.

The market price of our common stock will fluctuate and could fluctuate significantly, causing our common stock to trade at prices below the public offering price.

If a market develops for our common stock after the offering, we may experience significant volatility in the market price of our common stock. Factors that may affect the price of our common stock include the depth and liquidity of the market for our common stock, investor perception of our financial strength, conditions in the banking industry such as credit quality and monetary policies, and general economic and market conditions. Our quarterly operating results, changes in analysts’ earnings estimates, changes in general conditions in the economy or financial markets or other developments affecting us could cause the market price of our common stock to fluctuate substantially. In addition, from time to time the stock market experiences extreme price and volume fluctuations. This volatility may significantly affect the market price of our common stock for reasons unrelated to our operating performance.

If our insiders sell substantial amounts of common stock after this offering, the market price of our common stock could decline.

Our directors and executive officers hold approximately 34.2% of our common stock. Sales of a significant number of shares of our common stock after this offering, or the expectation that these sales may occur, could significantly reduce the market price of our common stock. Our directors and executive officers have agreed with the underwriter to be bound by a 180-day lock-up agreement that prohibits these holders from offering, selling, assigning, transferring, pledging, contracting to sell or otherwise disposing of or hedging any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. However, the underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any of these agreements. In considering any request to release shares from a lock-up agreement, the underwriter will consider the facts and circumstances relating to a request at the time of the request. After the lock-up expires, at least 727,730 additional shares of our common stock will become tradable, with an additional 214,400 shares held by employees becoming tradable upon exercise of outstanding stock options as described below.

We also intend to register, or utilize an exemption from registration for, all common stock that we may issue upon exercise of outstanding options under our 1994 Stock Incentive Plan, 2004 Incentive Stock Option Plan and 2005 Stock Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described in “Underwriting” on page 86. As of September 30, 2005, stock options to purchase 214,400 shares of our common stock had been granted under these plans, all of which were presently exercisable. Sales of these shares could impede our ability to raise future capital or reduce the trading price of our common stock. Please see “Shares Eligible For Future Sale” on page 86 for a description of sales that may occur in the future.

Our profitability could be adversely affected if we are unable to promptly deploy the capital raised in the offering.

We may not be able to immediately deploy all of the capital raised in the offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting stockholder returns, including net income per share, return on assets and return on equity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus, including matters discussed under the caption “Management’s Discussion And Analysis Of Financial Condition And Results Of Operation” on page 24, are “forward-looking statements.” Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the effects of future economic conditions, including inflation or a decrease in residential housing values;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of terrorism and efforts to combat it;

•	credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of our allowance for loan losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus on page 7.

USE OF PROCEEDS

Our net proceeds from the sale of 600,000 shares of our common stock in this offering will be approximately $9.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $11.4 million.

We intend to use approximately $3.0 million of the net proceeds of this offering to reduce CapitalSouth debt. The debt to be paid off consists of two notes, both payable to Alabama Banker’s Bank. One note, dated May 19, 2005, is in the original principal amount of $1.2 million and carries a variable interest rate of 175 basis points over 3-month LIBOR. This note evidences the refinancing of a note entered into by CapitalSouth in 2003, the proceeds from which were used to purchase common stock of CapitalSouth now held as treasury stock. The other note, dated September 8, 2005, is in the original principal amount of $1.8 million and also carries a variable interest rate of 175 basis points over 3-month LIBOR. This note provided interim financing for the asset growth of CapitalSouth Bank, which historically has had relatively higher capital needs than CapitalSouth or Capital Bank. Both notes have a term of 12 months and are secured by the common stock of CapitalSouth Bank. Neither note assesses a penalty against us for prepayment.

We intend to contribute approximately $7.0 million of the net proceeds of this offering to our subsidiary banks to provide them with capital to support the expected asset growth resulting from our expansion into Florida, the second “Banco Hispano” branded banking office of CapitalSouth Bank in Birmingham, Alabama, and the second Capital Bank banking office in Montgomery, Alabama. We anticipate approximately $2.3 million in costs associated with the opening of these new locations. Historically, our investment to open a full service banking office has run between $150,000 and $1.6 million, depending primarily on whether it is a leased or an owned facility. Leased facilities generally require an investment of $150,000 to $400,000, whereas an owned facility requires an investment of approximately $1,000,000 plus the cost of the land. We will use the remaining net proceeds for general corporate purposes, which may include, among other things, our working capital needs and investments in our subsidiary banks to support our growth, including development of additional banking offices. Additionally, we may use a portion of the net proceeds to finance bank acquisitions, though we have no present plans in that regard.

Until we use the proceeds, we will invest them temporarily in a money market account at one of our subsidiary banks. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of securities other than, or in addition to, common stock.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock, and the sales prices known to us do not necessarily reflect the price that would be paid for our common stock in an active market. Our shares are infrequently traded in private transactions, and these trades are not necessarily indicative of the value of our shares in this offering.

In 2000 we sold 333,013 shares of common stock in a private placement to accredited investors at a price of $13.00 per share. In 2001 we sold 85,100 shares of common stock in a public offering conducted under Regulation A of the Securities Act of 1933, as amended, at a price of $15.00 per share. We are aware of sporadic trades in 2003, at prices between $13.00 and $15.00 per share, as well as a purchase by our Chief Executive Officer from a former director at a price of $16.00 per share pursuant to a prior contractual arrangement. In 2003, in connection with the settlement of litigation, we also repurchased 84,430 shares at an average price of $14.86 per share. The prices paid were based upon the prices originally paid for the shares by the sellers plus 6% per annum interest, less dividends paid with respect to such shares. We are aware of sporadic trades in 2004, at $15.00 per share, and trades in 2005 at prices between $15.00 and $15.25 per share.

Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “CAPB,” which we believe will substantially enhance the trading market for our common stock. See “Risk Factors—Risks Related to This Offering—We cannot be sure that an active public trading market will develop to provide liquidity for your investment.” on page 13. As of September 30, 2005, there were 2,249,533 shares of our common stock outstanding, held by approximately 300 holders of record.

Dividends are paid at the discretion of our board of directors. We have paid regular semi-annual cash dividends on our common stock since 1996, and our board of directors presently intends to continue the payment of these regular cash dividends. We paid a semi-annual dividend in the amount of $0.10 per share in July 2005. We have paid total dividends in the amount per share of $0.18 for 2004 and $0.16 for each of 2003 and 2002. However, the amount and frequency of cash dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements, our financial condition and our ability to service any equity or debt obligations senior to our common stock, and will depend on cash dividends paid to us by our subsidiary banks. As a result, our ability to pay future dividends will depend on the earnings of our subsidiary banks, their financial condition and their need for funds.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. For a foreseeable period of time, our principal source of cash will be dividends paid by our subsidiary banks with respect to their capital stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See “Supervision And Regulation—Payment of Dividends” on page 80.

As of September 30, 2005, an aggregate of approximately $4.4 million was available for payment of dividends by our subsidiary banks to us under applicable regulatory restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of our subsidiary banks to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest, or if an event of default has occurred, on our junior subordinated debentures. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 24.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2005. Our capitalization is presented on an actual basis and on an adjusted basis to give effect to the sale of 600,000 shares of common stock offered in this offering, less the underwriting discount, commissions and estimated expenses, at an offering price of $18.75 per share. This table should be read in conjunction with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 24 and the consolidated financial statements and the related notes included in this prospectus.

	September 30, 2005
	Actual	As Adjusted(3)
	(Dollar amounts in thousands, except per share data)
Long-term debt:
Junior subordinated debentures(1)	$7,733	$7,733

Stockholders’ Equity:
Preferred stock; $0.01 par value; 500,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $1.00 par value; 7,500,000 shares authorized; 2,334,363 shares issued and 2,249,533 outstanding; 2,934,363 shares issued and 2,849,533 outstanding as adjusted	2,334	2,934
Treasury stock	(1,255)	(1,255)
Additional paid-in capital	15,220	24,424
Retained earnings	10,903	10,903
Accumulated other comprehensive loss, net	(406)	(406)

Total stockholders’ equity	26,796	36,600

Total capitalization(2)	$34,529	$44,333

Book value per share	$11.91	$12.84

Capital Ratios:
Tier 1 capital to risk adjusted assets	11.3%	12.1%
Total capital to risk adjusted assets	12.6	13.4
Tier 1 capital to average assets	8.8	9.4
(1)	Consists of debt issued in connection with our trust preferred securities.

(2)	Consists of long-term debt and total stockholders’ equity.

(3)	As adjusted to give effect for the assumed issuance of 600,000 shares of common stock.

DILUTION

If you invest in our common stock in this offering, your ownership interest in CapitalSouth will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after this offering. Net tangible book value per share is determined by dividing the tangible net worth of the company (net tangible assets less total liabilities) by the number of shares outstanding. Our net tangible book value as of September 30, 2005 was $25.5 million, or $11.35 per share, based on the number of shares of common stock outstanding at September 30, 2005.

After giving effect to our sale of shares in this offering at the initial public offering price of $18.75 per share, assuming the underwriter’s over-allotment option is not exercised, and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 2005 would have been $35.3 million, or $12.40 per share. This represents an immediate increase in net tangible book value to present shareholders of $1.05 per share and an immediate dilution in net tangible book value of $6.35 per share to new investors purchasing shares in this offering at the initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial offering price of $18.75 per share.

The following table illustrates the dilution on a per share basis at September 30, 2005:

Initial public offering price		$18.75

Net tangible book value prior to offering	$11.35
Increase in net tangible book value attributable to new investors	1.05

Pro forma net tangible book value after offering		12.40

Dilution to new investors		$6.35

To the extent any outstanding stock options are exercised, you will experience further dilution.

The following table summarizes the total number of shares, the total consideration paid to us and the average price paid per share by existing shareholders and new investors purchasing common stock in this offering. This information is presented on a pro forma basis as of September 30, 2005, after giving effect to the sale of the 600,000 shares of common stock in this offering at the initial public offering price of $18.75 per share.

	Shares Purchased		Total Consideration		Average Price Per Share(1)
	Number	Percent	Amount(1)	Percent(1)
	(Dollars in thousands, except per share amounts)
Shares previously issued	2,334,363	79.56%	$17,554,939	60.94%	$7.52
Shares issued this offering	600,000	20.44	11,250,000	39.06	18.75

Total	2,934,363	100.0%	$28,804,939	100.0%

(1)	Before deducting underwriting discounts and commissions of $787,500 and estimated offering expenses of approximately $658,505. In addition, this table does not reflect the exercise of any outstanding stock options. As of September 30, 2005, there were options outstanding under our stock option plans to purchase a total of 214,400 shares of common stock with a weighted average exercise price of $12.49 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

Our selected consolidated financial data is presented below as of and for the nine months ended September 30, 2005 and 2004 and as of and for the years ended December 31, 2000 through 2004. The selected consolidated financial data presented below as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are derived from our audited financial statements and related notes included in this prospectus and should be read in conjunction with the consolidated financial statements and related notes, along with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” on page 24. The selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for each of the years in the two-year period ended December 31, 2001 have been derived from our audited financial statements that are not included in this prospectus. Our selected consolidated financial data as of and for the nine months ended September 30, 2005 and 2004 have not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with GAAP. Our results for the nine months ended September 30, 2005 are not necessarily indicative of our results of operations that may be expected for the year ending December 31, 2005.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except per share amounts)
Results of Operations:
Interest income	$15,646	$10,882	$15,210	$12,856	$12,968	$15,319	$17,094
Interest expense	6,169	3,723	5,174	5,076	5,925	8,704	10,120

Net interest income	9,477	7,159	10,036	7,780	7,043	6,615	6,974
Provision for loan losses	758	497	847	820	877	813	1,037

Net interest income after provision for loan losses	8,719	6,662	9,189	6,960	6,166	5,802	5,937
Noninterest income	1,688	1,431	2,060	2,079	1,961	2,266	1,562
Noninterest expense	7,554	6,058	8,389	6,926	6,378	6,775	5,901

Income before provision for income taxes	2,853	2,035	2,860	2,113	1,749	1,293	1,598
Provision for income taxes	930	681	983	616	539	435	594

Net income	$1,923	$1,354	$1,877	$1,497	$1,210	$858	$1,004

Common Share Data:
Basic earnings per share	$0.86	$0.61	$0.84	$0.66	$0.53	$0.38	$0.50
Diluted earnings per share	0.84	0.60	0.83	0.65	0.52	0.37	0.50
Cash dividends declared per share	0.10	0.09	0.18	0.16	0.16	0.16	0.15
Book value per share	11.91	11.06	11.21	10.44	10.38	9.93	9.35
Tangible book value per share	11.35	11.06	11.21	10.44	10.38	9.93	9.35
Period End Balances:
Total assets	$390,862	$315,140	$337,696	$293,282	$250,228	$221,930	$209,790
Earning assets	364,129	298,750	323,426	280,212	235,796	208,042	197,563
Loans, net	280,961	229,606	255,508	203,334	172,642	139,348	145,120
Securities(1)	69,055	66,095	64,518	72,180	59,688	63,090	49,718
Deposits	329,910	239,399	261,531	202,505	183,061	151,759	151,191
Borrowings(2)	28,951	48,614	47,927	66,207	41,947	43,465	34,783
Stockholders’ equity	26,796	24,702	25,130	23,273	23,959	22,829	20,655
Common shares outstanding	2,249,533	2,233,660	2,241,683	2,230,085	2,308,190	2,299,237	2,209,342

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands)
Average Balances:
Total assets	$363,728	$301,893	$308,200	$270,333	$230,497	$214,690	$204,898
Earning assets	343,699	289,576	295,159	259,262	218,867	204,019	194,299
Loans, net	276,962	219,051	225,681	189,907	151,655	138,793	143,279
Deposits	287,066	219,975	226,367	195,111	167,084	145,213	145,083
Borrowings	42,118	56,264	55,527	51,207	38,502	35,173	34,331
Stockholders’ equity	26,157	23,697	24,158	22,802	24,530	21,944	17,162
Shares outstanding—basic	2,244,440	2,231,910	2,233,506	2,276,382	2,203,502	2,239,566	1,988,227
Shares outstanding—diluted	2,283,227	2,268,183	2,268,886	2,315,222	2,346,009	2,292,146	2,015,995

Performance Ratios(3):
Return on average assets	0.71%	0.60%	0.61%	0.55%	0.52%	0.40%	0.49%
Return on average equity	9.83	7.63	7.77	6.57	4.93	3.91	5.85
Return on average tangible assets	0.71	0.60	0.61	0.55	0.52	0.40	0.49
Return on average tangible equity	9.89	7.63	7.77	6.57	4.93	3.91	5.85
Net interest spread(4)	3.26	3.05	3.13	2.74	2.82	2.88	3.66
Net interest margin (5)	3.72	3.34	3.43	3.04	3.26	3.36	3.89
Efficiency ratio(6)	67.66	70.52	69.35	70.25	70.84	76.29	69.13
Average loans to average deposits	95.60	98.32	99.70	97.33	90.77	95.58	98.76

Capital Ratios:
Average equity to average assets	7.19%	7.85%	7.84%	8.43%	10.64%	10.22%	8.38%
Average tangible equity to average tangible assets	7.15	7.85	7.84	8.43	10.64	10.22	8.38
Dividend payout ratio	11.63	14.75	21.43	24.24	30.19	42.11	30.00
Tier 1 capital to risk adjusted assets	11.3	12.4	11.6	13.3	15.5	11.8	10.5
Tier 1 capital to average assets	8.8	9.6	9.3	10.2	12.0	10.5	8.8
Total capital to risk adjusted assets	12.6	13.6	12.9	14.6	16.8	15.0	13.1

Asset Quality Ratios(3):
Nonperforming assets to total assets(8)	0.41%	0.57%	0.50%	0.69%	0.94%	0.97%	1.60%
Allowance for loan loss to nonperforming loans(7)	292.16	203.25	246.34	161.67	105.26	145.62	82.68
Net loans charged-off to average loans	0.10	0.13	0.14	0.25	0.27	1.33	0.39
Provision for loan loss to average loans	0.36	0.30	0.38	0.43	0.58	0.59	0.72
Allowance for loan losses to total loans	1.31	1.27	1.24	1.30	1.35	1.32	1.84

(1)	Consists of investment securities available-for-sale and held-to-maturity and FHLB and FRB stock, at cost.

(2)	Consists of federal funds purchased, FHLB advances, notes payable, repurchase agreements and subordinated debentures.

(3)	Interim periods are annualized where applicable.

(4)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities on a tax-equivalent basis.

(5)	Net interest margin is net interest income divided by average interest-earning assets on a tax-equivalent basis.

(6)	Efficiency ratio is noninterest expense divided by the sum of net interest income plus noninterest income.

(7)	Nonperforming loans consist of nonaccrual loans and accruing loans contractually past due 90 days or more (of which we have none).

(8)	Nonperforming assets consist of nonperforming loans, foreclosed assets and repossessions.

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “return on average tangible equity,” “return on average tangible assets,” “average tangible equity to average tangible assets,” “tangible book value per share” and “net income before amortization expense per share.” Our management uses these non-GAAP measures in its analysis of CapitalSouth’s performance.

“Return on average tangible equity” is defined as annualized earnings for the period divided by average equity reduced by average goodwill and other intangible assets. “Return on average tangible assets” is defined as annualized earnings for the period divided by the difference of average assets reduced by average goodwill and other intangible assets. Our management includes these measures because it believes that they are important when measuring CapitalSouth’s performance against entities with higher levels of goodwill and other intangibles. These measures are used by many investors as part of their analysis of the bank holding company’s performance.

“Average tangible equity to average tangible assets” is defined as average total equity reduced by recorded average intangible assets divided by average total assets reduced by recorded average intangible assets. This measure is important to many investors in the marketplace who are interested in the equity to assets ratio exclusive of the effect of changes in average intangible assets on average equity and average total assets.

“Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. This measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing total book value while not increasing the tangible assets of the company.

“Net income (loss) before amortization expense per share” is defined as the sum of net income increased by the intangible asset amortization expense net of income taxes divided by total average common shares outstanding. This measure is important to many investors in the marketplace who are interested in the net income per share figures exclusive of the effect of intangible asset amortization expense.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollar amounts in thousands, except per share amounts)
Book value of equity	$26,796	$24,702	$25,130	$23,273	$23,959	$22,829	$20,655
Intangible assets	1,273	8	7	8	9	10	11

Book value of tangible equity	$25,523	$24,694	$25,123	$23,265	$23,950	$22,819	$20,644

Average assets	$363,728	$301,893	$308,200	$270,333	$230,497	$214,690	$204,898
Average intangible assets	172	8	8	9	10	11	12

Average tangible assets	$363,556	$301,885	$308,192	$270,324	$230,487	$214,679	$204,886

Return on average assets	0.71%	0.60%	0.61%	0.55%	0.52%	0.40%	0.49%
Effect of average intangible assets	—	—	—	—	—	—	—

Return on average tangible assets	0.71%	0.60%	0.61%	0.55%	0.52%	0.40%	0.49%

Average equity	$26,157	$23,697	$24,158	$22,802	$24,530	$21,944	$17,162
Average intangible assets	172	8	8	9	10	11	12

Average tangible equity	$25,985	$23,689	$24,150	$22,793	$24,520	$21,933	$17,150

Return on average equity	9.83%	7.63%	7.77%	6.57%	4.93%	3.91%	5.85%
Effect of average intangible assets	0.06%	—	—	—	—	—	—

Return on average tangible equity	9.89%	7.63%	7.77%	6.57%	4.93%	3.91%	5.85%

Average equity to average assets	7.19%	7.85%	7.84%	8.43%	10.64%	10.22%	8.38%
Effect of average intangible assets	(0.04)	—	—	—	—	—	—

Average tangible equity to average tangible assets	7.15%	7.85%	7.84%	8.43%	10.64%	10.22%	8.38%

Net income	$1,923	$1,354	$1,877	$1,497	$1,210	$858	$1,004
Effect of amortization expense, net of income tax effect	—	—	—	—	—	—	—

Net income before amortization expense	$1,923	$1,354	$1,877	$1,497	$1,210	$858	$1,004

Per Common Share:
Book value	$11.91	$11.06	$11.21	$10.44	$10.29	$9.83	$9.35
Effect of intangible assets	(0.56)	—	—	—	—	—	—

Tangible book value	$11.35	$11.06	$11.21	$10.44	$10.29	$9.83	$9.35

Net income basic	$0.86	$0.61	$0.84	$0.66	$0.53	$0.38	$0.50
Effect of amortization expense, net of income tax effect	—	—	—	—	—	—	—

Net income before amortization expense—basic	$0.86	$0.61	$0.84	$0.66	$0.53	$0.38	$0.50

Net income—diluted	$0.84	$0.60	$0.83	$0.65	$0.52	$0.37	$0.50
Effect of amortization expense, net of income tax effect	—	—	—	—	—	—	—

Net income before amortization expense—diluted	$0.84	$0.60	$0.83	$0.65	$0.52	$0.37	$0.50

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” on page 20 and our consolidated financial statements and the related notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in this prospectus.

GENERAL

As of September 30, 2005, we had total assets of approximately $390.9 million, total net loans of approximately $281.0 million, total deposits of approximately $329.9 million and stockholders’ equity of approximately $26.8 million. Net income for the nine months ended September 30, 2005 was $1.9 million, or $0.86 and $0.84 per basic and diluted share, respectively, compared to net income of $1.4 million, or $0.61 and $0.60 per basic and diluted share, for the comparative period in 2004.

Our primary source of revenue is net interest income. Our net interest income accounted for 84.9% of gross revenue for the nine month period ended September 30, 2005 as compared to 83.0%, 78.9%, and 78.2%, for the years ended 2004, 2003 and 2002, respectively. An analysis of net interest income is provided in the subsection entitled net interest income below.

Our earnings performance is dependent on our ability to generate net interest income and the primary source of net interest income is interest income on loans. The primary risks associated with our net interest income generation are credit risk and interest rate risk.

During the last three years, we have experienced an improving trend in credit quality as net charge-offs have decreased and nonperforming assets have remained at a satisfactory level. We manage credit risk through sound underwriting practices in connection with loan origination and ongoing review systems during the life of the loans. These procedures are discussed in more detail in the loan origination section below.

Short-term interest rates, including the prime lending rate, have increased dramatically over the last year. In contrast, longer term interest rates have declined or remained relatively stable resulting in a flattening yield curve. During this period of changing interest rates, our net interest margin has improved. We manage interest rate risk with a monthly analysis of trends related to our net interest margin and the impact of changing interest rates. We also model future performance expectations based on changing interest rates with a simulation model for asset/liability management. These procedures are discussed in more detail in the market risk and asset/liability management sections below.

Our strategy is to continue to increase our presence in our primary markets in the Birmingham, Huntsville and Montgomery metropolitan markets in Alabama and to expand our presence in the Jacksonville, Florida market. We entered the Jacksonville market in July 2005. The Jacksonville market has experienced rapid growth over the last ten years and has demographics that fit our business model. We also plan to continue utilizing our loan production offices through our Business Capital Group to increase our noninterest income generated from gain on sale of loans. Both our Tampa and Ft. Lauderdale loan production offices are fully staffed, and we are currently interviewing to fill a vacancy in our Atlanta office.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are in accordance with accounting principles generally accepted in the United States and with general practices within the banking industry. Management makes a number of estimates and assumptions relating to reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during periods presented. Different assumptions in the application of these methods or policies could result in material changes in our financial statements. As such, the following policies are considered “critical accounting policies” for us.

Allowance for Loan Losses

The allowance for loan losses is established and maintained at levels management deems adequate to absorb anticipated credit losses from identified and otherwise inherent risks in the portfolio as of the balance sheet date. In assessing the adequacy of the allowance, we review the quality of, and risks in, loans in the portfolio. We also consider such factors as:

•	specific known risks;

•	our loan loss experience;

•	adverse situations that may affect a borrower’s ability to repay;

•	the status and amount of past due and nonperforming assets;

•	underlying estimated values of collateral securing loans;

•	current and anticipated economic conditions; and

•	other factors which management believes affect the allowance for loan losses.

An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by our credit administration department and presented to our subsidiary banks’ boards of directors on a monthly basis. In addition, loan reviews are performed regularly on the quality of the loan portfolio and related adequacy of the allowance by an individual independent of the lending function. We have outsourced loan review of loans in excess of $3 million to an experienced loan review company which reviews these loans and provides reports approximately two times per year. Based on our analysis, which includes risk factors such as charge-off rates, past dues and loan growth, we may determine that our future loan loss provision needs to increase or decrease in order for us to maintain the allowance at a level sufficient to absorb inherent credit losses. If we become aware that any of these factors has materially changed, our estimate of credit losses in the loan portfolio and the related allowance could also change. All loans have a risk grade assigned at the time the loan is booked. These risk grades are evaluated periodically for appropriateness based on the performance of the borrower and as new information is received on the borrower’s financial condition. The related allowance is calculated based on the risk grade assigned to the loan unless the loan is classified as special mention, substandard, doubtful or loss. Once a loan is classified, an evaluation is made on a specific allowance to be assigned. Accordingly, changes in classification of a loan may change the amount of allowance allocated for that loan. The allowance for loan losses is replenished through a provision for loan losses that is charged against our earnings. As a result, variations in the allowance affect our earnings directly.

While it is our policy to charge-off loans in the current period when a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management’s judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

Carrying Value of Securities

Securities designated as available-for-sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available-for-sale is excluded from net income and is reported, net of deferred taxes, as a component of stockholders’ equity as other comprehensive income. Securities held-to-maturity are carried at amortized cost, as CapitalSouth has the ability, and management has the positive intent, to hold these securities to maturity. Premiums and discounts on securities are amortized and accreted according to the interest method.

Treatment of Derivative Financial Instruments and Hedging Activities

As part of its overall interest rate risk management activities, CapitalSouth utilizes derivative instruments (i) to modify the re-pricing characteristics of assets and liabilities and (ii) to serve as an economic hedge of the fair value risk of fixed-rate liabilities. The primary instruments utilized by CapitalSouth are interest rate swaps. The fair values of these derivative financial instruments are based on dealer quotes and are recorded as an asset or liability and are recognized on the balance sheet at fair value.

Accounting for Stock-Based Compensation

CapitalSouth applied Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock option plans. Prior to January 1, 2005, compensation cost for certain of CapitalSouth’s options subject to variable accounting was recognized based on the difference in the weighted average option exercise price and the fair value of CapitalSouth’s stock. In the third quarter of 2005, CapitalSouth elected to early adopt Statement of Financial Accounting Standards (SFAS) No. 123R (revised 2004). The effect of adopting the new pronouncement will change the manner in which compensation expense related to our options will be calculated. Under the modified retrospective method, the impact on the financial statements for the nine months ended September 30, 2005 is immaterial due to the fact that we have no unvested options and we have not granted or modified any additional options through September 30, 2005.

Treatment of Deferred Tax Assets

Management’s determination of the realization of deferred tax assets is based upon its judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes that CapitalSouth will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact our tax liabilities and resulting provisions for income taxes.

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

Results of Operations

We reported net income for the nine month period ended September 30, 2005 of $1.9 million, or $0.86 basic net income per share and $0.84 per diluted share, versus $1.4 million, or $0.61 basic net income per share and $0.60 per diluted share, for the same period in 2004.

The following table summarizes components of income and expense and the changes in those components for the nine month period ended September 30, 2005 as compared to the same period in 2004.

Condensed Consolidated Statements of Income

	For the Nine Months Ended September 30, 2005	Change from the Prior Period
		Amount	%
	(Dollar amounts in thousands)
Interest income	$15,646	$4,764	43.8%
Interest expense	6,169	2,446	65.7

Net interest income	9,477	2,318	32.4
Provision for loan losses	758	261	52.7

Net interest income after provision for loan losses	8,719	2,057	30.9
Noninterest income	1,688	257	18.0
Noninterest expense	7,554	1,496	24.7

Income before provision for income taxes	2,853	818	40.2
Provision for income taxes	930	249	36.6

Net income	$1,923	$569	42.0%

Net Interest Income

For the nine months ended September 30, 2005, net interest income increased by $2.3 million, or 32.4%, compared with 2004 results for the same period. As discussed in more detail below, the primary reasons for the increase in net interest income were increases in both loan volumes and yields, which in turn generated higher net interest income, and the growth in noninterest-bearing deposits.

We monitor and evaluate the effect of certain risks on our earnings and seek balance between the risks assumed and returns sought. Some of these risks include interest rate risk, credit risk and liquidity risk.

The level of net interest income is determined primarily by the average balances (volume) of interest-earning assets and the various rate spreads between our interest-earning assets and our interest-bearing liabilities. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases or decreases in the average interest rates earned and paid on these assets and liabilities, the ability to manage the interest-earning asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest-bearing deposits.

Beginning in the third quarter of 2004, we began focusing marketing efforts on growing core deposits with a strong emphasis on noninterest-bearing deposits. Our average balance in noninterest-bearing deposits for the nine months ended September 30, 2005 increased 40.5% over the period ended September 30, 2004. This growth in noninterest-bearing funds has helped widen our net interest margin.

Interest income for the nine month period ended September 30, 2005 was $15.6 million, a 43.8% increase as compared to the same period in 2004. As further illustrated in the following tables, the primary drivers of the increase for the nine month period ended September 30, 2005 were increases in the volume and yield on loans.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned/paid thereon, and the fully taxable equivalent yield/rate for the nine months ended September 30, 2005 and 2004. The loan averages include loans on which the accrual of interest has been discontinued. Income on certain nonaccrual loans is recognized on a cash basis.

	Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis For the Nine Months Ended September 30,
	2005			2004
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Assets
Earnings assets:
Loans, net of unearned income	$276,962	$13,863	6.69%	$219,051	$9,099	5.55%
Investment securities	59,463	1,661	3.73	66,827	1,777	3.55
Other earning assets	7,274	201	3.70	3,698	84	3.04

Total earning assets	343,699	15,725	6.12	289,576	10,960	5.06

Total noninterest-earning assets	20,029			12,317

Total assets	$363,728			$301,893

Liabilities and shareholders’ equity
Interest-bearing liabilities:
NOW accounts	$12,783	41	0.43	$15,857	60	0.51
Money market accounts	66,166	1,350	2.73	40,172	508	1.69
Savings deposits	3,727	10	0.34	3,834	9	0.31
Time deposits < $100,000	131,682	2,989	3.03	103,424	1,747	2.26
Time deposits > $100,000	26,373	533	2.70	22,040	300	1.82
State of Alabama time deposits	5,780	115	2.67	5,780	44	1.02
Federal funds purchased	12,087	278	3.08	22,113	264	1.59
FHLB Advances	10,981	312	3.80	15,544	484	4.16
Repurchase agreements	12,592	248	2.64	12,402	114	1.23
Subordinated debentures	5,147	249	6.46	5,000	163	4.36
Other borrowings	1,311	44	4.52	1,205	31	3.44

Total interest-bearing liabilities	288,629	6,169	2.86	247,371	3,724	2.01

Net interest spread		$9,556	3.26		$7,236	3.05

Noninterest-bearing demand deposits	40,555			28,868
Accrued expenses and other liabilities	8,387			1,957
Stockholders’ equity	26,510			24,059
Unrealized gain (loss) on securities	(353)			(362)

Total liabilities and stockholders’ equity	$363,728			$301,893

Impact of noninterest-bearing sources and other changes in balance sheet composition			0.46			0.29

Net interest margin			3.72%			3.34%

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes.

Change in Interest Income and Expenses on a Tax-Equivalent Basis

For the Nine Months ended September 30, 2005 Compared to 2004

	Increase (Decrease) in Interest Income and Expense Due to Change in:
	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Loans, net of unearned income	$2,894	$1,870	$4,764
Investment securities	(206)	90	(116)
Other earning assets	82	35	117

Total earning assets	2,770	1,995	4,765

Interest-bearing liabilities:
NOW accounts	(11)	(8)	(19)
Money market accounts	531	311	842
Savings deposits	—	1	1
Time deposits < $100k	642	600	1,242
Time deposits > $100k	87	146	233
State of Alabama time deposits	—	71	71
Federal funds purchased	(217)	231	14
FHLB advances	(133)	(39)	(172)
Repurchase agreements	4	130	134
Other borrowings	10	89	99

Total interest-bearing liabilities	913	1,532	2,445

Increase in net interest income	$1,857	$463	$2,320

Provision for Loan Losses

The provisions for loan losses charged to operations for the nine months ended September 30, 2005 and 2004 were $758,000 and $497,000, respectively. Net charge-offs for the nine months ended September 30, 2005 and 2004 were $214,000 and $211,000, respectively. Annualized net charge-offs as a percentage of average loans declined to 0.10% for the nine months ended September 30, 2005, compared to 0.13% for the same period in 2004.

We increased the provision for loan losses in the first nine months of 2005 relative to 2004 as a result of downgrading two separate large loan relationships totaling $4.5 million, resulting in $132,000 in additional provision. The increase in the provision was additionally due to our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the levels of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. For the nine months ended September 30, 2005, our loan portfolio increased by $26.0 million, compared to $26.6 million in the same period in 2004. Year-over-year, the loan portfolio increased by $53.0 million from September 30, 2004 to September 30, 2005.

We believe that the allowance for loan losses at September 30, 2005 is sufficient to absorb losses inherent in the loan portfolio based on our assessment of the information available. Our assessment involves uncertainty and judgment; therefore, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. In addition, bank regulatory authorities, as part of their periodic examination, may require additional charges to the provision for loan losses in future periods if the results of their reviews warrant additions to the allowance for loan losses. The methodology used by bank regulatory authorities to assess our allowance for loan losses may take into account additional factors, such as comparisons of our methodology for determining, and amounts of, allowances for loan losses to a group of peer institutions identified by the regulators.

Noninterest Income

For the nine months ended September 30, 2005, noninterest income totaled $1.7 million, an increase of $257,000, or 18.0%, over the same period in 2004. The following table presents the primary components of noninterest income for the nine months ended September 30, 2005 and 2004.

Noninterest Income

	Nine Months Ended September 30,
	2005	2004	Percent Change
	(Dollar amounts in thousands)

Service charges and fees on deposit accounts	$721	$615	17.2%
Business Capital Group Loan Income	640	443	44.5
Gain on sale of securities	4	1	300.0
Other income	323	372	(13.1)

Total noninterest income	$1,688	$1,431	18.0%

A large source of noninterest income for us is service charges and fees on deposit accounts. For the nine months ended September 30, 2005, total service charges and fees on deposit accounts were $721,000, an increase of $106,000 over 2004 for the same period. The increase in fees is primarily attributable to the large increase in transaction deposit accounts. We have increased transaction deposit accounts by 1,333 accounts over 2004, representing a 29.5% increase in the number of accounts year-over-year from September 30, 2004 to September 30, 2005.

One of the largest sources of noninterest income for us is Business Capital Group Loan Income which includes gain on sale of loans for which credit support is provided through various programs, including those of the U.S. Small Business Administration (SBA loans), and premium income on loans originated in the name of the investor referred by our Business Capital Group. For the nine month period ended September 30, 2005 we reported $640,000 in Business Capital Group Loan Income compared to $443,000 for the same period in 2004. While our period-to-period comparison of Business Capital Group Loan Income reflects a large increase in the nine month period ended September 30, 2005 from the comparative period in 2004, the results overstate the expected increase in income for the full year of 2005. The majority of our income in 2004 occurred in the fourth quarter. This is not expected to recur in the fourth quarter of 2005; thus, the comparative increase in 2005 is not indicative of the more modest increase anticipated for the full year of 2005 as compared to 2004. More specifically, income is primarily generated from the sale or referral of loans by our Business Capital Group under the SBA Section 504 Loan Program and other secondary market conventional products offered for the small and medium-sized business customer. Loans referred or originated under these programs are for the purchase, construction, renovation or refinancing of real estate for small and medium-sized businesses and the buildings in which they operate their businesses. Sales of loans by our Business Capital Group qualify for sales accounting treatment in accordance with Statement of Financial Accounting Standard No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS No. 140), as we have “surrendered control over the transferred assets” within the definition set forth in SFAS No. 140 paragraph 9. We have effectively isolated these loans, and the loans are beyond our reach in all respects. The investor purchasing the loan has the right to pledge or maintain effective control over the loans. The sales contain no recourse provisions, and we do not retain any rights or obligations to service loans sold by our Business Capital Group.

Other income and gain on sale of securities for the nine months ended September 30, 2005 totaled $327,000, compared to $373,000 for the same period in 2004. The components of other income primarily consist of investment banking income and income on bank-owned life insurance and referral fees for originations of certain mortgages. The decline in other income is due to the discontinuance of a mortgage banking relationship late in 2004 in which CapitalSouth Bank jointly originated one-to-four family mortgages with a local mortgage company and due to lower investment banking income in 2005 resulting from fewer closed underwriting deals.

Noninterest Expense

For the nine months ended September 30, 2005, noninterest expense increased $1.5 million, or 24.7%, to $7.6 million, compared to $6.1 million for the same period in 2004. Unless indicated otherwise in the discussion below, we anticipate additional increases in noninterest expense throughout 2005 and into 2006 as a result of our branching activities. The following table represents the components of noninterest expense for the nine months ended September 30, 2005 and 2004.

	Nine Months Ended September 30,
	2005	2004	Percent Change
	(Dollar amounts in thousands)
Salaries and benefits	$4,256	$3,411	24.8%
Furniture and equipment	714	517	38.1
Professional fees	614	424	44.8
Advertising and marketing	259	251	3.2
Occupancy	526	445	18.2
Other expense	1,185	1,010	17.3

Total noninterest expense	$7,554	$6,058	24.7%

Salaries and benefits increased 24.8% for the nine months ended September 30, 2005, as compared to the same period in 2004. The increase in salaries and benefits is related directly to staff additions to accommodate our growth. As of September 30, 2005, we had 113 full time equivalent employees compared to 89 full time equivalent employees as of September 30, 2004.

Furniture and equipment expense increased 38.1% for the nine months ended September 30, 2005, as compared to the same period in 2004. This increase in expense was due to the depreciation expense resulting from the purchase of furniture and equipment for construction of two banking offices, renovation of two banking offices and an operations center, and the purchase of a check imaging system. We believe these investments in our infrastructure are necessary to support business strategies discussed herein.

Professional fees increased 44.8% for the nine months ended September 30, 2005, as compared to the same period in 2004. Professional fees include fees related to outsourcing internal audit, legal fees, external audit and tax services, loan review, compliance and information technology audits.

Our advertising and marketing expenses increased 3.2% for the nine months ended September 30, 2005 compared with the same period in 2004 as a result of the advertising and general marketing to support our efforts to grow our core deposits. In June 2004, we embarked on a concentrated marketing strategy to grow our core deposits, thereby reducing our reliance on non-core funding and borrowings from the Federal Home Loan Bank of Atlanta.

Our occupancy expense increased 18.2% for the nine months ended September 30, 2005, as compared to the same period in 2004. In addition to the investments noted above, CapitalSouth Bank purchased its main office building in May of 2005.

Income Taxes

For the nine months ended September 30, 2005, we recorded a provision for income taxes of $930,000, compared to $681,000 for the same period in 2004. Our effective tax rates for the nine months ended September 30, 2005 and 2004 were 32.6% and 33.5%, respectively.

Balance Sheet

Our total assets were $390.9 million at September 30, 2005 as compared to $337.7 million at December 31, 2004 and $315.1 million at September 30, 2004. Our asset growth is primarily funded by our core deposit growth and FHLB borrowings. Over the last twelve months, reliance on FHLB borrowings has been declining as we have aggressively marketed core deposits and have successfully generated rapid growth in these deposits.

Loans

As of September 30, 2005, total loans increased 10.0% from the year ended December 31, 2004 and were 22.4% greater at September 30, 2005 than at September 30, 2004. Our strong loan growth is attributable to the addition of a new banking office in Huntsville, Alabama and the continued strong demand throughout our market areas for real estate secured loans due to the historically low interest rate environment in recent years. We believe that general loan growth will remain strong in the near term, although rising market interest rates may reduce loan demand. Funding of future loan growth may be restricted by our ability to maintain appropriate capital levels and adequate liquidity.

Asset Quality

We consider our asset quality to be of primary importance. We have established underwriting standards that have proven to be effective in maintaining high credit quality in our loan portfolio. We have an experienced senior credit administration officer and have outsourced our loan review function to a seasoned loan review firm. We have implemented standardized underwriting and credit analysis. Our level of nonperforming loans to total loans declined from 0.50% at December 31, 2004 to 0.45% at September 30, 2005.

Our methods for reviewing loan quality and establishing the allowance for loan losses, as well as our net charge-offs, are described above under the subheadings “Provision for Loan Losses” and “Critical Accounting Policies.” Problem assets are reviewed regularly with our senior credit administration officer and the Credit Committee. Our board of directors is updated periodically on the status of large problem assets.

Analysis of Changes in Allowance for Loan Losses

	For the Nine Months Ended September 30,
	2005	2004
	(Dollar amounts in thousands)
Allowance for loan losses:
Beginning of period	$3,200	$2,666
Provision for loan losses	758	497

Sub-total	3,958	3,163
Charged-off loans:
Real estate loans	134	76
Installment loans	112	207
Commercial loans	32	29

Total charged-off	278	312

Recoveries of charge-off loans:
Real estate loans	7	12
Installment loans	57	45
Commercial loans	—	44

Total recoveries	64	101

Net charged-off loans	214	211

Allowance for loan losses—end of period	$3,744	$2,952

As a percentage of year-to-date average loans:
Net loans charged-off (annualized)	0.10%	0.13%
Provision for loan losses (annualized)	0.36%	0.30%

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	As of September 30, 2005		As of September 30, 2004
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollar amounts in thousands)

Commercial	$533	13.8%	$323	13.6%
Real estate-construction	905	28.6	582	27.2
Real estate-mortgage	1,860	54.2	1,521	52.1
Consumer	242	3.4	392	7.1
Unallocated	204	—	134	—

Total	$3,744	100.0%	$2,952	100.0%

The unallocated allowance is available as a general allowance against the entire loan portfolio and is related to factors such as current economic conditions which are not directly associated with a specific loan category.

Nonperforming Assets

Nonperforming assets include nonaccrual loans, accruing loans contractually past due 90 days or more and other real estate owned. We place loans on nonaccrual status when we have concerns relating to our ability to collect the loan principal and interest, and in any event when these loans are 90 days or more past due. Nonaccrual loans totaled $1.3 million at September 30, 2005, $1.3 million at December 31, 2004 and $1.5 million at September 30, 2004. The nonaccrual loans at September 30, 2005 included $825,000 of real estate mortgage loans, $419,000 of commercial loans, and $11,000 of consumer loans. There were no commitments to lend additional funds to customers with loans on nonaccrual status at September 30, 2005. There were no loans 90 days past due and still accruing at September 30, 2005, December 31, 2004, or September 30, 2004.

At September 30, 2005, we owned other real estate in the amount of $310,000, compared to $381,000 at December 31, 2004 and $354,000 at September 30, 2004. All of our other real estate consists of residential real estate properties and has been written down to their respective fair values. At September 30, 2005, we owned repossessed non-real estate assets in the amount of $10,000 as compared to $0 at December 31, 2004 and September 30, 2004. At the time of repossession, non-real estate assets are written down to their respective fair values.

Investment Securities and Other Assets

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain governmental deposits and borrowed funds. We use two categories to classify our securities: “held-to-maturity” or “available-for-sale.” Securities totaling $29.9 million were in the held-to-maturity portfolio at September 30, 2005, compared to $33.1 million at December 31, 2004 and $34.1 million at September 30, 2004. Securities totaling $37.6 million were in the available-for-sale portfolio at September 30, 2005, compared to $28.9 million at December 31, 2004 and $29.9 million at September 30, 2004. The increase in the investment portfolio is the result of the increased deposit generation in excess of loan growth and the additional $2.5 million in trust preferred securities.

At September 30, 2005, the available-for-sale portfolio had an unrealized net loss of approximately $406,000, net of tax. The unrealized net loss is the result of changes in market values due to the rise in interest rates in the general market. We consider the overall quality of the securities portfolio to be high. Our securities portfolio at September 30, 2005 consisted of agency bonds, federal agency issued pools and asset-backed securities, municipal bonds and collateralized mortgage obligations (CMOs). The following table provides the amortized cost of our securities by their stated maturities (this maturity schedule excludes prepayment and call features of the securities), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities—Amortized Cost

	Less than One Year	One to Five Years	Five to Ten Years	More than Ten Years
	(Dollar amounts in thousands)

Agency bonds	$4,492	$29,070	$1,000	$—
Agency issued pools	—	9,621	7,168	4,806
Asset-backed & CMOs	—	—	—	5,602
Municipal—tax exempt	140	3,044	1,094	827
Other	—	—	—	570

Total	$4,632	$41,735	$9,262	$11,805

Tax equivalent yield	2.73%	4.05%	3.98%	3.88%

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. All securities held are traded in liquid markets.

At September 30, 2005, we had federal funds sold of $10.4 million, compared to $199,000 at December 31, 2004 and $96,000 at September 30, 2004. The increase in federal funds sold, as compared to year-end, is primarily due to our deposit growth exceeding our loan growth. As a result, we invested the excess deposits into federal funds sold based on our liquidity needs.

At September 30, 2005, we held $4.3 million in bank-owned life insurance, compared to $4.2 million and $4.2 million at December 31, 2004 and September 30, 2004, respectively.

In July 2005, we acquired a Florida bank charter from another financial institution for $1.2 million and merged the acquired charter into CapitalSouth Bank. CapitalSouth Bank recorded an intangible asset of $1,266,853 representing the stripped bank charter acquired from the other financial institution. The intangible asset is recorded as a component of other assets on the consolidated balance sheet.

Deposits and Other Borrowings

As of September 30, 2005, deposits increased by 26.1% compared to December 31, 2004, and by 37.8% compared to September 30, 2004. Deposit growth was the result of the expansion of our branch network and several targeted deposit campaigns focused on expanding our existing customer relationships as well as developing new customer relationships. We believe that our deposits will continue to increase throughout 2005 as a result of recently opened banking offices and offices to be opened in the near term.

Federal funds purchased and securities sold under agreements to repurchase were $12.5 million as of September 30, 2005, compared to $30.9 million and $31.5 million at December 31, 2004 and September 30, 2004, respectively. In June 2004, we began a focused deposit campaign as a strategy to reduce our non-core borrowings and our reliance on borrowings from the Federal Home Loan Bank of Atlanta. The decrease in federal funds purchased and repurchase agreements, as compared to year-end, is primarily due to our strategies and the resultant deposit growth which have reduced reliance on these short term funding sources.

The following table details the maturities and rates of our term borrowings from the Federal Home Loan Bank of Atlanta, as of September 30, 2005:

Borrow Date	Type	Principal	Term	Rate	Maturity
9/29/1998	Convertible advance	$3,000,000	10 years	4.60%	9/29/2008
10/1/1998	Convertible advance	$3,000,000	10 years	4.94%	10/1/2008

	Composite rate			4.77%

For amounts and rates of our deposits by category, see the table “Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis” under the subheading “Net Interest Income.”

Liquidity

Liquidity management involves meeting our cash flow requirements, which arise primarily from withdrawal of deposits, extensions of credit, and payment of operating expenses. Traditional sources of liquidity for a bank include asset maturities, growth in core deposits, earnings and other borrowings. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions. These sources of liquidity must be managed to ensure that adequate funding is available in all foreseeable economic conditions and timeframes.

Our banking subsidiaries have established borrowing relationships with the Federal Home Loan Bank of Atlanta under which there is a blanket lien on their one-to-four family residential mortgage loan portfolios, their commercial real estate loan portfolios and certain investment securities owned by them. At September 30, 2005, we had excess collateral representing approximately $41 million in additional borrowing availability.

We utilize an asset/liability modeling tool to forecast the impact of changing interest rate scenarios on our net interest margin. This tool allows management to make informed decisions on pricing and on the mix of funding sources. As interest rates have continued to rise, we have increased our focus on the generation of core deposits as the more economical source of funding. Should interest rates decline, we would evaluate our wholesale funding sources to determine the most economical source for funding.

We believe that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including unfunded loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Capital Resources

Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The Federal Reserve Board and the Alabama State Banking Department, our primary regulators, have adopted minimum capital regulations or guidelines that categorize capital components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines. We maintain capital levels exceeding the minimum capital levels required in addition to exceeding those capital requirements for well capitalized banks and holding companies under applicable regulatory guidelines.

The following table compares the required capital ratios maintained by CapitalSouth Bancorp, CapitalSouth Bank and Capital Bank.

			Actual
	Well Capitalized	Adequately Capitalized	CapitalSouth Bancorp	CapitalSouth Bank	Capital Bank
September 30, 2005
Tier 1 capital to risk adjusted assets	6.0%	4.0%	11.3%	10.6%	20.2%
Total capital to risk adjusted assets	10.0	8.0	12.6	11.8	21.1
Tier 1 capital to average assets	5.0	4.0	8.8	8.2	15.8

December 31, 2004
Tier 1 capital to risk adjusted assets	6.0%	4.0%	11.6%	9.2%	25.0%
Total capital to risk adjusted assets	10.0	8.0	12.9	10.4	26.3
Tier 1 capital to average assets	5.0	4.0	9.3	7.3	20.7

September 30, 2004
Tier 1 capital to risk adjusted assets	6.0%	4.0%	12.4%	10.3%	29.4%
Total capital to risk adjusted assets	10.0	8.0	13.6	11.6	30.6
Tier 1 capital to average assets	5.0	4.0	9.6	7.9	22.5

CapitalSouth participated in a pooled trust preferred offering in September 2005, issuing $2.5 million in additional junior subordinated debentures. The proceeds from the trust preferred offering were contributed as capital to CapitalSouth Bank. This amount is reflected in the ratios above. See “Business—Recent Developments” on page 54.

Additionally, in connection with our recent acquisition of a Florida bank charter, by which we obtained the legal authority to branch in Florida, CapitalSouth Bank was required by the Alabama State Banking Department as a condition to its approval to maintain a 7% Tier 1 capital to average assets ratio and at all times to remain well capitalized. In the event of failure to remain well capitalized, CapitalSouth Bank is required to submit a capital plan to the Superintendent of Banks of the Alabama State Banking Department for his approval.

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Results of Operations

We reported net income for 2004 of $1.9 million versus net income for 2003 of $1.5 million. Our net income for 2002 was $1.2 million. In 2004, basic net income was $0.84 per share and $0.83 per diluted share, respectively. In 2003, basic net income was $0.66 per share and $0.65 per diluted share, respectively. For 2002, basic net income was $0.53 per share and $0.52 per diluted share, respectively.

Net income in 2004 was above the 2003 level as a result of our increased net interest spread. Our overhead also increased in 2004 as a result of opening two additional banking offices (one of which, operating under the trade name “Banco Hispano,” was designed to serve the Latino banking community in the Birmingham metropolitan area) and the construction of two banking offices. As of December 31, 2004, we had 6 banking offices, including our headquarters office, three loan production offices and 86 full time equivalent employees. We expect to continue to expand our banking office network and our employee base in 2005. However, we are mindful of the fact that growth and increasing the number of offices add expenses (such as administrative costs, occupancy, salaries and benefits expenses) before earnings. This is especially the case with respect to offices in new market areas.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

Condensed Consolidated Statements of Income

For the Years Ended December 31,

		Change from the Prior Year			Change from the Prior Year
	2004	Amount	%	2003	Amount	%	2002
	(Dollar amounts in thousands)
Interest income	$15,210	$2,354	18.3%	$12,856	$(112)	(0.9)%	$12,968
Interest expense	5,174	98	1.9	5,076	(849)	(14.3)	5,925

Net interest income	10,036	2,256	29.0	7,780	737	10.5	7,043
Provision for loan losses	847	27	3.3	820	(57)	(6.5)	877

Net interest income after provision for loan losses	9,189	2,229	32.0	6,960	794	12.9	6,166
Noninterest income	2,060	(19)	(0.9)	2,079	118	6.0	1,961
Noninterest expense	8,389	1,463	21.1	6,926	548	8.6	6,378

Income before provision for income taxes	2,860	747	35.4	2,113	364	20.8	1,749
Provision for income taxes	983	367	59.6	616	77	14.3	539

Net income	$1,877	$380	25.3%	$1,497	$287	23.7%	$1,210

Further explanation, with year-to-year comparisons of the income and expense, is provided below.

Net Interest Income

In 2004, net interest income was $10.0 million or 29.0% more than the 2003 level of $7.8 million, which in turn was 10.5% more than the 2002 level of $7.0 million.

Total interest income in 2004 was $15.2 million, an 18.3% increase over the 2003 level of $12.9 million, which was 0.9% lower than the 2002 level of $13.0 million. The year-over-year increase in interest income in 2004 was the result of earning asset growth and increasing interest rates in the second half of the year. The slight decline in interest income in 2003 compared with 2002 was the result of a lower interest rate environment in 2003. A large percentage of our loans are tied to variable rate indices; accordingly, the income recognized on these loans fluctuates with changes in the market rate of interest. The average prime rates were 4.34%, 4.13% and 4.68% for the years 2004, 2003 and 2002, respectively.

The following table details average balances of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned/paid thereon, and the fully taxable equivalent yield/rate for the years ended December 31, 2004, 2003 and 2002. The loan averages include loans on which the accrual of interest has been discontinued. Income on certain nonaccrual loans is recognized on a cash basis.

	Average Consolidated Balance Sheets and Net Interest Analysis on a Fully Tax-Equivalent Basis For the Years Ended December 31,
	2004			2003			2002
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollar amounts in thousands)
Assets
Earnings assets:
Loans, net of unearned income	$225,681	$12,846	5.69%	$189,907	$10,533	5.55%	$151,655	$9,969	6.57%
Investment securities	65,863	2,342	3.56	64,882	2,288	3.53	61,978	2,912	4.71
Other earning assets	3,615	116	3.22	4,473	131	2.93	5,234	182	3.48

Total earning assets	295,159	15,304	5.19	259,262	12,952	5.00	218,867	13,063	5.97

Other assets	13,041			11,071			11,630

Total assets	$308,200			$270,333			$230,497

Liabilities and stockholders’ equity
Interest-bearing liabilities:
NOW accounts	$15,330	76	0.50	$18,846	130	0.69	$21,606	274	1.27
Money market accounts	45,365	823	1.81	28,130	475	2.16	18,494	472	2.55
Savings deposits	3,843	13	0.34	3,251	26	0.79	2,288	26	1.13
Time deposits < $100,000	103,172	2,349	2.28	97,861	2,560	2.33	92,284	3,352	3.63
Time deposits > $100,000	22,594	440	1.95	19,648	403	2.05	9,603	365	3.80
State of Alabama time deposits	5,780	69	1.19	5,891	64	1.09	5,285	92	1.73
Federal funds purchased	22,370	393	1.76	16,404	205	1.25	7,798	145	1.86
FHLB Advances	14,402	562	3.90	20,707	884	4.27	26,524	1,075	4.05
Repurchase agreements	12,550	175	1.39	7,891	86	1.09	1,680	23	1.35
Subordinated debentures	5,000	232	4.63	5,000	225	4.50	2,500	101	4.06
Other borrowings	1,205	42	3.61	1,205	18	1.55	—	—	—

Total interest-bearing liabilities	251,611	5,174	2.06	224,834	5,076	2.26	188,062	5,925	3.15

Net interest spread		$10,130	3.13		$7,876	2.74		$7,138	2.82

Noninterest-bearing demand deposits	30,283			21,484			17,524
Accrued expenses and other liabilities	2,148			1,213			381
Stockholders’ equity	24,476			22,948			24,659
Unrealized gain (loss) on securities	(318)			(146)			(129)

Total liabilities and stockholders’ equity	$308,200			$270,333			$230,497

Impact of noninterest-bearing sources and other changes in balance sheet composition			0.30			0.30			0.44

Net interest margin			3.43%			3.04%			3.26%

The following table reflects changes in our net interest margin as a result of changes in the volume and rate of our interest-bearing assets and liabilities. Changes as a result of mix or the number of days in the period have been allocated to the volume and rate changes.

Change in Interest Income and Expenses on a Tax-Equivalent Basis

	2004 Compared to 2003 Increase (Decrease) in Interest Income and Expense Due to Changes in:			2003 Compared to 2002 Increase (Decrease) in Interest Income and Expense Due to Changes in:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)
Interest-earning assets:
Loans, net of unearned income	$2,036	$277	$2,313	$2,122	$(1,558)	$564
Investment securities	35	19	54	102	(726)	(624)
Other earning assets	(28)	13	(15)	(22)	(29)	(51)

Total earning assets	2,043	309	2,352	2,202	(2,313)	(111)

Interest-bearing liabilities:
NOW accounts	(17)	(37)	(54)	(19)	(125)	(144)
Money market accounts	313	35	348	163	(160)	3
Savings deposits	2	(15)	(13)	8	(8)	—
Time deposits < $100k	121	(332)	(211)	146	(938)	(792)
Time deposits > $100k	57	(20)	37	206	(168)	38
State of Alabama time deposits	(1)	6	5	7	(35)	(28)
Federal funds purchased	101	87	188	109	(49)	60
FHLB advances	(227)	(95)	(322)	(276)	85	(191)
Repurchase agreements	65	24	89	68	(5)	63
Other borrowings	—	31	31	130	12	142

Total interest-bearing liabilities	414	(316)	98	542	(1,391)	(849)

Increase (decrease) in net interest income	$1,629	$625	$2,254	$1,660	$(922)	$738

Provision for Loan Losses

The provision for loan losses charged to operations during 2004 was $847,000, compared to $820,000 in 2003 and $877,000 in 2002. In 2004, net charge-offs totaled $313,000, compared with $475,000 for 2003 and $417,000 for 2002. Net charge-offs as a percentage of average loans were 0.14% in 2004, 0.25% in 2003, and 0.27% in 2002.

The increase in our provision for loan losses in 2004 relative to 2003 was a result of our analysis of inherent risks in the loan portfolio in relation to the portfolio’s growth, the level of past due, charged-off, classified and nonperforming loans, as well as general economic conditions. The net loan portfolio increased by $53.0 million from year-end 2003 to year-end 2004, compared with an increase of $31.0 million from year-end 2002 to year-end 2003. We continue to experience robust loan growth in 2005 and therefore anticipate that our provision for loan losses will continue to increase to provide an adequate allowance for loan losses related to this growth in our loan portfolio.

The decrease in our provision for loan losses in 2003 relative to 2002 was a result of a decline in the loan growth for Capital Bank and a decline in the outstanding loans related to a discontinued business line that required additional loan loss provision in 2002.

We have outsourced a portion of our loan review function to an experienced loan review company whose primary function is to effectively monitor the quality of our loan portfolio, determine compliance with applicable laws and regulations, assess loan policies, validate the internal loan risk management system and provide enhancements to strengthen our credit culture. The loan review company reviews all loans in excess of $3 million, which loans average approximately 15% of our loan portfolio, and conducts this loan review approximately two times per year. In addition, we review our loan portfolio on a monthly basis to check on loan status and whether any loans need to be classified. We are transitioning some of the loan review functions to staff we plan to hire. Our loan review findings are presented to our management and board of directors.

Noninterest Income

Total noninterest income was $2.1 million for 2004 and 2003 and $2.0 million for 2002. The following table presents the primary components of noninterest income for 2004, 2003 and 2002.

	For the Years Ended December 31,
	2004	Percent Change	2003	Percent Change	2002
	(Dollar amounts in thousands)
Service charges and fees on deposit accounts	$801	40.3%	$571	3.6%	$551
Business Capital Group Loan Income	800	(14.3)	934	92.6	485
Gain on sale of securities	1	(99.3)	150	(44.2)	269
Other income	458	8.0	424	(35.4)	656

Total noninterest income	$2,060	(0.9)%	$2,079	6.0%	$1,961

Total service charges, including non-sufficient funds fees, were $801,000, or 38.9% of total noninterest income for 2004, compared with $571,000, or 27.5% for 2003 and $551,000 or 28.0% for 2002. The year-over-year increase is a direct reflection of the growth in our core transaction deposit accounts. At the end of 2004, we had 5,796 transaction accounts compared with 3,859 transaction accounts at the end of 2003. We anticipate this growth will continue in 2005 due to the expansion of our banking offices and staffing and the focus on marketing in core deposits.

The decrease in Business Capital Group Loan Income from 2003 to 2004 was due to a reduction in sales and referrals of loans by our Business Capital Group during 2004. As discussed previously, the majority of these loan transactions in 2004 occurred in the fourth quarter. We facilitated or originated many of the same types of loans during 2004 as we facilitated or originated in 2003; however, our Business Capital Group is unable to control the timing of when those loans close, which impacts when we are able to recognize Business Capital Group Loan Income. Business Capital Group Loan Income increased 92.6% between 2002 and 2003, primarily due to the opening of our Ft. Lauderdale, Florida loan production office in early 2003 and the re-entry of an institutional investor into the hotel lending area in 2003, which increased our hotel lending products. Sales of loans by our Business Capital Group qualify for sales accounting treatment in accordance with SFAS No. 140, as we have “surrendered control over the transferred assets” within the definition set forth in SFAS No. 140 paragraph 9. We have effectively isolated these loans, and the loans are beyond our reach in all respects. The investor purchasing the loan has the right to pledge or maintain effective control over the loans. The sales contain no recourse provisions, and we do not retain any rights or obligations to service loans sold by our Business Capital Group.

Gains on sales of available-for-sale securities declined from $150,000 in 2003 to less than $1,000 in 2004.

The decrease in other income in 2003 compared with 2002 was primarily due to a large decrease in investment banking income related to underwriting activity. Periodically CapitalSouth has participated in municipal bond offerings and has recognized underwriting income at the time the offerings closed. We had essentially no underwriting income in 2003, compared to approximately $242,000 in underwriting income in 2002. Other income also includes income on bank-owned life insurance. Life insurance with cash surrender values in the amounts of approximately $4.2 million and $4.0 million at December 31, 2004 and 2003, respectively, is available to fund payments necessary under the terms of certain existing deferred compensation and supplemental income plans maintained for the benefit of our directors and certain executive officers (including CapitalSouth Bank directors). This life insurance is subject to split dollar agreements whereby death benefits under the policies will be split between CapitalSouth Bank and the designated beneficiaries of the directors and executive officers. The economic value of the split dollar benefit is taxable to the executives and directors as part of their total compensation each year.

Noninterest Expense

Total noninterest expense for 2004 was $8.4 million, compared to $6.9 million in 2003 and $6.4 million in 2002. Noninterest expense for 2004 included an increase of approximately $1.1 million in salaries and benefits as a result of growth within our core banking markets. The following table represents the components of noninterest expense for the years ended December 31, 2004, 2003 and 2002.

Noninterest Expense

	For the Years Ended December 31,
	2004	Percent Change	2003	Percent Change	2002
	(Dollar amounts in thousands)

Salaries and benefits	$4,768	28.8%	$3,701	(4.8)%	$3,888
Furniture and equipment	722	5.7	683	5.9	645
Professional fees	643	2.2	629	48.1	425
Advertising and marketing	348	104.7	170	21.4	140
Occupancy	630	15.8	544	17.0	465
Other expense	1,278	6.6	1,199	47.1	815

Total noninterest expense	$8,389	21.1%	$6,926	8.6%	$6,378

Total salaries and benefits for 2004 increased by 28.8% over the 2003 level. The increase in salaries and benefits is related to our banking office openings and other staff additions to accommodate our growth. As of December 31, 2004, we had 86 full time equivalent employees. As of December 31, 2003, we had 77 full time equivalent employees. As of December 31, 2002, we had 64 full time equivalent employees. Salaries and benefits decreased in 2003 from 2002 levels primarily as a result of an increase in direct loan origination costs, which reduces current salary and benefit expense. This increase in direct loan origination costs was associated with a higher level of loan originations and better identification of costs directly related to lender origination activities. Salary costs associated with the origination of loans are deferred and amortized over the life of the related loan resulting in a reduction of loan yield.

Our professional fees for 2003 increased by 48.1% compared to 2002 levels for several reasons. In 2003, we became involved in two litigation matters, which have now been resolved, that caused us to increase our spending on legal fees. One matter involved a dispute with our then landlord concerning restrictions on the term of leases to other tenants in light of our option to lease additional space and/or acquire the building. We obtained a court order enforcing the covenants in our lease which restricted the term of other leases. In 2005, we acquired the building in which the main office of CapitalSouth Bank and our corporate headquarters is located. The second matter concerned a dispute with three former directors of Capital Bank concerning their right to continue as directors and to exercise independent authority over Capital Bank versus the authority of CapitalSouth and its Chief Executive Officer over Capital Bank. This matter was settled in connection with the repurchase of the common stock of CapitalSouth held by such persons and the payment of severance to one who was also an officer. In 2004, our growth, in particular the establishment of our Banco Hispano operation and an increase in legal issues generally, including two affirmative actions consisting of an appraiser malpractice claim and an internet domain name claim, caused our legal expense and related reserves to remain at a fairly constant level, even as prior matters were resolved. We expect that our continued growth, combined with the increased legal issues faced by publicly reporting companies, will keep our legal expenses at the same, if not a higher level, for the foreseeable future. Outsourcing of our internal audit function and the retention of a marketing consultant in 2003 also increased our professional fees over 2002 levels. Our professional fees in 2004 included engaging a marketing consultant (this position is now a staff position effective 2005) and increasing the coverage of our loan review services consultant to include Capital Bank. Additionally, we engaged a consultant to review revenue enhancement opportunities.

Our advertising and marketing expenses increased 104.7% in 2004 compared with 2003 as a result of the advertising related to the opening of a new banking office in Huntsville, Alabama, which was a new market for CapitalSouth, the opening of a new banking office in the Birmingham metropolitan area that focuses on serving the Latino market, and general marketing to support our efforts to grow our core deposits. In June 2004, we embarked on a concentrated marketing strategy to increase our core deposits, thereby reducing our reliance on non-core funding and borrowings from the Federal Home Loan Bank of Atlanta.

Our occupancy expense increased each year primarily as a result of higher rent and custodial expenses related to new leased offices opened during the applicable time frame.

Income Taxes

We recorded provision for income taxes of $983,000 in 2004, compared with $616,000 in 2003 and $539,000 in 2002. Our effective tax rates for 2004, 2003 and 2002 were 34.4%, 29.2% and 30.8%, respectively. Our primary permanent differences are related to tax-free income. Barring legislative tax changes, we anticipate our effective tax rate to decline in 2005 as we increase the level of tax-free income sources and other tax planning strategies.

Balance Sheet

We ended 2004 with total assets of $337.7 million, a 15.1% increase over the year-end 2003 level of $293.3 million. Our asset growth is directly related to deposit growth and the funds available to us for investment. In 2004 our total assets increased due to organic growth in our loan portfolio. We opened two new locations in 2004 and one new location in 2003.

Loans

Our loan demand has been strong. Total loans increased 25.6% from year-end 2003 to year-end 2004 and 17.7% from year-end 2002 to year-end 2003. The following table presents a summary of the loan portfolio by category for the last five years.

Loans Outstanding

	As of December 31,
	2004	Percent Change	2003	Percent Change	2002	Percent Change	2001	Percent Change	2000
	(Dollar amounts in thousands)

Commercial	$41,347	57.10%	$26,318	(0.61)%	$26,480	16.29%	$22,770	(0.02)%	$22,775
Real estate—construction	68,571	24.35	55,145	52.47	36,168	80.95	19,988	0.81	19,827
Real estate— mortgage	135,308	25.86	108,450	21.47	89,284	20.98	73,798	4.82	70,406
Consumer	13,482	(16.20)	16,087	(30.20)	23,031	(6.58)	24,653	(29.22)	34,829

Total loans	$258,708	25.59%	$206,000	17.74%	$174,963	23.90%	$141,209	(4.48)%	$147,837

In 2003, we increased the focus of our lending efforts in commercial lending. CapitalSouth Bank added two additional commercial loan officers in mid-2003, and Capital Bank added an additional commercial loan officer in late 2003. As a result, commercial loans increased from approximately $26.3 million in 2003 to $41.3 million in 2004, a 57.10% increase over the prior period. Real estate construction and mortgage loans both increased in 2004 compared to 2003, but their percentages of our total loan portfolio dropped as a result of our increased focus in commercial lending. Installment loans have decreased in each of 2003 and 2004 from 2002 levels, due in part to our decision to discontinue our purchase of automobile loan pools, which contributed to the overall year-over-year decrease in the installment loan portfolio.

As of December 31, 2004, substantially all of our loans currently are to customers located in Alabama. We are not dependent on any single customer or group of customers whose insolvency would have a material adverse effect on operations.

Asset Quality

The following table presents a summary of changes in the allowance for loans losses for the past five years. Our net charge-offs as a percentage of average loans for 2004 was significantly lower than 2003 and 2002 at 0.14%, 0.25% and 0.27%, respectively. The largest number of our charge-offs are on installment loans, which are no longer a part of our business plan. These charge-offs have declined in each of 2004, 2003 and 2002, and should continue to decline over time as our installment loan portfolio matures. We have also experienced improvement in the level of nonperforming assets in 2004 at $1.7 million compared to 2003 at $2.0 million and $2.3 million in 2002.

Analysis of Changes in Allowance for Loan Losses

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
	(Dollar amounts in thousands)
Allowance for loan losses
Beginning of period	$2,666	$2,321	$1,861	$2,717	$1,880
Provision for loan losses	847	820	877	813	1,037
Allowance for purchased receivables	—	—	—	180	356

Sub-total	3,513	3,141	2,738	3,710	3,273
Charge-off loans:
Real estate loans	86	200	101	303	216
Installment loans	269	360	453	1,060	416
Commercial loans	83	15	19	740	79

Total charged-off	438	575	573	2,103	711

Recoveries of charge-off loans:
Real estate loans	13	13	1	32	16
Installment loans	68	84	133	202	112
Commercial loans	44	3	22	20	27

Total recoveries	125	100	156	254	155

Net charged-off loans	313	475	417	1,849	556

Allowance for loan losses—end of period	$3,200	$2,666	$2,321	$1,861	$2,717

As a percentage of year-to-date average loans:
Net loans charged-off	0.14%	0.25%	0.27%	1.33%	0.39%
Provision for loan losses	0.38	0.43	0.58	0.59	0.72

Allowance for loan losses as a percentage of:
Year end loans	1.24%	1.30%	1.35%	1.32%	1.84%
Nonperforming assets	190.45	131.07	98.87	86.60	80.94

The following table presents the allocation of the allowance for loan losses for each respective loan category with the corresponding percent of loans in each category to total loans. The comprehensive allowance analysis developed by our credit administration group enables us to allocate the allowance based on risk elements within the portfolio.

Allocation of the Allowance for Loan Losses

	2004		2003		2002		2001		2000
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollar amounts in thousands)

Commercial loans	$373	16.0%	$216	12.8%	$242	15.2%	$213	16.1%	$943	15.4%
Real estate- construction	604	26.5	480	26.9	306	20.8	124	14.2	144	13.4
Real estate-mortgage	1,736	52.3	1,382	52.4	1,203	50.7	886	52.3	780	47.6
Installment	354	5.2	513	7.9	440	13.3	517	17.4	816	23.6
Unallocated	133	—	75	—	130	—	121	—	34	—

Total	$3,200	100.0%	$2,666	100.0%	$2,321	100.0%	$1,861	100.0%	$2,717	100.0%

The following table presents maturities by major loan classifications and the sensitivity of loans to changes in interest rates within each maturity category at December 31, 2004:

Maturities of Loan Portfolio

	Within one year	After one through five years	After five years	Total
	(Dollar amounts in thousands)
Commercial	$17,851	21,866	1,630	41,347
Real estate—construction	60,446	7,661	364	68,471
Real estate—mortgage	24,188	70,319	40,901	135,408
Installment	8,339	5,112	31	13,482

Total loans	$110,824	104,958	42,926	258,708

Fixed-rate loans	$7,314	40,856	14,561	62,731
Variable-rate loans	103,510	64,102	28,365	195,977

Total loans	$110,824	104,958	42,926	258,708

Nonperforming Assets

Nonaccrual loans totaled $1.3 million, $1.7 million and $2.2 million as of December 31, 2004, 2003 and 2002, respectively. The nonaccrual loans at December 31, 2004 included $1.0 million in real estate mortgage loans and $263,000 in commercial loans. All of these loans have been written down to the fair market value of the collateral. There are no loans 90 days or more past due that remain on an accruing status at the end of each of these periods. There are no commitments to lend additional funds to customers with loans on nonaccrual status at December 31, 2004. The table below summarizes our nonperforming assets for the last five years.

Nonperforming Assets

	As of December 31,
	2004	2003	2002	2001	2000
	(Dollar amounts in thousands)
Nonaccrual loans	$1,299	$1,649	$2,205	$1,278	$3,286
Other real estate owned and repossessing	381	385	143	871	71

Total nonperforming assets	$1,680	$2,034	$2,348	$2,149	$3,357

Investment Securities and Other Assets

The following table indicates the amortized cost of the portfolio of investment securities held-to-maturity at the end of the last three years:

	Amortized Cost As of December 31,
	2004	2003	2002
	(Dollar amounts in thousands)
Investment Securities Held-to-Maturity:
U.S. government agency securities	$11,005	$—	$—
Municipal securities	5,231	5,231	4,178
Mortgage-backed securities	10,511	14,544	17,317
Collateralized mortgage obligation	6,314	6,878	—

Total investment securities held to-maturity	$33,061	$26,653	$21,495

The following table indicates the fair value of the portfolio of investment securities available-for-sale at the end of the last three years:

	Fair Value As of December 31,
	2004	2003	2002
	(Dollar amounts in thousands)
Investment Securities Available-for-Sale:
U.S. government agency securities	$11,279	$22,837	$17,485
Mortgage-backed securities	16,850	17,937	15,543
Other securities	793	1,622	2,594

Total investment securities available-for-sale	$28,922	$42,396	$35,622

The amortized cost of securities in our portfolio totaled $62.4 million at December 31, 2004, compared to $69.7 million at December 31, 2003. The decline in the securities portfolio occurred as a result of paydowns on our mortgage-backed securities portfolio. Due to our strong loan demand and liquidity position, we determined that it was beneficial to allow this decline and invest in additional loan production. The following table provides the amortized cost of our securities as of December 31, 2004 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the tax equivalent yields for each maturity range.

Maturity of Investment Securities—Amortized Cost

As of December 31, 2004

	One year to five years	Five years to ten years	More than ten years
	(Dollar amounts in thousands)
Agency bonds	$11,479	$10,992	$—
Agency issued pools	5,125	16,164	6,257
Asset-backed & CMOs	—	—	6,314
Municipal—tax exempt	3,030	1,498	1,145
Other	—	—	570

Total	$19,634	$28,654	$14,286

Tax equivalent yield	4.97%	3.63%	4.09%

All securities held are traded in liquid markets. As of December 31, 2004, we owned securities from issuers in which the aggregate book value from these issuers exceeded 10% of our stockholders’ equity. As of year end 2004, the book value and market value of the securities from each of these issuers are as follows:

	Book Value	Market Value
	(Dollar amounts in thousands)
Federal National Mortgage Association	$25,368	$25,160
Federal Home Loan Mortgage Corporation	16,642	16,521
Federal Home Loan Bank of Atlanta	7,007	6,875

At December 31, 2004, we had $199,000 in federal funds sold compared with $2.0 million at December 31, 2003. The decrease resulted from strong loan demand.

Deposits and Other Borrowings

Total deposits increased by 29.1% from year-end 2003 to year-end 2004 due to our focused marketing to develop our core deposit base and due to our banking office expansion. Additionally, we concentrated on expanding the level of noninterest-bearing funding and, as a result, realized growth of 58.9% from year-end 2003 to year-end 2004. Our noninterest-bearing deposits represented 14.8% of total deposits at year-end 2004 compared with 12.0% at year-end 2003.

See the table on page 35 in the discussion of our interim financial statements for details on the maturities and rates of our term borrowings from the FHLB as of December 31, 2004.

Interest Rate Sensitivity

Financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or reprice more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled repricing and maturities of our earning assets and liabilities with defined time periods is referred to as “gap” analysis. At December 31, 2004, our cumulative one-year gap was a negative (or liability sensitive) $29.8 million, or 9.3% of total earning assets. This means we have more interest-bearing liabilities expected to reprice within one year than interest-earning assets. The re-pricing of our liabilities in today’s rising rate environment is expected to put pressure on our margin; however, we continue to take measures to mitigate this impact. We have grown our noninterest-bearing sources of funds and have changed the mix of our interest-bearing sources to lower-cost sources. The longer maturity earning assets are in our securities portfolio; the following table does not take into consideration the cash flows that occur due to payments on mortgage-backed securities or any call features. Approximately 71% of our loan portfolio is variable rate and reflected in the category “Within Three Months” because these loans reprice with changes in the prime lending rate.

Interest Rate Gap Analysis

As of December 31, 2004

	Term to Repricing or Maturity
	Within three months	After three months but within one year	After one year but within five years	After five years and non-rate sensitive	Total
	(Dollar amounts in thousands)

Assets

Loans and leases	$184,318	$18,973	$40,931	$14,486	$258,708
Securities portfolio	166	670	45,655	15,492	61,983
Federal funds sold	199	—	—	—	199

Total interest-earning assets	184,683	19,643	86,586	29,978	320,890

Liabilities

Transactions accounts	1,462	—	—	—	1,462
Money market deposit accounts	77,186	—	—	—	77,186
Other savings accounts	3,820	—	—	—	3,820
Certificates of deposit	47,121	50,865	36,597	—	134,583
State of Alabama time deposit open account	5,780	—	—	—	5,780
Federal funds purchased	17,353	—	—	—	17,353
Repurchase agreements	13,517	—	—	—	13,517
Subordinated debentures	5,000	—	—	—	5,000
Long term debt	7,056	5,000	—	—	12,056

Total interest-bearing liabilities	178,295	55,865	36,597	—	270,757

Interest sensitivity gap	$6,388	$(36,222)	$49,989	$29,978	$50,133

Cumulative sensitivity gap	$6,388	$(29,834)	$20,155	$50,133

Liquidity

Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, or other cash demands and disbursement needs, and otherwise to operate on an ongoing basis.

The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. Through our banking offices, we offer a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally assists in the retention of maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. These actions include borrowing from the FHLB and existing correspondent banks, selling or participating loans, and the curtailment of loan commitments and funding. At December 31, 2004, our liquid assets, represented by cash and due from banks, federal funds sold and available-for-sale securities, totaled $33.0 million. Additionally, we had available to us a $1.0 million unsecured line of credit with our primary correspondent bank and our subsidiary banks had additional borrowing availability at the Federal Home Loan Bank of Atlanta of $29.6 million to meet short term funding needs. We believe these sources of funding are adequate to meet anticipated funding needs. Management meets on a weekly basis to review sources and uses of funding to determine the appropriate strategy to ensure an appropriate level of liquidity, and we have increased our focus on the generation of core deposit funding to supplement our liquidity position. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals.

Management believes that we will require additional funds in order to finance our continued growth and planned expansion activities. Proceeds of this offering will provide us with a measure of immediate liquidity but primarily will provide us with the capital necessary to support an increase in our holdings of financial instruments, which will principally be funded through the growth of our deposit base. Our regular sources of funding are from the growth of our deposit base, repayment of principal and interest on loans, the sale of loans and the renewal of time deposits. In particular, the proceeds from this offering will be applied to the repayment of CapitalSouth debt, expansion of our subsidiary banks, continued growth of our lending activities, and continued growth and expansion of our current markets.

The following table reflects the contractual maturities of our term liabilities as of December 31, 2004. The amounts shown do not reflect any early withdrawal or prepayment assumptions.

Contractual Obligations

As of December 31, 2004

	Total	Less than one year	One to three years	Three to five years	More than five years
	(Dollar amounts in thousands)

Certificates of deposit(1)	$140,363	$103,766	$36,330	$267	$—
Federal funds purchased and securities sold under agreement to repurchase	30,870	30,870	—	—	—
FHLB borrowings	10,851	5,000	—	5,851	—
Operating lease obligations	483	188	295	—	—
Purchase obligations	—	—	—	—	—
Notes payable(2)	1,205	1,205	—	—	—
Junior subordinated debentures(3)	5,000	—	—	—	5,000

Total	$188,772	$141,029	$36,625	$6,118	$5,000

(1)	Certificates of deposit give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal.

(2)	This note payable may be prepaid at any time without penalty.

(3)	The junior subordinated debentures may be redeemed at par at our option after December 26, 2007.

Capital Resources

The following table compares the required capital ratios to the actual capital ratios maintained by CapitalSouth Bancorp, CapitalSouth Bank and Capital Bank.

			Actual
	Well Capitalized	Adequately Capitalized	CapitalSouth Bancorp	CapitalSouth Bank	Capital Bank
December 31, 2004
Tier 1 capital to risk adjusted assets	6.0%	4.0%	11.6%	9.2%	25.0%
Total capital to risk adjusted assets	10.0	8.0	12.9	10.4	26.3
Tier 1 capital to average assets	5.0	4.0	9.3	7.3	20.7

December 31, 2003
Tier 1 capital to risk adjusted assets	6.0%	4.0%	13.3%	10.6%	38.4%
Total capital to risk adjusted assets	10.0	8.0	14.6	11.8	39.6
Tier 1 capital to average assets	5.0	4.0	10.2	8.1	29.8

December 31, 2002
Tier 1 capital to risk adjusted assets	6.0%	4.0%	15.5%	11.7%	44.9%
Total capital to risk adjusted assets	10.0	8.0	16.8	13.0	46.1
Tier 1 capital to average assets	5.0	4.0	12.0	8.9	38.2

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related financial data presented herein concerning CapitalSouth have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Our interest rate risk management is the responsibility of the Asset/Liability Committee of each of our subsidiary banks (the Asset/Liability Committee). The Asset/Liability Committee has established policies and limits for management to monitor, measure and coordinate our sources, uses and pricing of funds. The Asset/Liability Committee makes reports to the board of directors on a monthly basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest rate risk is one of the most significant market risks affecting CapitalSouth Bank and Capital Bank. Other types of market risk, such as foreign currency risk and commodity price risk, do not arise in the normal course of our business activities. Interest rate risk can be defined as the exposure to changes in market interest rates that could adversely affect our net interest income or market value of equity. The ongoing monitoring and management of this risk is an important component of our asset and liability management process, which is governed by policies established by the boards of directors of our subsidiary banks, and carried out by the Asset/Liability Committee. The Committee’s objectives are to manage exposure to interest rate risk over both the one year planning cycle and the longer term strategic horizon while, at the same time, ensuring a stable and steadily increasing flow of net interest income. Interest rate risk management activities include establishing guidelines for the repricing characteristics of new business flow, pricing of deposit products, and investment security purchase and sale strategies.

Our primary measurement of interest rate risk consists of projections of earnings at risk, which is determined through computerized modeling. The modeling assumes a static balance sheet, and incorporates the balances, rates, maturities and repricing characteristics of all of our subsidiary banks’ existing assets and liabilities, including off-balance sheet financial instruments. Net interest income is first computed under the model assuming no change in market interest rates. These results are then compared to the results of other interest rate scenarios where interest rates are moved (shocked) up and down 100 and 200 basis points (BP). Time horizons of 6 months, 1 year, 2 years, and 5 years are analyzed. The impact of embedded options in products such as callable and mortgage-backed securities, real estate mortgage loans and callable borrowings are considered. We compare the changes in net interest income in the shock-up and shock-down scenarios to the net interest income in an unchanged rate scenario. The Asset/Liability Committee utilizes the results of this modeling (shock modeling) to quantify the estimated exposure of net interest income to changes in market interest rates.

The results of the September 30, 2005 shock modeling, combining both our subsidiary banks’ models, suggested an exposure in the level of net interest income to decreasing interest rates for the next 12-month period. The static shock model scenarios considered changes of 100 and 200 basis points during a 12-month period. The model assumes in the decreasing rate scenarios the existence of hypothetical floors on NOW account deposits, savings deposits and money market deposits. These floors limit the cost reductions for these deposits in a decreasing interest rate environment given the current historically low levels of market interest rates. The model also takes into consideration changing prepayment speeds for the loan and mortgage-backed securities portfolios in the varying interest rate environments.

Interest Rate Risk

Income Sensitivity Summary As of September 30, 2005

	Down 200 BP	Down 100 BP	Current	Up 100 BP	Up 200 BP
	(Dollar amounts in thousands)

Net interest income	$11,740	$12,140	$12,760	$13,600	$13,380
$ change net interest income	(1,020)	(620)	0	840	620
% change net interest income	-7.99%	-4.86%	0%	6.58%	4.86%

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit run-offs and pricing and reinvestment strategies, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may take in response to changes in interest rates. We cannot assure you that our actual net interest income would increase or decrease by the amounts computed by the simulations.

We also monitor the repricing terms of our assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

The following table sets forth CapitalSouth’s amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 2005, which we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown. The projected repricing of assets and liabilities anticipates prepayments and scheduled rate adjustments, as well as contractual maturities under an interest rate unchanged scenario within the selected time intervals.

Interest Rate Gap Analysis

As of September 30, 2005

	Within three months	After three months but within one year	After one year but within five years	After five years and non-rate sensitive	Total
	(Dollar amounts in thousands)
Assets

Loans and leases	$214,269	$7,614	$48,323	$14,499	$284,705
Securities portfolio	—	2,270	62,181	3,040	67,491
Federal funds sold	10,368	—	—	—	10,368

Total interest-earning assets	224,637	9,884	110,504	17,539	362,564

Liabilities
Transaction accounts	1,639	—	—	—	1,639
Money market deposit accounts	106,275	—	—	—	106,275
Other savings accounts	3,780	—	—	—	3,780
Certificates of deposit	33,158	109,827	26,412	—	169,397
State of Alabama time deposit open account	5,780	—	—	—	5,780
Federal funds purchased	—	—	—	—	—
Repurchase agreements	12,468	—	—	—	12,468
Subordinated debentures	7,733	—	—	—	7,733
Long term debt	8,750	—	—	—	8,750

Total interest-bearing liabilities	179,583	109,827	26,412	—	315,822

Interest sensitivity gap	$45,054	$(99,943)	$84,092	$17,539	$46,742

Cumulative sensitivity gap	$45,054	$(54,889)	$29,203	$46,742

While we believe such assumptions are reasonable, we cannot assure that assumed repricing rates will reflect our actual future deposit activity.

Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table. As a result of these shortcomings, we also focus on market value of equity and duration mismatch modeling.

OFF-BALANCE SHEET ARRANGEMENTS

We are party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Our exposure to credit loss is represented by the contractual amount of these commitments. We follow the same credit policies in making these commitments as we do for on-balance-sheet instruments.

Our maximum exposure to credit risk for unfunded loan commitments and standby letters of credit at December 31, 2004, 2003 and 2002 is presented in the following table.

	As of December 31,
	2004	2003	2002
	(Dollar amounts in thousands)

Commitments to extend credit	$47,850	$40,453	$37,531
Standby letters of credit	593	590	610

	$48,443	$41,043	$38,141

Commitments to extend credit are agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, we obtain on an extension of credit is based on our credit evaluation of the customer.

We have entered into two interest rate swap contracts to manage our fixed rate interest exposure on Federal Home Loan Bank of Atlanta advances. At December 31, 2004 and 2003, CapitalSouth’s aggregate notional principal amount of interest rate swaps totaled $6.0 million.

RECENT ACCOUNTING DEVELOPMENTS

In December 2004, the FASB issued SFAS No. 123 (revised), Share-Based Payment (SFAS 123R). This standard amends SFAS 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123R establishes the accounting for grants of stock options and other transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R requires that companies use a fair value method to value stock options and recognize the related compensation expense in net earnings. The provisions of SFAS 123R, as amended by the Securities and Exchange Commission, are effective as of the first fiscal year beginning after June 15, 2005, although earlier application is encouraged. On July 2, 2005, in accordance with the standard’s early adoption provisions, the Company began accounting for stock options and other share-based payments using the modified-retrospective application method.

In March 2004, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment valuations in reporting periods beginning after June 15, 2004.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The FSP addresses determining when an investment is considered impaired and whether the impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairment. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated balance sheet and statement of income for the Company.

Statement of Position 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations but does not apply to loans originated by the Company. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of AICPA Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Based on the Company’s current activities, its adoption is not expected to have a material impact on the consolidated balance sheet or statement of income for the Company.

BUSINESS

CapitalSouth Bancorp

We are a bank holding company headquartered in Birmingham, Alabama. Through our wholly-owned bank subsidiaries, we operate eight full service banking offices located in the metropolitan areas of Birmingham, Huntsville and Montgomery, Alabama, and Jacksonville, Florida. We also operate commercial loan production offices in Atlanta, Georgia, and Tampa and Ft. Lauderdale, Florida through our bank subsidiaries. We also have focused upon serving the needs of the Latino population in Birmingham, Alabama through our “Banco Hispano” branded branches.

We were originally incorporated as a Delaware corporation in 1990 under the name Financial Investors of the South, Inc. We operated under that name until September 2005, when we changed our name to CapitalSouth Bancorp.

In 1992, we acquired all of the capital stock of our bank subsidiary, CapitalSouth Bank, at which time we became a registered bank holding company. CapitalSouth Bank was chartered in 1975 as an Alabama banking corporation headquartered in Fultondale, Alabama under the name Bank of Alabama. In 1994, we relocated the charter and headquarters of Bank of Alabama to Birmingham, Alabama. Bank of Alabama operated under that name until September 2005 when we changed the name to CapitalSouth Bank to better reflect our expansion outside the state of Alabama.

In 2001, we chartered a second bank subsidiary known as Capital Bank. Capital Bank is an Alabama banking corporation headquartered in Montgomery, Alabama. Capital Bank has a Board of Directors that differs somewhat in makeup from the Board of Directors of CapitalSouth and CapitalSouth Bank to allow us to better capitalize on business relationships and contacts of directors in the Montgomery marketplace.

From December 31, 2000 to September 30, 2005, we have achieved strong internal growth. Other than a recent transaction in which we obtained the legal authority to branch in Florida (but acquired no loans, tangible assets or deposits), we have not engaged in any bank acquisitions. Specifically, during this period we have:

•	increased our total assets from $209.8 million to $390.9 million;

•	increased our total deposits from $151.2 million to $329.9 million;

•	increased our total net loans from $145.1 million to $281.0 million;

•	expanded our branch network from two to eight banking offices with an additional banking office scheduled to open by the end of the fourth quarter of 2005; and

•	opened three loan production offices in Atlanta, Georgia and Tampa and Fort Lauderdale, Florida.

Our business is focused upon serving the needs of small to medium-sized business borrowers and individuals in the metropolitan markets we serve. Through our subsidiaries, CapitalSouth Bank and Capital Bank, we offer a range of commercial banking services. Our lending focuses upon loans that are secured primarily by single and multi-family real estate, residential construction loans, loans secured by owner-occupied commercial buildings and other types of commercial loans to a variety of small and medium-sized businesses for a variety of purposes. Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. In the Birmingham, Alabama area we supplement our branch facilities with our courier service that picks up deposits from local business customers. We actively pursue business relationships by using the business contacts of our board of directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local marketplaces.

We also own a 14.9% interest in Consumer National Bank, located in Jackson, Mississippi. As of September 30, 2005, Consumer National Bank had total assets of $48.1 million, equity capital of $3.5 million and was “well capitalized.” It operates four banking offices in the Jackson, Mississippi metropolitan area. Our Chairman and Chief Executive Officer, Mr. Dan Puckett, is a member of the board of directors of Consumer National Bank. We acquired our common stock interest in Consumer National Bank in 2003 in a private placement by Consumer National Bank of the stock. In connection with that purchase of stock, we also obtained a warrant, effective through March 31, 2006, to purchase an additional 5% of the stock of Consumer National Bank, sufficient to raise our ownership interest to 20%, at a price equal to 170% of its tangible book value per share. In connection with the purchase of stock, we entered into passivity commitments with the Federal Reserve Board where we agreed, among other things, not to exercise a controlling influence over Consumer National Bank without the prior approval of the Federal Reserve Board. The stock and warrant are carried at original cost in other assets of CapitalSouth. We do not control Consumer National Bank and accordingly have not consolidated their financial results.

We also own, as an indirect subsidiary of CapitalSouth Bank, an insurance agency, CapitalSouth Insurance, Inc., an Alabama corporation (CS Agency). CS Agency sells life and property casualty insurance and annuities. It does not retain or reinsure any of the underwriting risk with respect to such policies. We recently hired an executive with a view toward expanding our activity in the insurance area, including the possibility of the acquisition of one or more insurance agencies. We are in preliminary negotiations regarding the possible acquisition of, or investment in, several property casualty insurance agencies. Such acquisitions or investments would likely be at a price of $1.5 million or less in the aggregate. We may also consider various joint venture arrangements in the insurance sales area. We have no plans to become an insurance underwriter or otherwise incur underwriting risk.

We currently have in place a third party arrangement with Sterne Agee Financial Services, Inc. (SAL Financial), an affiliate of our underwriter, Sterne, Agee & Leach, Inc. SAL Financial markets securities, including stocks, bonds and mutual funds, through an investment representative who works out of our banking offices. We share with SAL Financial the revenue generated through this activity and are responsible for some of the costs of that program. CapitalSouth Bank is currently exempt from broker-dealer registration, and we have no plans to become registered as a broker-dealer with the Securities and Exchange Commission.

We are, however, registered as a municipal securities dealer with the Municipal Securities Rulemaking Board and are active in the origination and sale of governmental and private activity bonds for municipalities, industrial development boards and similar types of issuers.

Recent Developments

In July 2005, we acquired a Florida bank charter from another financial institution for $1.2 million and merged the acquired charter into CapitalSouth Bank. This transaction allowed us to open a banking office of CapitalSouth Bank in Jacksonville, Florida. Other than this transaction, we have not engaged in any bank acquisitions. CapitalSouth Bank recorded an intangible asset of $1,266,853 representing the stripped bank charter acquired from the other financial institution. The intangible asset is recorded as a component of other assets on the consolidated balance sheet.

Capital Bank is currently constructing a second banking office also to be located in Montgomery, Alabama. This office will be located in the Taylor Road area and will help serve the growing eastern Montgomery, Alabama market. It is expected to open in the fourth quarter of 2005.

CapitalSouth Bank opened a second “Banco Hispano” branded banking office on West Valley Avenue in Birmingham, Alabama in September 2005.

CapitalSouth participated in a pooled trust preferred offering in September 2005 issuing $2.5 million in additional junior subordinated debentures. The proceeds from the trust preferred offering were contributed as capital to CapitalSouth Bank.

CapitalSouth borrowed $1.8 million in September 2005, the proceeds of which will be utilized by CapitalSouth Bank to support its growing franchise. The proceeds from this borrowing were immediately injected into CapitalSouth Bank by us. We intend to use a portion of the proceeds from this offering to retire this debt.

CapitalSouth has elected early adoption of SFAS No. 123R effective July 1, 2005. Under the provisions of this statement, we have applied the modified retrospective application of this statement to January 1, 2005. Under the modified retrospective method, the impact on the nine months ended September 30, 2005 was not material due to the fact that the Company has no unvested options and has not granted or modified additional options for the nine month period ended September 30, 2005.

On September 28, 2005, CapitalSouth amended its Restated Certificate of Incorporation to change its name from Financial Investors of the South, Inc., and to increase its authorized common stock from 5,000,000 to 7,500,000 shares.

Our Subsidiaries

CapitalSouth Bank

CapitalSouth Bank is an Alabama banking corporation that was chartered in 1975 as Bank of Alabama in Fultondale, Alabama. CapitalSouth Bank is primarily regulated by the Board of Governors of the Federal Reserve System and the Alabama State Banking Department, and is also subject to regulation by the Federal Deposit Insurance Corporation.

CapitalSouth Bank currently operates seven full service banking offices in the metropolitan areas of Birmingham and Huntsville, Alabama and Jacksonville, Florida. We operate loan production offices in Atlanta, Georgia and Tampa and Fort Lauderdale, Florida. Both our Tampa and Ft. Lauderdale loan production offices are fully staffed, and we are currently interviewing to fill a vacancy in our Atlanta office. CapitalSouth Bank’s board of directors includes all of the persons serving on CapitalSouth’s board of directors and other business people who are residents of the Birmingham area. CapitalSouth Bank also provides Internet banking services at www.capitalsouthbank.com as well as personal investment services. CapitalSouth Bank operates two of its full-service banking offices in Birmingham, Alabama under the name “Banco Hispano,” which is an initiative marketed toward and serving central Alabama’s rapidly growing Latino population. We intend to use a portion of the net proceeds from this stock offering to provide capital to support expected asset growth from our Jacksonville, Florida banking office, which opened in July 2005 and is expected to be fully staffed and beyond start-up operations by the first quarter of 2006.

CapitalSouth Bank currently conducts its banking operations in Birmingham and Huntsville, Alabama and Jacksonville, Florida under the following names in the following markets:

•	CapitalSouth Bank: Birmingham and Huntsville, Alabama and Jacksonville, Florida

•	Banco Hispano: Birmingham, Alabama

CapitalSouth Bank is a member of the Federal Reserve Bank of Atlanta and a member of the Federal Home Loan Bank of Atlanta. CapitalSouth Bank’s deposits are insured by the FDIC through its Bank Insurance Fund.

Capital Bank

In 2001, we chartered a second bank subsidiary known as Capital Bank. Capital Bank’s principal executive office is in Montgomery, Alabama. Capital Bank’s board of directors includes all of the persons serving on CapitalSouth’s board of directors and other business people who are residents of the Montgomery area. Capital Bank is an Alabama banking corporation that is primarily regulated by the Federal Reserve Board and the Alabama State Banking Department, and is also subject to regulation by the Federal Deposit Insurance Corporation. Capital Bank also provides Internet banking services at www.capitalbankal.com as well as personal investment services. Capital Bank has one existing banking office in Montgomery, Alabama on Carmichael Road near Interstate 85 and is currently constructing a second office also to be located in Montgomery, Alabama. This office will be located in the Taylor Road area and will help serve the growing eastern Montgomery, Alabama market. It is expected to open in the fourth quarter of 2005.

Business Strategy

We target small to medium-sized businesses in our markets and have developed a strategy that focuses on providing superior service through our employees who are relationship-oriented and are knowledgeable about the needs of our customers. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

Grow in Metropolitan Areas of Alabama and Northern Florida. We seek to increase our presence in our primary markets in the Birmingham, Huntsville, Montgomery and Jacksonville metropolitan areas and to extend into other metropolitan areas of Alabama and Northern Florida through the opening of new branches in attractive high-growth metropolitan areas and possibly bank acquisitions. For the remainder of 2005 and in 2006, we expect to expand our existing bank branches and identify new branch opportunities. We will seek to balance growth with the cost of expansion, particularly into new markets. In connection with the transaction in which we opened our Jacksonville, Florida branch, we agreed not to branch into the Tampa, Florida area before July 22, 2006.

These metropolitan areas are primarily served by larger national and regional financial institutions headquartered both inside and outside of the area that have retail and big business focuses. We believe these markets need institutions such as ours that can provide consistent, long-term localized service. As we grow, we believe it is important to maintain the flexibility created by a local presence focused on the needs of small and medium-sized business with seasoned bankers while benefiting from the economies of scale created by our size. We constantly review our business model and products to ensure that we remain consistent with our service mark of “Built for Business.”

We intend to continue our growth strategy through organic growth and possibly strategic bank acquisitions. We believe that many opportunities remain in the southeastern United States area to expand, and we intend to be in a position to acquire additional market share, whether via new banking offices or bank acquisitions with the right local management.

Maintain Local Decision Making and Accountability. We compete with our regional and national competitors by providing superior customer service with localized decision-making capabilities. We designate city bank presidents in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized policies and support functions.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. While we set rates across the organization, we tailor these to the competitive demands of the local market. For loan customers, this is usually driven by their creditworthiness and the specifics of the transaction. Deposit rates are highly influenced by local market conditions.

Expand Our Products and Services to Meet the Needs of the Communities in Which We Operate. We continually seek to expand our financial products and services to meet the needs of our customers and to increase our fee income. Since 2004 we have been focused upon lowering our cost of funds. Our branching initiatives, combined with strong marketing of our deposit products, have helped us grow our noninterest-bearing deposits. We believe our strong relationship with the small and medium-sized business community will also offer opportunities for cross-selling property and casualty insurance. In particular, we are actively seeking to expand CS Agency, our insurance agency subsidiary, through an acquisition or joint venture related to the property/casualty insurance agency business.

In addition, as a part of our Latino-focused banking initiative, in 2004 we opened a branch in Birmingham, Alabama under the name “Banco Hispano” that focuses on providing financial services to the growing Latino community prevalent in that area, and recently opened a second “Banco Hispano” branded branch in another similar area. These branches are completely staffed with bilingual employees. We believe that the combination of the “Banco Hispano” brand, unique products designed for the Latino community and the customary level of products and services of a CapitalSouth Bank branch will appeal to the growing Latino community in the CapitalSouth Bank market area. They are the first, and are currently the only, bank branches in Alabama focused exclusively on this market segment.

To serve the growing population of small and medium-sized businesses in our markets, we offer SBA lending services and other similar programs for the small and medium-sized business owner. This product group has become a significant source of income for CapitalSouth. We have a courier service that provides free pick-up and delivery of deposits and important, non-cash documents for our business customers that maintain an average account balance in excess of $25,000. For a fee, customers with cash deposits can also request armored courier service. We provide Internet banking (www.capitalsouthbank.com and www.capitalbankal.com) that allows customers 24-hour web-based access to their accounts. We also have a commercial banking center in each branch of CapitalSouth Bank that provides dedicated service and support to our business customers.

Expand Our Commercial Loan Origination Program. The Business Capital Group of CapitalSouth Bank originates owner-occupied real estate loans for small and medium-sized business customers. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third party institution or they are closed in the name of our correspondent lender. We have had a substantial growth in fees generated through our Business Capital Group, which accounted for approximately 37.9% of our noninterest income for the nine months ended September 30, 2005 and 38.8% of noninterest income for the year ended December 31, 2004. Our Business Capital Group is active in all markets where we have a banking presence and the activities of our Business Capital Group are the primary ones at our loan production offices. We believe we can continue to expand the market areas where our Business Capital Group is active and the volume of its originations due to the complementary nature of our overall small and medium-sized business banking strategy and expertise.

Maintain High Asset Quality. We consider asset quality to be of primary importance and have taken measures to ensure that despite growth in our loan portfolio we consistently maintain strong asset quality. Our loan review process covers 25% to 30% of the portfolio over a 12-month cycle. More frequent loan reviews may be completed as needed or as directed by the board of directors.

We believe the effect of these activities is reflected in the reduction of nonperforming assets, net charge-offs and the increase in the coverage provided by our allowance for loan losses. At September 30, 2005, our nonperforming assets as a percentage of total assets were 0.41%, compared to 0.57% as of September 30, 2004, a decrease of 16 basis points. Additionally, our net charge-offs as a percentage of average loans at September 30, 2005 were 0.10%, compared to 0.13% as of September 30, 2004. Loans 90 days past due, as a percentage of total loans, were 0.05% and 0.00% as of September 30, 2005 and September 30, 2004, respectively. At September 30, 2005, the ratio of our allowance for loan losses to total loans was 1.31%, compared to 1.27% as of September 30, 2004, an increase of 4 basis points.

Utilize Our Foundation for Growth. We believe we will be able to take advantage of the economies of scale typically enjoyed by larger organizations as we expand our franchise. We believe the investments we have made in our data processing, staff and branch networks are key to supporting a larger organization. Furthermore, we have the capability to increase our assets without breaching our capital ratio requirements and we are also targeting an improved efficiency ratio. As we continue to grow our franchise, some level of continued investment will be required. We believe the effect of these trends should improve our profitability over time. Recent growth in our franchise has limited our profitability, and further growth may continue to do so. However, we believe we are making an investment for our future.

Our net income for the nine months ended September 30, 2005 was approximately $1.9 million compared to $1.4 million for the same period in 2004, which represents an increase of 42.0%. Our annualized return on average equity for the nine months ended September 30, 2005 was 9.83% and our annualized return on average assets was 0.71%, compared to 7.63% and 0.60%, respectively, for the same period in 2004. Our Tier 1 capital to risk adjusted assets, total capital to risk adjusted assets and Tier 1 capital to average assets ratio were 11.3%, 12.6%, and 8.8%, respectively, as of September 30, 2005, compared to 12.4%, 13.6% and 9.6%, respectively, as of September 30, 2004. Our capital ratios exceed the minimum capital ratios for well capitalized institutions for each respective period. Our efficiency ratio for the nine months ended September 30, 2005 was 67.7%, compared to 70.5% for the same period in 2004.

Issue Public Currency. By becoming a public company with a common stock that is listed and traded on a national stock market, we will have better access to capital, greater flexibility in structuring potential acquisitions and the ability to attract and retain qualified bankers through equity-based compensation. By having our stock listed on The Nasdaq National Market, we also offer another means of currency to acquire other banks or insurance agencies when they have decided to pursue an exit strategy.

Market Area and Competition

We currently conduct business principally through the eight banking offices of CapitalSouth Bank and Capital Bank, focusing on the metropolitan areas of the southeastern United States. Based upon data available on the FDIC website as of June 30, 2005, CapitalSouth Bank’s total deposits in the Birmingham-Hoover MSA ranked 13th among 41 financial institutions, and represented approximately 1.22% of the total deposits, in the Birmingham-Hoover MSA. Based upon data available on the FDIC website as of June 30, 2005, CapitalSouth Bank’s total deposits in the Huntsville MSA ranked 14th among 17 financial institutions, and represented approximately 0.50% of the total deposits, in the Huntsville MSA. Our Jacksonville, Florida banking office was not in operation as of June 30, 2005. If our Jacksonville banking office had been open, it would have competed with 37 other institutions for approximately $25.3 billion in deposits in the Jacksonville MSA, based upon data available on the FDIC website as of June 30, 2005. Based upon data available on the FDIC website as of June 30, 2005, Capital Bank’s total deposits in the Montgomery MSA ranked 16th among 19 financial institutions, and represented approximately 0.68% of the total deposits, in the Montgomery MSA.

Market	Number of Branches	Our Market Deposits	Total Market Deposits	Ranking	Market Share Percentage (%)
	(Dollar amounts in millions)
Alabama:
Birmingham-Hoover MSA	5	$243	$19,824	13/41	1.22%
Huntsville MSA	1	24	4,851	14/17	0.50
Montgomery MSA	1	36	5,260	16/19	0.68

The table below shows the deposit market in the Jacksonville, Florida MSA as of June 30, 2005.

Market	Total Number of Financial Institutions	Total Market Deposits
		(Dollar amounts in millions)
Florida:
Jacksonville MSA	37	$25,265

Our retail and commercial divisions operate in highly competitive markets. We compete directly in retail and commercial banking markets with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, consumer finance companies, other lenders and insurance companies, locally, regionally and nationally. Many of our competitors compete using offerings by mail, telephone, computer and/or the Internet. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Office locations, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel are also important competitive factors that we emphasize.

Many other commercial or savings institutions currently have offices in our primary market areas. These institutions include many of the largest banks operating in Alabama and Florida, including some of the largest banks in the country. Many of our competitors serve the same counties we do. Eighty-four different commercial or savings institutions are represented within our market areas. Virtually every type of competitor for business of the type we serve has offices in Birmingham, Huntsville and Montgomery, Alabama and Jacksonville, Florida. In our Birmingham, Huntsville and Montgomery market areas, our five largest competitors are generally Wachovia Bank, Compass Bank, AmSouth Bank, Regions Bank and Colonial Bank. In Jacksonville, Florida, Bank of America, SunTrust Bank and EverBank are among the five largest competitors, and three of the others listed for Alabama are in the top ten. These institutions, as well as other competitors of ours, have greater resources, have broader geographic markets, have higher lending limits, offer various services that we do not offer and can better afford and make broader use of media advertising, support services and electronic technology than we do. To offset these competitive disadvantages, we depend on our reputation as having greater personal service, consistency, and flexibility and the ability to make credit and other business decisions quickly.

Lending Activities

We originate loans primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we make loans to small and medium-sized commercial businesses, as well as to consumers for a variety of purposes.

Our loan portfolio at September 30, 2005 was comprised as follows:

Type	Dollar amount	Percentage of portfolio
	(In thousands)
Real estate — mortgage	$154,220	54.2%
Real estate — construction	81,380	28.6
Commercial	39,290	13.8
Consumer	9,815	3.4

Total	$284,705	100.0%

In addition, we have entered into contractual obligations, via lines of credit and standby letters of credit, to extend approximately $49.6 million in credit as of September 30, 2005. We use the same credit policies in making these commitments as we do for our other loans. At September 30, 2005, our contractual obligations to extend credit were comprised as follows:

Type	Dollar amount	Percentage of contractual obligations
	(In thousands)
Real estate — mortgage	$10,697	21.6%
Real estate — construction	22,531	45.4
Commercial	15,836	31.9
Consumer	518	1.1

Total	$49,582	100.0%

Real Estate — Mortgage. We make commercial mortgage loans to finance the purchase of real property as well as loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, including letters of credit, that are also secured by real estate. Commercial mortgage lending typically involves higher loan principal amounts, and the repayment of loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. As a general practice, we require our commercial mortgage loans to be collateralized by well-managed income producing property with adequate margins and to be guaranteed by responsible parties. In addition, a substantial percentage of our commercial mortgage loan portfolio is secured by owner-occupied commercial buildings. We look for opportunities where cash flow from the collateral provides adequate debt service coverage and the guarantor’s net worth is centered on assets other than the project we are financing. Our commercial mortgage loans are generally collateralized by first liens on real estate, generally have floating interest rates and amortize over a 10 to 20-year period with balloon payments due at the end of one to five years. Payments on loans collateralized by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market. In underwriting commercial mortgage loans, we seek to minimize our risks in a variety of ways, including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. Our underwriting analysis also includes credit checks, reviews of appraisals and environmental hazards or EPA reports and a review of the financial condition of the borrower. We attempt to limit our risk by analyzing our borrowers’ cash flow and collateral value on an ongoing basis.

Real Estate — Construction. We also make construction and development loans to residential and, to a lesser extent, commercial contractors and developers located within our market areas. Construction loans generally are secured by first liens on real estate and have floating interest rates. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the value of the project is dependent on its successful completion. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, upon the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what we believe to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

Commercial. Our commercial loan portfolio includes loans to smaller business ventures, credit lines for working capital and short-term seasonal or inventory financing, as well as letters of credit that are generally secured by collateral other than real estate. Commercial borrowers typically secure their loans with assets of the business, personal guaranties of their principals and often mortgages on the principals’ personal residences. Our commercial loans are primarily made within our market areas and are underwritten on the basis of the commercial borrower’s ability to service the debt from income. In general, commercial loans involve more credit risk than residential and commercial mortgage loans, but less risk than consumer loans. The increased risk in commercial loans is generally due to the type of assets collateralizing these loans. The increased risk also derives from the expectation that commercial loans generally will be serviced from the operations of the business, and those operations may not be successful.

Consumer. While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. Consumer loans entail greater risk than other loans, particularly in the case of consumer loans that are unsecured or secured by depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by job loss, divorce, illness or other personal hardships.

Commercial Loan — Origination. Our Business Capital Group originates or facilitates origination of owner-occupied real estate loans for small and medium-sized business customers. The loan products include those under the SBA Section 504 program and other conventional term loan products. These are often fixed rate loans that are otherwise difficult for small business borrowers to obtain. The types of real estate collateral taken in connection with these loans include office, office/warehouse, light industrial, distribution, hotel/motel and free standing retail. The loans are used for acquisition, construction, renovation and refinancing. Under the SBA Section 504 program, we originate a first mortgage loan of approximately 50% of the total amount to be financed, the SBA

(acting through a certified development company) funds a second mortgage loan of 40% of the project cost and the borrower puts up the remaining 10% in equity. Loan sizes for SBA Section 504 and conventional loans typically range from $350,000 to $3 million. We generally limit our credit risk on these transactions because we fund them only when we have a firm purchase commitment for the loan from a third- party institution or they are closed in the name of our correspondent lender. Depending on the transaction structure, we have gain from the sale, retain origination fees and/or are paid a fee by that correspondent for arranging the financing.

We have approximately five correspondent lenders with whom we regularly do business. Most of them are banks which are located outside our market areas. In some cases, we will provide a construction loan which is repaid upon completion of the project through our correspondent’s term loan. We obtain a commitment for that loan to be made as part of our underwriting of the construction loan.

We recently have had substantial growth in income generated by our Business Capital Group. In 2003, we originated or facilitated origination of approximately $14.7 million in loans and in 2004 we originated or facilitated origination of $10.7 million in loans through our Business Capital Group. From January 1, 2005 through, and as of, September 30, 2005, we have originated or facilitated origination of $13.2 million in loans, although our comparative increase in originations in 2005 likely is not indicative of the more moderate overall increase in noninterest income from Business Capital Group Loan Income expected for 2005 versus 2004. Many of our loan transactions in 2004 closed in the fourth quarter, and some carried over to the first quarter of 2005, enhancing our 2005 Business Capital Group Loan Income. Our Business Capital Group is active in all markets where we have a banking presence and the activities of the Business Capital Group are the primary ones at our loan production offices in Atlanta, Georgia and Tampa and Ft. Lauderdale, Florida. We believe that we can continue to expand the market areas where the Business Capital Group is active as well as the volume of its originations. This is because the activities are complementary to our overall small and medium-sized business banking strategy and require expertise and solid correspondent relationships that we have in place.

Credit Risks. The principal economic risk associated with each category of the loans that we make is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions and the strength of the services and retail market segments affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees.

Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and other personal hardships.

Lending Policies. The board of directors of each of our bank subsidiaries has established and periodically reviews our lending policies and procedures. We have established common documentation and policies, based on the type of loan, for all of our offices. There are regulatory restrictions on the dollar amount of loans available for each lending relationship. The Alabama Banking Code provides that no loan relationship may exceed 10% of a bank’s capital on an unsecured basis or 20% on a fully secured basis. At September 30, 2005, our legal lending limit for secured loans was approximately $6.3 million for CapitalSouth Bank and $1.6 million for Capital Bank. In addition, we have established a separate “house” limit and procedure for consideration of loan requests exceeding certain limits for each of CapitalSouth Bank and Capital Bank for each lending relationship.

CapitalSouth Bank has a house lending limit in the principal amount of $4 million. Individual employees of CapitalSouth Bank have specific lending approval limits, but in no instance do these limits exceed the amount of $1.0 million. The Credit Committee of CapitalSouth Bank is authorized to approve new loans in amounts up to $2 million and renewal loans in amounts up to $2.5 million. The Executive Loan Committee, Loan Committee of the board of directors and the full board of directors of CapitalSouth Bank are each authorized to approve loans in amounts up to the legal limit.

Capital Bank has a house lending limit in the principal amount of $1.3 million. Individual employees of Capital Bank have specific lending approval limits, but in no instance do these limits exceed the amount of $750,000. The Credit Committee of Capital Bank is authorized to approve loans in amounts up to $750,000. The Loan Committee of the board of directors of Capital Bank, the Executive Loan Committee and the full board of directors of Capital Bank are each authorized to approve loans in amounts up to the legal limit.

We occasionally sell participation interests in loans to other lenders, primarily when a loan exceeds our house lending limits.

Concentrations. The nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that our business does not depend upon a single or a few customers.

Deposits

Our principal source of funds for loans and investing in securities is core deposits. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit. We obtain most of our deposits from individuals and businesses in our market areas. We believe that the rates we offer for core deposits are competitive with those offered by other financial institutions in our market areas. Secondary sources of funding include advances from the Federal Home Loan Bank of Atlanta and other borrowings. These secondary sources enable us to borrow funds at rates and terms, which, at times, are more beneficial to us. Generally speaking, our only out-of-market deposits are certificates of deposit generated through our Internet banking service. They represented 0.60% of total deposits as of September 30, 2005.

Other Banking Services

Given client demand for increased convenience and account access, we offer a range of products and services, including 24-hour Internet banking, direct deposit, traveler’s checks, safe deposit boxes, United States savings bonds and automatic account transfers. We earn fees for most of these services. We also receive ATM transaction fees from transactions performed by our customers participating in a shared network of automated teller machines and a debit card system that our customers can use throughout the United States, as well as in other countries.

Securities

After establishing necessary cash reserves and funding loans, we invest our remaining liquid assets in securities as permitted under banking laws and regulations. We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, in other taxable securities and in certain obligations of states and municipalities. We also invest excess funds in federal funds with our correspondent banks. The sale of federal funds represents a short-term loan from us to another bank. Risks associated with securities include, but are not limited to, interest rate fluctuation, maturity and concentration.

Seasonality and Cycles

We do not consider our commercial banking business to be seasonal.

Employees

On September 30, 2005, we had 113 full-time equivalent employees. We expect that our staff will increase as a result of our increased branching activities anticipated in 2005 and our opening of the CapitalSouth Bank banking office in Jacksonville, Florida. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Properties

During 2004, we conducted our business primarily through our office located at 2340 Woodcrest Place, Suite 200, Birmingham, Jefferson County, Alabama. This location, which also serves as CapitalSouth Bank’s main office, opened for business as a bank office in 1994. CapitalSouth Bank acquired ownership of the building which includes our main office in 2005. Previously, we leased space in it. We presently own a parcel of property on Carmichael Road in Montgomery, Alabama, near the present main office of Capital Bank. We are considering constructing a new main office on that site for Capital Bank, though no firm plans have been made in that regard.

We believe that our banking offices are in good condition, are suitable to our needs and, for the most part, are relatively new. The following table summarizes pertinent details of our owned or leased banking and loan production offices.

State MSA Office Address	City	Zip Code	Owned or Leased	Date Opened
ALABAMA
Birmingham-Hoover MSA
2340 Woodcrest Place	Birmingham	35209	Owned	2/10/1994
1209 Decatur Highway	Fultondale	35068	Owned	10/1/1975
3309 Lorna Road, Suite 13	Hoover	35216	Leased	6/30/2004
260 West Valley Avenue	Homewood	35209	Leased	9/9/2005
2744 Highway 31 South	Pelham	35124	Owned	1/18/2005
Total for Birmingham-Hoover MSA:		5 Office(s)

Huntsville MSA
2123 Whitesburg Drive	Huntsville	35801	Leased	10/15/2004
Total for Huntsville MSA:		1 Office(s)

Montgomery MSA
4138 Carmichael Road	Montgomery	36106	Leased	12/5/2001
Total for Montgomery MSA:		1 Office(s)

Total Offices in Alabama:		7 Office(s)

FLORIDA
Jacksonville MSA
4720 Salisbury Road	Jacksonville	32256	Leased	7/25/2005
Total for Jacksonville MSA:		1 Office(s)

Total Office in Florida:		1 Office(s)

Total Number of Offices: 8

We also plan to open the following offices in the near future:

State MSA Office Address	City	Zip Code	Owned or Leased	Anticipated Date Opening
ALABAMA
Montgomery MSA
Malcolm Drive	Montgomery	36117	Owned	December 2005

We are not aware of any environmental problems with the properties that we own or lease that would be material, either individually or in the aggregate, to our operations or financial condition.

Legal Proceedings

While CapitalSouth, CapitalSouth Bank and Capital Bank are from time to time parties to various legal proceedings arising in the ordinary course of their business, management believes, after consultation with legal counsel, that there are no proceedings threatened or pending against us or CapitalSouth Bank and Capital Bank that will, individually or in the aggregate, have a material adverse affect on our business or consolidated financial condition. CapitalSouth has received a letter from another depository institution asserting that the name “CapitalSouth Bank” infringes on such other institution’s registered trademark. CapitalSouth believes there is no merit to this claim and intends to vigorously oppose such contention. CapitalSouth is presently seeking its own federal registration of the mark “CapitalSouth.” If an action were filed regarding the alleged infringement and if CapitalSouth did not prevail, we would operate under a different, yet undetermined, name.

Website Address

Our corporate website addresses are www.capitalsouthbank.com and www.capitalbankal.com. After consummation of this offering we expect to have direct links to our filings with the Securities and Exchange Commission (SEC), including but not limited to our future Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments to these reports. These reports will be accessible soon after we file them with the SEC. Prior to this offering we have not been required to make such filings with the SEC.

MANAGEMENT

Directors and Executive Officers

Directors serve on the board of directors of CapitalSouth, CapitalSouth Bank and Capital Bank. Directors of CapitalSouth have staggered terms consisting of three groups of directors, and, at each annual meeting, members of one of the groups, on a rotating basis, are elected for a three-year term.

The following table sets forth the name, age, primary occupation, business experience and, with respect to our directors term, for our directors and executive officers as of September 30, 2005. Each of our directors have held the positions indicated for more than the previous five years.

Name (Age)	Director since	Term ending	Position with CapitalSouth and business experience during the past 5 years
W. Dan Puckett (60)	1990	2006	Chairman, Chief Executive Officer, President and Director of CapitalSouth and CapitalSouth Bank; Chairman and Director of Capital Bank

H. Bradford Dunn (63)	1991	2008	Director of CapitalSouth, CapitalSouth Bank and Capital Bank; President, The Mouat Co., Birmingham, Alabama (consulting and engineering services to metal casting industry)

Stanley L. Graves (60)	1991	2008	Director of CapitalSouth, CapitalSouth Bank and Capital Bank; President, Graco Resources, Inc., Birmingham, Alabama (oil, gas and water drilling and consulting)

Charles K. McPherson (63)	1991	2007	Director of CapitalSouth, CapitalSouth Bank and Capital Bank; Chief Executive Officer and President, McPherson Oil Company, Inc., Birmingham, Alabama (distributor of industrial lubricants)

David W. Wood, II (56)	1991	2007	Director of CapitalSouth, CapitalSouth Bank and Capital Bank; Chairman of the Board, Wood Fruitticher Grocery Company, Birmingham, Alabama (institutional grocery sales)

Executive Officers Who Are Not Also Directors

Name (Age)	Position with CapitalSouth and business experience during the past 5 years
John E. Bentley (44)	2002-present	CapitalSouth Bank — Senior Vice President and Manager of Commercial and Consumer Banking (assumed Consumer Banking position in December 2004)

	2000-2002	Fant Industries, LLC (holding company for diverse businesses) — Chief Operating Officer

James Cooper, Jr. (54)	1992-present	CapitalSouth Bank — Chief Credit Officer and Senior Lender (Senior Vice President of Lending from 2000 to 2002; Executive Vice President of Lending from 2002 to present)

Carol W. Marsh (43)	2003-present	CapitalSouth, CapitalSouth Bank and Capital Bank — Senior Vice President and Chief Financial Officer
	2000-2003	Compass Bank — Director of Finance for the Consumer Banking Sales Delivery Group and Chief Administrative Officer for the Asset Management Group

Name (Age)	Position with CapitalSouth and Business Experience During the Past 5 Years

Richard T. Perdue (51)	2004-present	CapitalSouth Bank — City President, Huntsville
	2000-2004	Union Planters Bank — Senior Vice President and Commercial Sales Manager

William D. Puckett, II (34)	2004-present	CapitalSouth Bank — Senior Vice President and Manager of Real Estate Banking
	1997-present	CapitalSouth Bank — Senior Vice President and Manager of Business Capital Group (promoted from Vice President to Senior Vice President in 2003)

Bradley J. Duncan (37)	2003-present	Capital Bank — President, Chief Executive Officer and Director
	2001-2003	Capital Bank — Vice President and Loan Officer
	2001-2001	SouthTrust Bank — Vice President and Commercial Lender
	2000-2001	Compass Bank — Commercial Real Estate Lender

H. Fred Coble, Jr. (45)	2005-present	CapitalSouth Bank — City President, Jacksonville
	2003-2005	AmSouth Bank — Senior Vice President and Commercial Middle Market Manager
	2001-2003	AmSouth Bank — Senior Vice President and Area Credit Officer
	2000-2001	SunTrust Bank — Senior Vice President and Corporate Relationship Manager

William D. Puckett, II is the son of W. Dan Puckett.

Corporate Governance

Our Board of Directors. We are governed by a board of directors and various committees of the board that meet throughout the year. We have five directors, each of whom serves for a three-year term unless such director resigns or is removed. One of three classes of directors is elected annually. Directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with the Chairman and Chief Executive Officer and other officers. We have no mandatory retirement age for directors and none of our directors has indicated an intention to retire or otherwise not stand for election in the future.

Committees of the Board. Our board of directors has two standing committees: the Audit Committee and the Nominating Committee. In addition, while we do not have a separate compensation committee, a majority of the independent directors serving on our board determines the compensation of our executive officers. Our independent directors also interpret the provisions of our 2005 Stock Incentive Plan. Our Chief Executive Officer is not present during deliberations or voting with respect to his compensation.

Our Audit Committee is comprised of Mr. Dunn, Mr. Graves, Mr. McPherson and Mr. Wood, all of whom are “independent directors” as defined under The Nasdaq National Market listing standards. Mr. Dunn is Chairman of the Audit Committee. Our Board believes that all of the Audit Committee members have the financial knowledge, business experience and independent judgment necessary for service on the Audit Committee. The board of directors has determined that our Audit Committee does not include an “audit committee financial expert” as that term is defined in Securities and Exchange Commission regulations. In the board’s judgment, however, the Audit Committee’s membership meets the financial literacy and accounting or financial management requirements of The Nasdaq National Market listing standards and has qualifications and experience which enable the Committee to provide effective audit committee oversight for CapitalSouth. The Audit Committee has the responsibility of reviewing financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. The board of directors has adopted a written charter for the Audit Committee. The board of directors annually reviews and approves changes to the Audit Committee charter. Under the charter, the Audit Committee has the authority and is empowered to:

•	appoint, approve compensation and oversee the work of the independent auditor;

•	resolve disagreements between management and the auditors regarding financial reporting;

•	pre-approve all auditing and appropriate non-auditing services performed by the independent auditor;

•	retain independent counsel and accountants to assist the committee;

•	seek information it requires from employees or external parties; and

•	meet with our officers, independent auditors or outside counsel as necessary.

Our Nominating Committee is comprised of Mr. Dunn, Mr. Graves, Mr. McPherson and Mr. Wood, all of whom are “independent directors” as defined by The Nasdaq National Market listing standards. Mr. Graves is the Chairman of the Nominating Committee. The Nominating Committee has not adopted a formal policy or process for identifying or evaluating director nominees, but informally solicits and considers recommendations from a variety of sources, including other directors, members of the community, our customers and stockholders and professionals in the financial services and other industries. Similarly, the Nominating Committee does not prescribe any specific qualifications or skills that a nominee must possess, although it considers the potential nominee’s business experience, knowledge of us and the financial services industry, experience in serving as one of our directors or as a director of another financial institution or public company generally, wisdom, integrity and analytical ability, familiarity with and participation in the communities served by us, commitment to and availability for service as a director, and any other factors the Nominating Committee deems relevant.

Code of Ethics. We have adopted a Code of Ethics (the Code), that applies to all of our directors, officers and employees. We believe the Code is reasonably designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of conflicts of interest, full, fair and accurate disclosure in filings and other public communications made by us, compliance with applicable laws, prompt internal reporting of violations of the Code, and accountability for adherence to the Code.

Compensation Committee Interlocks and Insider Participation. None of our independent directors is now or was during the last fiscal year an officer or employee of CapitalSouth, CapitalSouth Bank or Capital Bank. During 2004, none of our executive officers served as a director or member of the compensation committee (or group performing equivalent functions) of any other entity for which any of our independent directors served as an executive officer.

Charles McPherson, a director of CapitalSouth, CapitalSouth Bank and Capital Bank, is the majority owner of McPherson Oil Company, which leases office space from CapitalSouth at 2340 Woodcrest Place, Birmingham, Alabama. CapitalSouth Bank assumed this lease when it purchased the office building at 2340 Woodcrest Place, Birmingham, Alabama, and as part of the lease assumption, increased the rental rate to approximately $188,000 annually and set a termination date for the lease of December 31, 2006, although McPherson Oil Company has an option to extend the term of the lease for an additional six month period.

Director Compensation

Under our Directors Compensation Plan, our directors are paid shares of stock of CapitalSouth in lieu of cash compensation for their service as directors of CapitalSouth, CapitalSouth Bank or Capital Bank. Directors of CapitalSouth and CapitalSouth Bank receive 50 shares for each meeting attended in person. Directors of Capital Bank receive 25 shares for each meeting attended in person. Members of committees for each of CapitalSouth Bank and Capital Bank receive between 4 and 13 shares for each meeting attended in person. Because our directors serve on our subsidiary bank board committees as well as holding company board committees, they do not receive fees for attending holding company board committee meetings. The number of shares issued was initially set to be equal in value to the cash fees paid immediately prior to such date. The value of shares is determined periodically by the board of directors and principally determined by reference to the most recent price paid in third party purchases and sales of our stock. The number of shares issued has been adjusted from time to time in order to reflect the value of service and effort expended by directors. Each director is reported to have income equal to the value per share multiplied by the number of shares issued to such director.

In 1998, CapitalSouth Bank entered into Director Supplemental Retirement Plan Director Agreements (Director Retirement Agreements) and Life Insurance Endorsement Method Split Dollar Plan Agreements (Split Dollar Life Insurance Agreements) with certain CapitalSouth Bank directors, including Messrs. Dunn, Graves, McPherson and Wood, the independent directors of CapitalSouth. The purpose of these agreements is to provide the directors with retirement benefits and to provide certain cash death benefits to their beneficiaries in the event of a director’s death. CapitalSouth Bank has purchased single premium bank owned life insurance policies (BOLI policies) on the lives of each of the directors and intends to use income from the BOLI policies, which has certain tax advantages, to offset benefit expenses. The Director Retirement Agreements provide two types of retirement benefits. First, after the participants reach normal retirement age (age 65 or such later date as the director actually retires), participants receive the accumulated balance of a retirement benefit account in annual installments over a 10 year period. The balance of such retirement benefit account for each director is established by periodically crediting to it the amount of any income from the related BOLI policy, minus CapitalSouth Bank’s designated cost of funds with respect to holding such BOLI policy, adjusted for tax effects (the Periodic Retirement Credit Amount). Second, during the period beginning on the date of retirement and ending upon their death, the directors also are entitled to receive an annual payment equal to any further Periodic Retirement Credit Amount. The retirement benefit account is not a trust account or other segregated or funded account. Instead, it only reflects the amount of the general, unsecured claim of the beneficiary on the assets of CapitalSouth Bank. The Director Retirement Agreements may also provide benefits in the event of termination of service, change of control, early retirement, death or disability, depending on the timing of, and other circumstances related to, the occurrence of the event while serving as a director of CapitalSouth Bank. For the year ended December 31, 2004, $123,600 was charged to operations expense related to these Director Retirement Agreements. Income from the BOLI policies is separately reflected in other income and the BOLI policies are held as other assets. See “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations - Investment Securities and Other Assets” on page 34.

The Split Dollar Life Insurance Agreements relate to the same BOLI policies, the earnings on which form the basis for calculating the Periodic Retirement Credit Amount discussed above. The Split Dollar Life Insurance Agreements provide that CapitalSouth Bank is the sole owner of the policies, is responsible for paying any additional premiums necessary to keep the policies in force and that the insured director and CapitalSouth Bank share the death benefits under the policy. The director/insured's designated beneficiaries are entitled to 80% of the death benefit under the policy less the accumulated cash value of the policy. CapitalSouth Bank is entitled to all other proceeds of the policy, including its cash value. The insured is imputed an amount of taxable income with respect to the life insurance benefit available under the Split Dollar Life Insurance Agreements. The reportable income to each director of CapitalSouth related to the interest of such director in the death benefits under the BOLI policies ranged from $117 to $394 in 2004.

The following table presents estimated annual benefits payable to each of the directors under the plan upon normal retirement age based on the assumptions shown.

Name	Year of birth	Retirement age	Projected annual retirement benefit (1st Year)	Projected annual retirement benefit (5th Year)	Projected annual retirement benefit (10th Year)
Harold B. Dunn	1941	65	$9,859	$10,703	$11,856
Stanley A. Graves	1944	65	11,899	12,809	14,164
Charles K. McPherson	1941	65	10,051	11,011	12,418
David W. Wood, II	1948	65	14,281	14,573	14,869

Executive Compensation and Other Benefits

We regularly evaluate the total compensation paid to our senior management to link their compensation to our operating performance in the short and long-term. The following table sets forth various elements of compensation awarded to or paid by us for services rendered in all capacities by our Chief Executive Officer and our four most highly-compensated executive officers, our “named executive officers,” during the fiscal year 2004:

					Long Term Compensation
					Awards		Payouts
	Annual Compensation			Other Annual Compensation(2)	Restricted Stock Award(s)	Securities Underlying Options/ SARs	LTIP Payouts	All Other(3) Compensation
	Year	Salary	Bonus(1)

Name and Principal Positions
W. Dan Puckett Chairman, Chief Executive Officer and President of CapitalSouth and CapitalSouth Bank; Chairman of Capital Bank	2004	$180,000	$61,209	$18,317	none	4,000	none	$49,731

John E. Bentley Senior Vice President of CapitalSouth Bank	2004	140,000	21,000	0	none	3,500	none	2,366

James Cooper, Jr. Executive Vice President and Chief Credit Officer of CapitalSouth Bank	2004	150,000	25,500	0	none	3,500	none	16,340

Carol W. Marsh Senior Vice President, Secretary and Chief Financial Officer of CapitalSouth, CapitalSouth Bank and Capital Bank	2004	132,500	26,500	0	none	3,500	none	3,693

William D. Puckett, II Senior Vice President of CapitalSouth Bank	2004	100,000	5,000	0	none	3,500	none	2,684

(1)	It is the policy of the Company to pay bonuses which are based on Company performance in the fiscal year which follows the fiscal year on which such bonus is based. Bonuses relating to fiscal year 2004 were paid in January 2005.

(2)	Mr. Puckett received $9,000 in board fees, $5,400 for club dues and $3,912 for the personal use of a vehicle provided by CapitalSouth.

(3)	All Other Compensation for 2004 includes $48,229 attributable to the expected benefits payable in the future to Mr. Puckett and $11,847 attributable to the expected benefits payable in the future to Mr. Cooper under the Executive Supplemental Retirement Plan (SERP) (described below). All Other Compensation for 2004 also includes $238 contributed to the account of Mr. W. Dan Puckett, $2,262 contributed to the account of Mr. Bentley, $3,620 contributed to the account of Mr. Cooper, $3,600 contributed to the account of Ms. Marsh and $2,639 contributed to the account of Mr. William D. Puckett, II under the matching provisions of CapitalSouth’s 401(k) plan. All Other Compensation also includes the value of group term life insurance provided by CapitalSouth on behalf of the named executive officers and insurance death benefits under the Split Dollar Life Insurance Agreements for Mr. W. Dan Puckett and Mr. Cooper.

Grants of Options/SARs in 2004. In 2004, we issued incentive stock options under the 2004 Incentive Stock Option Plan to various key executive officers and employees. No stock appreciation rights (SARs) were granted in 2004. The following table sets forth information referencing the award of such incentive stock options to our named executive officers:

	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees In 2004	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name					5%	10%
W. Dan Puckett	4,000	9.20%	$15.00	11/15/2014	$37,734	$95,625

John E. Bentley	3,500	8.05	15.00	11/15/2014	33,017	83,671

James Cooper, Jr.	3,500	8.05	15.00	11/15/2014	33,017	83,671

Carol W. Marsh	3,500	8.05	15.00	11/15/2014	33,017	83,671

William D. Puckett, II	3,500	8.05	15.00	11/15/2014	33,017	83,671

Aggregated Option/SAR Exercises in 2004 and 2004 Year-End Option/SAR Values. No stock options were exercised by the named executive officers during 2004. Additionally, there were no stock appreciation rights outstanding during 2004. The following table shows the number of shares of our common stock covered by exercisable options held by the named executive officers as of December 31, 2004. All stock options are vested upon receipt by the executive officer and thus there are no unexercisable options. Also reported are the values for “in-the-money” options, which represent the positive spread between the exercise price of any such existing options and the year-end price ($15.00 per share) of our common stock.

Name	Number of Securities Underlying Unexercised Options At December 31, 2004		Value of Unexercised In-the Money Options At December 31, 2004
W. Dan Puckett	103,000	(1)	$346,500

John E. Bentley	7,000		0

James Cooper, Jr.	30,500		87,000

Carol W. Marsh	6,500		0

William D. Puckett, II	11,500		15,000

(1)	Stock options include options to purchase 60,000 shares of our common stock (after giving effect to a two-for-one stock split on June 26, 2000) issued to Mr. Puckett pursuant to an Incorporators Stock Option Agreement dated January 15, 1992, as amended March 13, 2003, in addition to stock options issued pursuant to our stock option plans.

Employment Agreements

We do not have any employment, salary continuation or severance agreements currently in effect with any of our executive officers. The named executive officers are being compensated at the following base compensation levels for the 2005 fiscal year:

W. Dan Puckett	$200,000

John E. Bentley	155,000

James Cooper, Jr.	162,500

Carol W. Marsh	142,500

William D. Puckett, II	110,000

Executive Supplemental Retirement Plan

In 1998, W. Dan Puckett, Chairman and Chief Executive Officer of CapitalSouth Bank, and James Cooper, Jr., Executive Vice President and Chief Credit Officer of CapitalSouth Bank, entered into Executive

Supplemental Retirement Plan Agreements (SERPs) and Life Insurance Endorsement Method Split Dollar Plan Agreements (Split Dollar Life Insurance Agreements) with CapitalSouth Bank. The purpose of these agreements is to provide Messrs. Puckett and Cooper additional retirement benefits and to provide certain cash death benefits to their beneficiaries in the event of their death. CapitalSouth Bank has purchased single premium bank owned life insurance policies (BOLI policies) on the lives of Messrs. Puckett and Cooper and intends to use income from the BOLI policies, which has certain tax advantages, to offset benefit expenses. The SERPs provide two types of retirement benefits. First, after the participants reach normal retirement age (age 65 or such later date as the executive actually retires), participants receive the accumulated balance of a retirement benefit account in installments over a ten year period. The balance of such retirement benefit account for each of Mr. Puckett and Mr. Cooper is established by periodically crediting to it the amount of any income from the related BOLI policy, minus CapitalSouth Bank’s designated cost of funds with respect to holding such BOLI policy, adjusted for tax effects (the Periodic Retirement Credit Amount). Second, during the period beginning on the date of retirement and ending upon their death, the executives also are entitled to receive an annual payment equal to any further Periodic Retirement Credit Amount. The retirement benefit account is not a trust account or other segregated or funded account. Instead, it only reflects the amount of the general, unsecured claim of the beneficiary on the assets of CapitalSouth Bank. The SERPs may also provide benefits in the event of termination of employment (actual or constructive), change of control, early retirement, death or disability, depending on the timing of, and other circumstances related to, the occurrence of the event while employed by CapitalSouth Bank. For the year ended December 31, 2004, $177,863 was charged to operations expense related to these SERPs. Income from the BOLI policies is separately reflected in other income and the BOLI policies are held as other assets. See “Management’s Discussion And Analysis Of Financial Conditions And Results Of Operations - Investment Securities and Other Assets” on page 34.

The Split Dollar Life Insurance Agreements for Messrs. Puckett and Cooper relate to the same BOLI policies, the earnings on which form the basis for calculating the Periodic Retirement Credit Amount discussed above. The Split Dollar Life Insurance Agreements provide that CapitalSouth Bank is the sole owner of the policies, is responsible for paying any additional premiums necessary to keep the policies in force and that the insured director and CapitalSouth Bank share the death benefits under the policy. The officer’s designated beneficiaries are entitled to 80% of the death benefit under the policy less the accumulated cash value of the policy. CapitalSouth Bank is entitled to all other proceeds of the policy, including its cash value. The insured is imputed an amount of taxable income with respect to the life insurance benefit available under the Split Dollar Life Insurance Agreements.

The following table presents estimated annual benefits payable to each of the executives under the plan upon normal retirement based on the assumptions shown.

Name	Year of birth	Retirement age	Projected annual retirement benefit (1st year)	Projected annual retirement benefit (5th year)	Projected annual retirement benefit (10th year)
W. Dan Puckett	1945	65	$111,059	$121,016	$139,445
James Cooper, Jr.	1951	65	41,387	44,392	48,754

Equity Compensation Plans

The following table sets forth information regarding our equity compensation plans under which shares of our common stock are authorized for issuance. We have two equity compensation plans currently in effect — the CapitalSouth Bancorp 2005 Stock Incentive Plan and the Directors Compensation Plan. The Directors Compensation Plan allows the issuance of shares of our common stock in place of directors’ fees. We are still administering certain awards of options which were granted and are still outstanding under our CapitalSouth Bancorp 1994 Stock Incentive Plan and CapitalSouth Bancorp 2004 Incentive Stock Option Plan, although both of those plans have expired. We also are still administering an award of stock options to Mr. W. Dan Puckett which were granted and are still outstanding under the Incorporators Stock Option Agreement. The grant of stock options pursuant to this Agreement was approved by our stockholders. All data in the table below is presented as of September 30, 2005.

	Number of securities to be issued upon outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available for future issuance under the plans (excludes outstanding options)
Equity compensation plans approved by security holders	214,400	$12.49	150,000
Equity compensation plans not approved by security holders	*	—	*

Total	214,400	$12.49	150,000

*	Our Directors Stock Compensation Plan does not have a limit on the total number of shares which may be issued.

Certain Transactions and Business Relationships

Certain of our directors, officers and principal stockholders and their associates have had banking and business transactions with us in the ordinary course of business since the beginning of the last fiscal year. In the case of all such related party transactions, each transaction was either approved by the Audit Committee of the board of directors or by the board of directors. In addition, each transaction was on substantially the same terms, including price or interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and were not expected to involve more than the normal risk of collectibility or present other unfavorable features to us.

As of September 30, 2005, the aggregate amount of credit we extended to directors, executive officers and principal stockholders was $12.4 million. All such extensions of credit were made in conformity with the requirements of Federal Reserve Board Regulation O.

Charles McPherson, a director of CapitalSouth, CapitalSouth Bank and Capital Bank, is the majority owner of McPherson Oil Company, which leases office space from CapitalSouth at 2340 Woodcrest Place, Birmingham, Alabama. CapitalSouth Bank assumed this lease when it purchased the office building at 2340 Woodcrest Place, Birmingham, Alabama, and, as part of the lease assumption, increased the rental rate to approximately $188,000 annually and set a termination date for the lease of December 31, 2006, although McPherson Oil Company has an option to extend the term of the lease for an additional six month period.

Our board of directors approved each of these agreements and believes the terms of each agreement are no less favorable to us than we could have obtained from an unaffiliated third party. In the future, the Audit Committee of our board of directors will consider all related party transactions.

We expect we will continue to engage in similar banking and business transactions in the ordinary course of business with our directors, executive officers, principal stockholders and their associates in the future.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2005 by (1) each of our current directors; (2) each of our named executive officers and (3) all of our present executive officers and directors as a group. Other than as noted on the following table, as of September 30, 2005, we did not know of any person who beneficially owned more than 5% of the presently outstanding shares of common stock. Unless otherwise indicated, the address for each person included in the table is 2340 Woodcrest Place, Suite 200, Birmingham, Alabama 35209. Information relating to beneficial ownership of our common stock is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from September 30, 2005. Unless otherwise indicated under “Amount and Nature of Beneficial Ownership,” each person is the owner of record and has sole voting and investment power with respect to his or her shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Shares Beneficially Owned Before Offering(1)	Percent of Shares Beneficially Owned After Offering(2)
Directors:
W. Dan Puckett	222,403	(3)	9.89%	7.80%
David W. Wood, II	148,037	(4)	6.58%	5.19%
H. Bradford Dunn	137,871	(5)	6.13%	4.84%
Charles K. McPherson	99,698	(6)	4.43%	3.49%
Stanley L. Graves	77,260	(7)	3.43%	2.71%

Executive Officers, who are not also a Director:
John E. Bentley	7,000	(8)	*	*
James Cooper, Jr.	43,666	(9)	1.94%	1.53%
Carol W. Marsh	6,500	(10)	*	*
William D. Puckett, II	14,026	(11)	*	*
All Current Directors and Executive Officers, as a Group (12 persons):	769,603	(12)	34.21%	27.01%

*	Less than 1% of outstanding shares.

(1)	The percentage of our common stock beneficially owned was calculated based on 2,249,533 shares of common stock issued and outstanding as of September 30, 2005. The percentage assumes the exercise by the stockholder or group named in each row of all options for the purchase of our common stock held by such stockholder or group and exercisable within 60 days of September 30, 2005.

(2)	The percentage of our common stock beneficially owned was calculated based on 2,249,533 shares of common stock issued and outstanding as of September 30, 2005 and assumes the issuance of 600,000 shares of common stock in connection with this offering. The percentage assumes the exercise by the stockholder or group named in each row of all options for the purchase of our common stock held by such stockholder or group and exercisable within 60 days of September 30, 2005. The percentage does not account for any exercise of the underwriter’s over-allotment option.

(3)	Includes 103,000 shares that Mr. Puckett has the right to acquire by exercising options that are exercisable within 60 days after September 30, 2005.

(4)	Includes 20,946 shares owned by Mr. Wood’s spouse and 93,332 shares owned by a corporation controlled by Mr. Wood.

(5)	Includes 20,000 shares owned by a trust for the benefit of Mr. Dunn’s children.

(6)	Includes 64,180 shares owned by an IRA for the benefit of Mr. McPherson and 35,186 shares owned by a trust for the benefit of McPherson Oil Company 401(k).

(7)	Includes 5,711 shares owned by Mr. Graves’ spouse, 3,193 shares owned by a corporation controlled by Mr. Graves, 36,590 shares owned by a trust for the benefit of Mr. Graves’ IRA and 8,933 shares owned by a trust for the benefit of Mr. Graves’ spouse’s IRA.

(8)	Includes 7,000 shares that Mr. Bentley has the right to acquire by exercising options that are exercisable within 60 days after September 30, 2005.

(9)	Includes 12,164 shares owned by an IRA for the benefit of Mr. Cooper, 400 shares owned by Mr. Cooper’s wife and 30,500 shares that Mr. Cooper has the right to acquire by exercising options that are exercisable within 60 days after September 30, 2005.

(10)	Includes 6,500 shares that Ms. Marsh has the right to acquire by exercising options that are exercisable within 60 days after September 30, 2005.

(11)	Includes 620 shares owned by an IRA for the benefit of Mr. Puckett and 11,500 shares that Mr. Puckett has the right to acquire by exercising options that are exercisable within 60 days after September 30, 2005.

(12)	Includes 165,000 options that are exercisable within 60 days after September 30, 2005.

SUPERVISION AND REGULATION

CapitalSouth Bancorp, CapitalSouth Bank and Capital Bank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws generally are intended to protect depositors and not stockholders. The following discussion describes the material elements of the regulatory framework that applies to us.

CapitalSouth

Because we own all of the capital stock of CapitalSouth Bank and Capital Bank, we are a bank holding company under the federal Bank Holding Company Act of 1956 (the Bank Holding Company Act). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if adequately capitalized and adequately managed, we, as well as other banks located within Alabama or Florida, may purchase a bank located outside of Alabama or Florida. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Alabama or Florida may purchase a bank located inside Alabama or Florida. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. For example, Florida law prohibits a bank holding company from acquiring control of a Florida financial institution until the target institution has been incorporated for three years, and Alabama law prohibits a bank holding company from acquiring control of an Alabama financial institution until the target institution has been incorporated for five years.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under the Securities Exchange Act of 1934, as amended. The regulations provide a procedure for challenging any rebuttable presumption of control.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting discount securities brokerage activities;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Gramm-Leach-Bliley Act; Financial Holding Companies. The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by including provisions that permit a bank holding company to qualify and elect to become a financial holding company. In addition to the permissible bank holding company activities listed above, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Under the regulations implementing the Gramm-Leach-Bliley Act, the following activities are considered financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, CapitalSouth Bank and Capital Bank must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of Subsidiary Institutions. Under Federal Reserve Board policy, we are expected to act as a source of financial strength for CapitalSouth Bank and Capital Bank and to commit resources to support CapitalSouth Bank and Capital Bank. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. In addition, any capital loans made by us to CapitalSouth Bank and Capital Bank will be repaid only after their deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of CapitalSouth Bank and Capital Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CapitalSouth Bank and Capital Bank

General. Since each of CapitalSouth Bank and Capital Bank are chartered as an Alabama state bank they are primarily subject to regulation and supervision by both the Federal Reserve Board and the Superintendent of Banking of the Alabama State Banking Department (the Superintendent). Both CapitalSouth Bank and Capital Bank are also insured depository institutions and, therefore, subject to regulation by the FDIC. In addition, our subsidiary banks are subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that they may charge, and limitations on the types of investments they may make and on the types of services they may offer. Various consumer laws and regulations also affect the operations of CapitalSouth Bank and Capital Bank.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary deposit institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. In recent years, the assessment has been set at 0 for well-capitalized banks in the top supervisory subgroup but there is expected to be an assessment in 2006 for all banks. The overall level of assessments depends primarily upon claims against the deposit insurance fund. If bank failures were to increase, assessments could rise significantly. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry. This assessment rate is adjusted quarterly and is set at 1.34 cents per $100 of deposits for the fourth quarter of 2005. The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act. The Community Reinvestment Act requires, in connection with examinations of financial institutions, federal banking regulators, in our case the Federal Reserve Board, to evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on CapitalSouth Bank and Capital Bank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements. Both CapitalSouth Bank and Capital Bank received “satisfactory” CRA ratings from the Federal Reserve Board at their last examinations.

Other Regulations. Interest and other charges collected or contracted for by CapitalSouth Bank or Capital Bank are subject to state usury laws and federal laws concerning interest rates.

Federal Laws Applicable to Credit Transactions. CapitalSouth Bank and Capital Bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

Federal Laws Applicable to Deposit Operations. The deposit operations of CapitalSouth Bank and Capital Bank are subject to:

•	the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•	the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Capital Adequacy

CapitalSouth, CapitalSouth Bank and Capital Bank are required to comply with the capital adequacy standards established by the Federal Reserve Board. The Federal Reserve Board has established a risk-based and a leverage measures of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

In order to be considered “well capitalized,” the ratio of total capital to risk-weighted assets must equal at least 10%. Total capital consists of two components: Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 6% of risk-weighted assets in order to be “well capitalized.” Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. The total amount of Tier 2 Capital is limited to 100% of Tier 1 Capital. At September 30, 2005, our ratio of total capital to risk-weighted assets was 12.6% and our ratio of Tier 1 Capital to risk-weighted assets was 11.3%.

In addition, the Federal Reserve Board has established minimum guidelines for the ratio of Tier 1 Capital to average assets for bank holding companies (leverage ratio). These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and other specified intangible assets, of 3% for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a ratio of Tier 1 Capital to average assets of at least 4%. At September 30, 2005, our ratio of Tier 1 Capital to average assets was 8.8%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

CapitalSouth, CapitalSouth Bank and Capital Bank were each classified as “well capitalized” in all categories at September 30, 2005.

Additionally, in connection with our recent acquisition of a Florida bank charter, by which we obtained the legal authority to branch in Florida, CapitalSouth Bank was required by the Alabama State Banking Department as a condition to its approval to maintain a 7% Tier 1 capital to average assets ratio and at all times to remain well capitalized. In the event of failure to remain well capitalized, CapitalSouth Bank is required to submit a capital plan to the Superintendent of Banks of the State Banking Department for his approval.

Payment of Dividends

CapitalSouth is a legal entity separate and distinct from CapitalSouth Bank and Capital Bank. The principal sources of CapitalSouth’s cash flow, including cash flow to pay dividends to its stockholders, are dividends that CapitalSouth Bank and Capital Bank pay to their respective sole shareholder, CapitalSouth. Statutory and regulatory limitations apply to CapitalSouth Bank and Capital Bank’s payment of dividends to CapitalSouth as well as to CapitalSouth’s payment of dividends to its stockholders.

The policy of the Federal Reserve Board that a bank holding company should serve as a source of strength to its subsidiary banks also results in the position of the Federal Reserve Board that a bank holding company should not maintain a level of cash dividends to its stockholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as such a source of strength. The ability of CapitalSouth to pay dividends is also subject to the provisions of Delaware law. See “Description Of Capital Stock—Common Stock—Dividend Rights” on page 83.

There are certain limitations on the payment of dividends by CapitalSouth Bank and Capital Bank. Under the Alabama Banking Code, a state bank may not declare or pay a dividend in excess of 90% of the net earnings of such bank until the earned surplus (i.e., retained earnings) of the bank is equal to at least 20% of its stated capital, and thereafter the prior written approval of the Superintendent of Banks of the State of Alabama (the Superintendent) is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net earnings for that year combined with its retained net earnings for the preceding two years. No dividends, withdrawals or transfers may be made from a bank’s surplus without the prior written approval of the Superintendent. As a member of the Federal Reserve System, CapitalSouth Bank must also comply with the dividend restrictions with which a national bank would be required to comply. Those provisions are generally similar to those imposed by the State of Alabama. Among other things, the federal restrictions require that if losses have at any time been sustained by a bank equal to or exceeding its undivided profits then on hand, no dividend may be paid. Although CapitalSouth has regularly paid dividends since 1996, there can be no assurances that CapitalSouth will be able to pay dividends in the future under the aforementioned regulatory limitations.

The payment of dividends by CapitalSouth, CapitalSouth Bank and Capital Bank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

CapitalSouth is also restricted from paying dividends on its common stock if it has deferred payments of the interest, or if an event of default has occurred, on its junior subordinated debentures.

Restrictions on Transactions with Affiliates

CapitalSouth, CapitalSouth Bank and Capital Bank are subject to the provisions of Section 23A of the Federal Reserve Board Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. CapitalSouth Bank and Capital Bank must also comply with other provisions designed to avoid the taking of low-quality assets. CapitalSouth, CapitalSouth Bank and Capital Bank are also subject to the provisions of Section 23B of the Federal Reserve Board Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

CapitalSouth Bank and Capital Bank are also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Privacy

Under the Gramm-Leach-Bliley Act, financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. We and all of our subsidiaries have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Consumer Credit Reporting

On December 4, 2003, President Bush signed the Fair and Accurate Credit Transactions Act amending the federal Fair Credit Reporting Act. These amendments to the Fair Credit Reporting Act (the FCRA Amendments) became effective in 2004.

The FCRA Amendments include, among other things:

•	requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•	for entities that furnish information to consumer reporting agencies (which would include CapitalSouth Bank and Capital Bank), requirements to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (the opt-out), subject to certain exceptions. We do not share consumer information among our affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of CapitalSouth is currently sharing consumer information with any other affiliate of CapitalSouth for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on us.

Anti-Terrorism and Money Laundering Legislation

CapitalSouth Bank and Capital Bank are subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism of 2001 (the USA PATRIOT Act), the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control (the OFAC). These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships intended to guard against money laundering and terrorism financing. CapitalSouth Bank and Capital Bank have established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures intended to comply with the foregoing rules.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Polices

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock summarizes certain provisions of our Restated Certificate of Incorporation and Bylaws, as well as certain statutes regulating the rights of holders of our common stock. The information does not purport to be a complete description of such matters and is qualified in all respects by the provisions of the Restated Certificate of Incorporation, the Bylaws and the Delaware General Corporation Law.

Common Stock

General

Our Restated Certificate of Incorporation authorizes our board of directors to issue a maximum of 7,500,000 shares of common stock, $1.00 par value. As of September 30, 2005, 2,249,533 shares of common stock were issued and outstanding. In addition, a total of approximately 364,400 shares of common stock were subject to outstanding employee stock options or reserved for future issuance.

Voting Rights

The holders of common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of a plurality of the shares of our common stock voting in the election of directors (subject to the voting rights of any preferred shares then outstanding) present at the meeting for that purpose may elect all of the directors then standing for election. In the case of a person or group holding a majority of the outstanding common stock, they are ensured of the ability to elect all directors. In such event, the holders of the remaining shares voting for the election of directors, even if a majority which combined, are not able to elect any person or persons to the board of directors, i.e., there is no “runoff” in the election process. Directors may not be removed except for cause.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available therefor. The payment of dividends is further subject to certain regulatory restrictions which prohibits us from paying any dividends except from retained earnings. As of September 30, 2005, we have retained earnings of approximately $10.9 million.

No Preemptive Rights

No holder of our common stock has a right pursuant to the Delaware General Corporation Law or our Restated Certificate of Incorporation or Bylaws to purchase shares of common stock in a subsequent offering. Thus, in the discretion of our board of directors, additional shares may be issued without affording existing stockholders any right to purchase such shares. If such shares are issued to third parties, the voting rights and/or book value per share of existing stockholders could be diluted.

Assessment and Redemption

The shares of common stock presently outstanding are, and the shares that will be issued in connection with this offering will be, fully paid and non-assessable. There is no provision for redemption or conversion of our common stock.

Liquidation Rights

In the event of liquidation, dissolution or winding up of CapitalSouth, whether voluntarily or involuntarily, the holders of our common stock (and the holders of any class or series of preferred stock entitled to participate with our common stock in the distribution of assets) will be entitled to share ratably in any of the net assets or funds which are available for distribution to stockholders, after the satisfaction of all liabilities or after adequate provision is made therefor and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Preferred Stock

Our Restated Certificate of Incorporation currently authorizes the board of directors to issue up to 500,000 shares of preferred stock. It is not possible to state the actual effect of any issuance of preferred stock upon the rights of current holders of CapitalSouth common stock because the board of directors has not determined any issuance price or prices or rights of the holders of preferred stock. In this regard, the board of directors has no present intention to issue preferred stock. However, such effects might include (i) restrictions on CapitalSouth common stock dividends if preferred stock dividends have not been paid; (ii) dilution of the voting power and equity interest of the current holders of CapitalSouth common stock to the extent that any preferred stock series has voting rights or that any preferred stock series is convertible into CapitalSouth common stock; and (iii) restrictions or limitations respecting the ability of current holders of CapitalSouth common stock to share in CapitalSouth’s assets upon liquidation until satisfaction of any liquidation preference is granted in a series of preferred stock.

Certain Takeover Considerations

Subject to the application of the Delaware General Corporation Law, the affirmative vote of the holders of a majority of our issued and outstanding capital stock is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets. Under the Delaware General Corporation Law and our Restated Certificate of Incorporation, any action required or permitted to be taken by our stockholders may be taken without a meeting and without a stockholder vote if a written consent is signed by the holders of the shares of outstanding stock having the requisite number of votes that would be necessary to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted.

Delaware law provides a statutory anti-takeover provision applicable to corporations organized under Delaware law that meet certain requirements generally concerning the number of stockholders of the corporation. Though otherwise not applicable to CapitalSouth, the Restated Certificate of Incorporation of CapitalSouth expressly makes Section 203 of the Delaware General Corporation Law applicable to CapitalSouth by incorporating the terms of such statute into the Restated Certificate of Incorporation. Section 203 of the Delaware General Corporation Law generally provides that a corporation may not engage in a business combination with any person deemed to be an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder except with special corporate approval. An “interested stockholder” is defined to mean any person who directly or indirectly owns 15% or more of the outstanding voting stock of the corporation during anytime within a three year period immediately prior to the date on which such determination is made. The special corporate approval must consist of board approval prior to the time the person became an interested stockholder, ownership by the interested stockholder of at least 85% of the voting stock of the corporation, or approval of the transaction by the board of directors and at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The provision of the Restated Certificate of Incorporation of CapitalSouth making Section 203 applicable to us has anti-takeover effects and may have the effect of discouraging unilateral attempts by third parties to obtain control of CapitalSouth. For example, the provision would preclude an interested stockholder from being able to merge CapitalSouth into another entity and thereby obtain complete control of us and our assets. The inability to engage in such a transaction may materially limit the ability of an acquiror to finance the acquisition of CapitalSouth as a result of, among other things, accounting and federal income tax considerations.

One class of our three classes of directors is elected annually. Directors serve for three-year terms. There is no cumulative voting for directors provided for in the Restated Certificate of Incorporation. Delaware law provides that where a corporation’s directors are elected in classes that a director, or the entire board of directors, only may be removed for cause by a majority of the stockholders entitled to vote on such an action. The provisions contained in the Restated Certificate of Incorporation of CapitalSouth relating to election of directors in staggered three-year classes tend to discourage attempts by third parties to acquire us because of the extra time and expense involved and a greater possibility of failure. This also can affect the price that a potential purchaser would be willing to pay for CapitalSouth Stock, thereby reducing the amount a stockholder would receive in, for example, a tender offer for CapitalSouth Stock.

The Restated Certificate of Incorporation of CapitalSouth also restricts the manner in which special meetings may be called. Under the Delaware General Corporation Law, a corporation is permitted to provide for calling of special meetings either in its bylaws or certificate of incorporation. The Restated Certificate of Incorporation of CapitalSouth specifies that special meetings may be called by our Chairman of the Board or President and shall be called at the request in writing of a majority of the board of directors, pursuant to a resolution adopted by the board of directors.

The Restated Certificate of Incorporation of CapitalSouth contains a provision that provides that certain provisions of the Restated Certificate of Incorporation may not be altered, amended or repealed except by the affirmative vote of the holders of at least 80% of the total number of outstanding shares of voting stock of CapitalSouth. The purpose of this provision is to restrict the ability of a third party whose actions might otherwise be limited by such provisions from eliminating the super-majority provisions applicable to them by a simple majority vote in amending the Restated Certificate of Incorporation. The inclusion of this super-majority voting requirement may have certain anti-takeover effects and may have the effect of discouraging unilateral attempts by third parties to obtain control of us. Our board of directors believes that it is appropriate that parties be required to conduct their actions in accordance with the substantive provisions of the Restated Certificate of Incorporation and not be permitted to circumvent them.

In addition to CapitalSouth Stock, the Restated Certificate of Incorporation of CapitalSouth permits the board of directors to issue up to 500,000 shares of preferred stock. Among other things, the board of directors in issuing a series of preferred stock has the power to determine voting powers, if any, of such series. Such issuance of preferred stock having voting rights could dilute the voting and ownership interest of existing stockholders. Such issuance may have the effect of discouraging unilateral attempts by third parties to obtain control of CapitalSouth, since the issuance of additional shares of capital stock could be used to dilute the voting power of, or increase the cost to, any person seeking to obtain control of us. This may occur by virtue of the fact that the preferred stock may be issued in a series having rights in excess of one vote per share or having the right to vote separately by class respecting some matters.

The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on stockholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our stockholders in that they will permit management and the stockholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of stockholder participation in the decision if the transaction is not approved by our board of directors.

UNDERWRITING

Subject to the terms and conditions contained in the underwriting agreement between us and Sterne, Agee & Leach, Inc. (Sterne Agee), Sterne Agee has agreed to purchase from us, and we have agreed to sell Sterne Agee, the number of shares of common stock indicated opposite the name of Sterne Agee, at the public offering price less the underwriting discount set forth on the cover page of this prospectus:

Name of Underwriter	Number of Shares
Sterne, Agee & Leach, Inc.	600,000

Total	600,000

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until this option is exercised. The underwriter reserves the right to reject any order for our stock in whole or in part.

Over-Allotment Option

We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 90,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.7875 per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may reduce the offering price and other selling terms. No reduction will change the amount of proceeds to be received by us as stated in this prospectus.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$18.75	$11,250,000	$12,937,500
Underwriting discount payable by us	1.3125	787,500	905,625
Proceeds to us before expenses	17.4375	10,462,500	12,031,875

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $658,505, and are payable by us.

Determination of Offering Price

There is no established public trading market for the shares of our common stock. The public offering price was determined by negotiation between us and the underwriter. The principal factors considered in determining the offering price include the following:

•	the prevailing market and general economic conditions;

•	our results of operations in recent periods;

•	the price to earnings and price to book value multiples of publicly-traded common stock of comparable companies;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market areas;

•	an assessment of our management; and

•	the history of, and prospects for, the industry in which we operate.

In determining the final price, the factors described above were not assigned any particular weight. Rather, these factors were considered in totality in setting our offering price.

We cannot assure you that an active trading market will develop for our common stock or that our common stock will trade in the market subsequent to the offering at or above the initial public offering price. Our common stock has been approved for quotation on The Nasdaq National Market under the symbol “CAPB.” There are continuing eligibility requirements of companies listed on The Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements for The Nasdaq National Market, then our stock may be delisted. See “Risk Factors—Risks Related to This Offering—We cannot be sure that an active public trading market will develop to provide liquidity for your investment” on page 13.

Indemnity

We have agreed to indemnify the underwriter and persons who control the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, passive market making and over-allotment transactions.

Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, Sterne Agee, in its capacity as market maker in our common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

Over-allotment transactions involve sales by the underwriter of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

These stabilizing transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Our Relationship with the Underwriter

The underwriter and some of its respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

We have agreed that, for 180 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Sterne Agee, issue, sell, contract to sell or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, except for our sale of common stock in this offering and the issuance of options or shares of common stock under our existing employee benefit plans. In addition, each of our directors and executive officers has agreed, for a period of 180 days after the date of this prospectus, not to sell any shares of our common stock. See “Shares Eligible For Future Sale—Lock-Up Agreements” on page 89.

We currently have in place a third party arrangement with Sterne Agee Financial Services, Inc. (SAL Financial), an affiliate of our underwriter. SAL Financial markets securities, including stocks, bonds and mutual funds, through an investment representative who works out of our banking offices. We share with SAL Financial the revenue generated through this activity and we are responsible for some of the costs of that program.

We have a contract with our underwriter to provide both our subsidiary banks with an asset/liability modeling tool developed by its affiliate, BondSolutions. The models calculate the impact that various rate shock scenarios have on the banks’ net interest margin, market value of equity and duration of assets and liabilities. BondSolutions downloads our general ledger, loan, deposit, and bond information from our systems in order to prepare the model, and utilizes assumptions we provide with respect to prepayment speeds and other variables. We pay our underwriter a quarterly fee for the preparation and use of the model.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no established public trading market for our common stock. No prediction can be made as to the effect, if any, that the availability of common stock issued in this offering for sale will have on the market price of our shares. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. We will have 2,849,533 shares of common stock outstanding after completion of this offering (plus any shares issued upon exercise of the underwriter’s over-allotment option) and 214,400 shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in this offering (21.06% of the shares to be issued and outstanding) plus any shares which may be issued upon exercise of the underwriter’s over-allotment option will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act), which shares will be subject to the resale limitations of Rule 144. “Restricted securities” may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below, and assuming Sterne Agee does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this offering, the 600,000 shares of common stock sold in this offering and the other 1,504,245 shares of common stock not subject to lock-up agreements or held by affiliates will be immediately available for sale in the public market;

•	beginning 90 days after the date of this prospectus, approximately 17,558 shares held by non-affiliates and not subject to the lock-up agreements will be eligible for sale pursuant to Rule 144, including the volume restrictions described below; and

•	beginning 180 days after the date of this prospectus, the expiration date for the lock-up agreements, approximately 727,730 shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below and Rule 701.

Lock-Up Agreements

We, and each of our directors and executive officers (who will beneficially own at least 769,630 shares after this offering) have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Sterne Agee, subject to certain specified exceptions. These restrictions expressly preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180 day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the last 17 days of the 180 day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180 day restricted period, then the restricted period will continue to apply until the expiration of the 18 day period beginning on the date on which the earnings release is issued or the material news or material event related to us occurs.

The underwriter presently has no intention to allow any shares of common stock to be sold or otherwise offered by us or our directors and executive officers prior to the expiration of the 180 day lock-up period. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Sterne Agee. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144 as described below.

Rule 144

In general, under Rule 144, as currently in effect, any person or persons whose shares are required to be aggregated, including an affiliate of ours, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding common stock; or

•	the average weekly trading volume in our common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options under our compensatory stock option plans or other written agreements may be resold, to the extent not restricted by the terms of the lock-up agreements, by persons, other than affiliates, beginning 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. The SEC has stated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the effective date of the offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of the lock-up agreements, beginning 90 days after the effective date of this offering, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by affiliates under Rule 144 without compliance with its one-year minimum holding period requirement.

Options

As of September 30, 2005, 214,400 shares of our common stock were issuable under options granted under our existing option plans, all of which were vested. As soon as practicable after completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our existing option plans. Accordingly, shares of common stock underlying these options will be freely tradable and eligible for sale in the public markets, subject to terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Bradley Arant Rose & White LLP, Birmingham, Alabama. As of November 30, 2005, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 30,345 shares of our outstanding common stock. Certain legal matters in connection with this offering will be passed upon for the underwriter by Powell Goldstein LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of CapitalSouth Bancorp and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 included herein have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You can review our electronically filed registration statement and exhibits on the SEC’s Internet site at http://www.sec.gov. We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to our company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You can obtain a copy of the full registration statement, including the exhibits and schedules thereto, from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 942-8090 for further information on the Public Reference Room.

Upon completion of this offering, we will become subject to information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to furnish our stockholders written annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIR M

The Board of Directors

CapitalSouth Bancorp:

We have audited the accompanying consolidated balance sheets of CapitalSouth Bancorp and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three–year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapitalSouth Bancorp and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three–year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Birmingham, Alabama

April 4, 2005

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Cash and cash equivalents	$3,919,236	5,852,462
Federal funds sold	199,048	2,031,944
Securities available-for-sale	28,922,128	42,395,700
Securities held-to-maturity, fair values of $32,967,352 and $26,793,502 in 2004 and 2003, respectively	33,060,740	26,653,144
Federal Home Loan Bank stock	1,941,200	2,534,100
Federal Reserve Bank stock	594,250	597,254
Loans held-for-sale	100,930	942,322
Loans	258,607,565	205,057,565
Allowance for loan losses	(3,200,150)	(2,666,219)

Net loans	255,407,415	202,391,346
Premises and equipment, net	5,446,057	2,762,461
Bank-owned life insurance	4,204,424	4,032,804
Other assets	3,900,755	3,088,034

Total assets	$337,696,183	293,281,571

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Interest-bearing	$222,831,302	178,157,321
Noninterest-bearing	38,699,432	24,347,942

Total deposits	261,530,734	202,505,263
Federal funds purchased	17,352,900	32,388,150
Borrowed funds	10,851,408	15,928,258
Repurchase agreements	13,517,337	11,685,658
Note payable	1,205,000	1,205,000
Subordinated debentures	5,000,000	5,000,000
Other liabilities	3,108,484	1,296,026

Total liabilities	312,565,863	270,008,355

Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 500,000 shares; issued and outstanding none	—	—
Common stock, $1 par value. Authorized 5,000,000 shares; issued 2,326,513 and 2,314,915 shares in 2004 and 2003, respectively; outstanding 2,241,683 and 2,230,085 shares at December 31, 2004 and 2003, respectively	2,326,513	2,314,915
Treasury stock, at cost, 84,830 shares in 2004 and 2003	(1,255,060)	(1,255,060)
Paid-in surplus	15,103,438	14,946,666
Retained earnings	9,204,255	7,704,837
Accumulated other comprehensive loss, net	(248,826)	(438,142)

Total stockholders’ equity	25,130,320	23,273,216

Total liabilities and stockholders’ equity	$337,696,183	293,281,571

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
Interest income:
Interest and fees on loans	$12,845,987	10,532,673	9,969,024
Interest on securities	2,347,577	2,304,802	2,957,734
Interest on federal funds sold	16,242	18,842	41,088

Total interest income	15,209,806	12,856,317	12,967,846

Interest expense:
Interest on deposits	3,769,789	3,657,710	4,581,419
Interest on debt	1,404,402	1,419,039	1,343,861

Total interest expense	5,174,191	5,076,749	5,925,280

Net interest income	10,035,615	7,779,568	7,042,566
Provision for loan losses	847,305	819,600	877,000

Net interest income after provision for loan losses	9,188,310	6,959,968	6,165,566

Noninterest income:
Service charges on deposits	800,922	570,655	550,701
Investment banking income, net	155,679	66,665	335,586
Gain on sale of available-for-sale securities, net	693	150,152	268,504
Business Capital Group Loan Income	799,926	933,834	485,375
Bank-owned life insurance	171,620	175,054	208,253
Other noninterest income	131,302	183,423	112,924

Total noninterest income	2,060,142	2,079,783	1,961,343

Noninterest expense:
Salaries and employee benefits	4,767,717	3,700,560	3,887,887
Occupancy and equipment expense	1,351,718	1,226,949	1,110,249
Professional fees	643,065	629,355	424,738
Advertising	347,649	169,844	140,479
Other noninterest expense	1,278,427	1,199,584	814,251

Total noninterest expense	8,388,576	6,926,292	6,377,604

Income before provision for income taxes	2,859,876	2,113,459	1,749,305
Provision for income taxes	983,351	616,257	538,950

Net income	$1,876,525	1,497,202	1,210,355

Basic earnings per share	$0.84	0.66	0.53
Basic weighted average shares outstanding	2,233,506	2,276,382	2,303,502
Diluted earnings per share	$0.83	0.65	0.52
Diluted weighted average shares outstanding	2,268,886	2,315,222	2,346,009

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

Years ended December 31, 2004, 2003 and 2002

						Accumulated other comprehensive income (loss), net
	Common stock
	Shares outstanding	Amount	Treasury stock	Paid-in surplus	Retained earnings		Total stockholders’ equity
Balance, December 31, 2001	2,299,237	$2,299,637	(400)	14,732,774	5,729,516	67,475	22,829,002
Comprehensive income:
Net income	—	—	—	—	1,210,355	—	1,210,355
Change in unrealized gain (loss) on securities available–for–sale, net	—	—	—	—	—	154,682	154,682

Total comprehensive income							1,365,037
Dividends declared ($0.16 per share)	—	—	—	—	(368,873)	—	(368,873)
Issuance of common stock	8,953	8,953	—	125,342	—	—	134,295

Balance, December 31, 2002	2,308,190	2,308,590	(400)	14,858,116	6,570,998	222,157	23,959,461
Comprehensive income:
Net income	—	—	—	—	1,497,202	—	1,497,202
Change in unrealized gain (loss) on securities available–for–sale, net	—	—	—	—	—	(660,299)	(660,299)

Total comprehensive income							836,903
Dividends declared ($0.16 per share)	—	—	—	—	(363,363)	—	(363,363)
Issuance of common stock	6,325	6,325	—	88,550	—	—	94,875
Treasury stock acquired	(84,430)	—	(1,254,660)	—	—	—	(1,254,660)

Balance, December 31, 2003	2,230,085	2,314,915	(1,255,060)	14,946,666	7,704,837	(438,142)	23,273,216
Comprehensive income:
Net income	—	—	—	—	1,876,525	—	1,876,525
Change in unrealized gain (loss) on securities available–for–sale, net	—	—	—	—	—	189,316	189,316

Total comprehensive income							2,065,841
Dividends declared ($0.18 per share)	—	—	—	—	(377,107)	—	(377,107)
Issuance of common stock	11,598	11,598	—	156,772	—	—	168,370

Balance, December 31, 2004	2,241,683	$2,326,513	(1,255,060)	15,103,438	9,204,255	(248,826)	25,130,320

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities:
Net income	$1,876,525	1,497,202	1,210,355
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	566,289	527,690	390,934
Provision for loan losses	847,305	819,600	877,000
Deferred tax (benefit) expense	(133,882)	103,721	(342,812)
Amortization and accretion on securities, net	350,168	(617,431)	(274,570)
Director fees expense	168,370	94,875	134,295
Gain on sale of loans and securities	(151,112)	(206,395)	(284,165)
Originations of loans held–for–sale	(576,667)	(954,244)	(295,000)
Proceeds from sale of loans	1,568,478	1,336,196	2,680,865
Net (increase) decrease in other assets	(950,951)	(423,976)	1,552,183
Net increase (decrease) in other liabilities	1,789,150	(182,403)	(550,994)

Net cash provided by operating activities	5,353,673	1,994,835	5,098,091

Cash flows from investing activities:
Purchases of securities available–for–sale	(16,451,458)	(50,753,487)	(99,628,090)
Proceeds from sales and maturities of securities available–for–sale	19,993,110	43,833,275	119,842,491
Purchases of securities held–to–maturity	(1,014,730)	(13,307,448)	(17,530,000)
Proceeds from maturities of securities held–to–maturity	4,479,387	8,402,297	1,229,561
Purchases of FHLB and Federal Reserve Bank stock	—	(560,000)	—
Proceeds from sales of FHLB and Federal Reserve Bank stock	595,904	—	—
Loan originations, net	(46,646,426)	(27,722,067)	(24,809,012)
Purchases of loans	(7,216,948)	(4,114,763)	(11,759,815)
Purchases of premises and equipment, net	(3,249,885)	(337,361)	(244,949)

Net cash used in investing activities	(49,511,046)	(44,559,554)	(32,899,814)

Cash flows from financing activities:
Net increase in deposits	59,025,471	19,444,168	31,301,832
Net (decrease) increase in federal funds purchased	(15,035,250)	22,243,775	(3,820,625)
Net decrease in borrowed funds	(5,076,850)	(8,000,000)	(3,000,000)
Net increase (decrease) in notes payable	—	1,205,000	(2,500,000)
Proceeds from subordinated debentures	—	—	5,000,000
Cash dividends paid	(353,799)	(363,363)	(368,873)
Repurchase of common stock	—	(1,254,660)	—
Net increase in repurchase agreements	1,831,679	8,883,481	737,013

Net cash provided by financing activities	40,391,251	42,158,401	27,349,347

Net decrease in cash and cash equivalents	(3,766,122)	(406,318)	(452,376)
Cash and cash equivalents, beginning of year	7,884,406	8,290,724	8,743,100

Cash and cash equivalents, end of year	$4,118,284	7,884,406	8,290,724

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies

(a)	Business and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CapitalSouth Bancorp, which was formerly known as Financial Investors of the South, Inc., (the Parent, or for consolidated references, the Company) and its wholly-owned subsidiaries, CapitalSouth Bank, which was formerly known as Bank of Alabama, (including its wholly-owned subsidiary, Security Mutual Financial Services, Inc.) and Capital Bank (collectively the Banks). The Banks are engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in investment securities and commercial, real estate, consumer, and other loans in Birmingham, Huntsville, and Montgomery, Alabama, and in Jacksonville, Florida and the surrounding areas. CapitalSouth Bank’s subsidiary, Security Mutual Financial Services, Inc. (Security Mutual), currently services a portfolio of real estate mortgages, retail installment sales contracts, and other loans it owns, but no longer actively originates loans. The consolidated group is referred to herein as the Company. All significant intercompany balances and transactions have been eliminated in consolidation. The Company holds a minority interest in Consumer National Bank and has a warrant to purchase an additional 5% interest. The Company does not control Consumer National Bank and therefore does not consolidate their results. The investment and warrant are carried at cost in other assets.

(b)	Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods then ended. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near–term relate to the estimation of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the estimation of the allowance for loan losses and real estate owned, management obtains independent appraisals for significant properties.

(c)	Cash and Cash Equivalents

For purposes of reporting in the accompanying statements of cash flows, cash and cash equivalents include: cash on hand, cash due from banks, and federal funds sold. Generally, federal funds are sold for one–day periods.

The Banks are required to maintain certain average cash reserve balances with the Federal Reserve Bank in accordance with Federal Reserve Bank requirements. There were no required balances as of December 31, 2004 and 2003.

Supplemental disclosures of cash flow information and noncash transactions related to cash flows for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Cash paid for:
Interest	$5,015,416	4,965,848	6,203,585
Income taxes	668,241	617,641	637,676
Noncash transactions:
Transfers of mortgage loans to other real estate owned	200,834	559,850	139,573
Transfers of securities available-for-sale to securities held-to-maturity	10,070,942	—	—

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies, Continued

(d)	Securities

Securities designated as available–for–sale are carried at fair value. However, the unrealized difference between amortized cost and fair value of securities available–for–sale is excluded from net income and is reported, net of deferred taxes, as a component of stockholders’ equity. This caption includes securities that may be sold in response to changes in interest rates, changes in prepayment risk, liquidity needs, or for other purposes. Securities held–to–maturity are carried at amortized cost, as the Company has the ability and management has the positive intent to hold these securities to maturity.

Amortization of premiums and discounts are computed under the interest method. Declines in value determined to be other than temporary are charged to earnings. The specific identification method is used to determine realized gains or losses on sales of securities.

(e)	Loans Held–for–Sale

The Company originates loans under various Small Business Administration loan programs and other secondary market conventional products which are sold in the secondary market. These loans held–for–sale are carried at the lower of cost or estimated fair value in the aggregate. Loans are recognized as sold or closed under the provisions of Statement of Financial Accounting Standards (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The sold loans are beyond the reach of CapitalSouth in all respects and the purchasing investor has all rights of ownership, including the ability to pledge or exchange the loans. We have no recourse agreements. Gains or losses on loan sales are recognized at the time of sale, are determined by the difference between net sales proceeds and the carrying value of the loan sold and are included in Business Capital Group Loan Income. The Company does not retain any rights or obligations to service the loans sold by its Business Capital Group following the closing of such sales.

The Company also refers loans to investors and receives referral fees. Referral fee income is recognized at the time of the loan closing based on stated premium percentages and is also included in Business Capital Group Loan Income.

(f)	Loans Receivable and Allowance for Loan Losses

Loans are stated at cost, reduced by the allowance for loan losses. Interest income with respect to loans is accrued on the principal amount outstanding. Interest accruals on loans are generally stopped if payments become 90 days past due or management otherwise considers the collectibility of principal or interest to be in question. When a loan is placed on nonaccrual status, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are expected to be fully collectible as to both principal and interest.

A substantial portion of the Banks’ loans is secured by real estate in Jefferson, Madison, Montgomery, and Shelby Counties of Alabama. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in market conditions in these areas.

The allowance for loan losses is established by the provision for loan losses and is maintained at a level that management considers adequate to absorb losses inherent in the portfolio. Management’s

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies, Continued

evaluation of the allowance considers economic conditions, identified loan impairments, analysis of the individual loans and collateral, and other factors considered necessary to maintain the allowance at an adequate level. Uncollectible loans are charged to the allowance account in the period such losses are realized. Recoveries on loans previously charged off are credited to the allowance in the period received. Provisions are made to the allowance for loan losses in the amount and in the period in which losses are estimated to have occurred.

While management uses available information to estimate the inherent losses at each balance sheet date, future changes to the allowance may be necessary based on the receipt of additional information. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks’ allowances for losses on loans. Such agencies may require the Banks to make changes to the allowances based on their judgment about information available to them at the time of their examination.

(g)	Loan Origination Fees and Costs

The net amount of loan origination fees and direct costs of loan origination are deferred and amortized to income using a method that approximates the level yield method. Fees received in connection with commitments to originate loans are also deferred. However, if the commitment expires, fees are recognized at that time. The origination fees on loans held–for–sale are recognized upon sale and included in the gain on sale of loans in the accompanying consolidated statements of income.

(h)	Premises and Equipment, Net

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized principally on the straight–line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

(i)	Other Real Estate Owned, Net

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at the lower of cost or fair value, less expected selling costs, at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value, less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

(j)	Derivative Financial Instruments and Hedging Activities

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments (i) to modify the repricing characteristics of assets and liabilities and (ii) to provide an economic hedge of the fair value risk of fixed–rate liabilities. The primary instruments utilized by the Company are interest rate swaps. The fair values of these derivative financial instruments are based on dealer quotes or third–party financial models and are recorded as assets or liabilities and are recognized on the balance sheet at their fair value.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies, Continued

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated as a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of the variability of a floating rate asset or liability (cash flow hedge), or a foreign–currency fair value or cash flow hedge. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that are attributable to the risk being hedged are recognized in earnings in the period of change. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is recorded initially as a component of accumulated other comprehensive income and, subsequently, reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. For derivative instruments not designated as an accounting hedge, the change in fair value is recognized in earnings in each period. The net settlement on the Company’s derivative instruments is recorded in earnings on an accrual basis.

(k)	Bank Owned Life Insurance

The Company owns life insurance policies to provide for the payment of death benefits related to existing deferred compensation and supplemental income plans maintained for the benefit of certain executives and directors of the Company. The total cash surrender value amounts of such policies at December 31, 2004 and 2003 were $4,204,424 and $4,032,804, respectively. The Company recorded increases to the cash surrender value of $171,620, $175,054 and $208,253 for the years ended December 31, 2004, 2003 and 2002 respectively.

(l)	Off–Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off–balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(m)	Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files its federal income tax returns on a consolidated basis.

(n)	Stock Based Compensation Plans

The Company applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock option plans. Compensation cost, associated with the Company’s stock options accounted for on a variable basis, is recognized as the difference between the weighted average option exercise price and the fair value of the Company’s stock. The Company estimates fair value based upon the most recent price paid for its stock in transactions between unrelated third parties which are known to the Company and which are not known to have any special terms, conditions or circumstances. Had compensation for the Plan been determined consistent with

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies, Continued

SFAS No. 123, Accounting for Stock Based Compensation, the Company’s net income and earnings per share would have been reduced to the following pro forma amounts:

	2004	2003	2002
Net income:
As reported	$1,876,525	1,497,202	1,210,355
Deduct total stock-based employee compensation expense, determined under fair value-based method for all awards, net of tax	(141,520)	(122,715)	(1,701)

Pro forma	$1,735,005	1,374,487	1,208,654

Earnings per share:
As reported:
Basic	$0.84	0.66	0.53
Diluted	0.83	0.65	0.52
Pro forma:
Basic	$0.78	0.60	0.52
Diluted	0.76	0.60	0.51

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro forma impact, is estimated on the date of grant using the Black–Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Expected life of option	10 yrs	10 yrs	10 yrs
Risk–free interest rate	4.27%	4.01%	4.61%
Expected volatility of Company stock	7.16	8.26	10.12

(o)	Investment Banking Income

Investment banking income arises from commissions related to the sales of certain investment products which are recognized upon sale. In addition, the Company periodically participates in municipal bond offerings and recognizes underwriting fees as investment banking income at the time the offerings close.

(p)	Reportable Segments

The Company operates in several different geographic and other markets. In reviewing overall business performance, the Company has determined that the products and services, nature of the production processes, types of customers, methods used to distribute its services and the regulation governing each market are sufficiently similar to aggregate results for management purposes. As such, the Company considers itself to be a single business segment as defined in SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

(q)	Recent Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised), Share-Based Payment (SFAS No. 123R). This standard amends SFAS No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R establishes the accounting for grants of stock options and other transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Business and Significant Accounting Policies, Continued

an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires that companies use a fair value method to value stock options and recognize the related compensation expense in net earnings. The provisions of SFAS No. 123R, as amended by the Securities and Exchange Commission, are effective as of the first fiscal year beginning after June 15, 2005, although earlier application is encouraged. On July 2, 2005, in accordance with the standard’s early adoption provisions, the Company began accounting for stock options and other share-based payments using the modified-retrospective application method (see Note 7 on page F-36).

In March 2004, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment valuations in reporting periods beginning after June 15, 2004.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. The FSP addresses determining when an investment is considered impaired and whether the impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairment. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated balance sheet and statement of income for the Company.

Statement of Position 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations but does not apply to loans originated by the Company. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of AICPA Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Based on the Company’s current activities, its adoption is not expected to have a material impact on the consolidated balance sheet or statement of income for the Company.

(r)	Reclassifications

Certain 2002 and 2003 amounts have been reclassified to conform to the 2004 presentation.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Securities Available–for–Sale and Held–to–Maturity

The amortized cost and estimated fair values of securities available–for–sale at December 31, 2004 and 2003 are as follows:

	2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$11,466,709	—	(187,651)	11,279,058
Mortgage–backed securities	17,034,868	21,016	(205,784)	16,850,100
Other securities	791,908	1,062	—	792,970

Total	$29,293,485	22,078	(393,435)	28,922,128

	2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. Government agency securities	$23,306,934	19,019	(489,369)	22,836,584
Mortgage–backed securities	18,183,082	16,378	(262,039)	17,937,421
Other securities	1,566,849	54,846	—	1,621,695

Total	$43,056,865	90,243	(751,408)	42,395,700

The amortized cost and estimated fair values of securities held–to–maturity at December 31, 2004 and 2003 are as follows:

	2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U. S. Government agency securities	$11,004,366	—	(140,569)	10,863,797
Mortgage–backed securities	10,511,242	53,155	(24,405)	10,539,992
Collateralized mortgage obligation	6,313,879	—	(240,082)	6,073,797
Municipal securities	5,231,253	258,513	—	5,489,766

Total	$33,060,740	311,668	(405,056)	32,967,352

	2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage–backed securities	$14,544,802	57,054	(5,535)	14,596,320
Collateralized mortgage obligation	6,877,512	—	(235,206)	6,642,307
Municipal securities	5,230,830	324,045	—	5,554,875

Total	$26,653,144	381,099	(240,741)	26,793,502

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Securities Available–for–Sale and Held–to–Maturity, Continued

The carrying amounts and approximate fair values of securities at December 31, 2004, by contractual maturity, are as follows:

	Securities
	Available for sale		Held to maturity
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$—	—	—	—
Due after one year through five years	10,466,709	10,301,566	3,821,758	3,960,571
Due after five years through ten years	1,000,000	977,492	11,268,861	11,197,997
Due after ten years	—	—	1,145,000	1,194,995

	11,466,709	11,279,058	16,235,619	16,353,563
Mortgage–backed securities	17,034,868	16,850,100	10,511,242	10,539,992
Collateralized mortgage obligation	—	—	6,313,879	6,073,797
Other securities	791,908	792,970	—	—

	$29,293,485	28,922,128	33,060,740	32,967,352

Securities carried at $57,207,765 and $65,154,563 (market values of $56,676,530 and $64,515,030) at December 31, 2004 and 2003, respectively, were pledged to secure deposits, borrowed funds, and for other purposes as required or permitted by law.

Proceeds from the sales of investment securities available for sale during the years ended December 31, 2004, 2003 and 2002 were $3,266,445, $23,967,199 and $35,126,035, respectively. Gross realized gains on sales of securities available–for–sale were $693, $167,285 and $362,043 for 2004, 2003 and 2002, respectively. Gross realized losses in securities available–for–sale were $0, $17,133 and $93,539 for 2004, 2003 and 2002, respectively. No realized gains or losses on held–to–maturity securities were recognized in 2004, 2003 or 2002.

The following table shows the Company’s combined investments’ unrealized gross losses and fair values, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2004.

	Less than 12 months		More than 12 months		Total
	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses
U.S. Government agency securities	$10,341,016	143,847	11,801,839	184,373	22,142,855	328,220
Mortgage-backed securities	8,180,480	91,782	7,275,001	138,407	15,455,481	230,189
Collateralized mortgage obligation	—	—	6,073,797	240,082	6,073,797	240,082

	$18,521,496	235,629	25,150,637	562,862	43,672,133	798,491

At December 31, 2004, the Company had seven individual available–for–sale securities that were in an unrealized loss position for longer than 12 months. At December 31, 2003, the Company had securities that were in an unrealized loss position. None of these investment securities had been in an unrealized loss position for longer than 12 months. All of these securities’ impairments are deemed not to be other than

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Securities Available–for–Sale and Held–to–Maturity, Continued

temporary impairment as the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality. The Company does not expect any permanent impairment to develop related to these securities and has the ability and intent to hold these securities until maturity or a market price recovery.

(3)	Loans Receivable

The composition of the loan portfolio at December 31, 2004 and 2003 is as follows:

	2004	2003
Commercial, industrial, and agricultural	$41,346,812	26,317,699
Real estate – construction and land development	68,471,445	55,145,340
Real estate – mortgage	135,307,556	107,507,446
Installment loans	13,481,752	16,087,080

	258,607,565	205,057,565
Less allowance for loan losses	(3,200,150)	(2,666,219)

Net loans	$255,407,415	202,391,346

Certain parties (principally directors and senior officers of the Company including their affiliates, families, and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with the Banks in the ordinary course of business. The following is an analysis of activity with respect to such loans for the years–ended December 31:

	2004	2003
Balance, beginning of year	$5,555,044	7,848,859
Additions	3,382,628	4,018,062
Amounts collected	(1,813,697)	(6,311,877)

Balance, end of year	$7,123,975	5,555,044

In management’s opinion, these loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons and these loans did not involve more than the normal risk of collectibility or present other unfavorable features.

The recorded amounts of investments in loans that were considered to be impaired under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, were $1,299,291 as of December 31, 2004 and $1,649,220 as of December 31, 2003 (all such loans were also carried on a nonaccrual basis). The related allowance for loan loss amounts on these loans were $251,459 and $199,374, respectively, for the years ended December 31, 2004 and 2003. There were no impaired loans without a related allowance as of December 31, 2004 and 2003. The average recorded investments in impaired loans during the years ended December 31, 2004, 2003, and 2002 were $1,501,098, $1,833,261, and $1,579,072, respectively. Interest that would have been recorded on nonaccrual loans had they been in accruing status was immaterial.

Nonperforming loans, consisting of loans on nonaccrual status and accruing loans past due greater than 90 days, amounted to $1,299,291 and $1,649,220 at December 31, 2004 and 2003, respectively. There were no past due loans greater than 90 days not on nonaccrual status.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(4)	Allowance for Loan Losses

A summary of activity in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Balance, beginning of year	$2,666,219	2,321,123	1,861,083
Loans charged off	(438,354)	(575,051)	(572,810)
Recoveries	124,980	100,547	155,850
Provision charged to operations	847,305	819,600	877,000

Balance, end of year	$3,200,150	2,666,219	2,321,123

(5)	Premises and Equipment

A summary of premises and equipment and their useful lives as of December 31, 2004 and 2003 is as follows:

	Depreciable life	2004	2003
Land and improvements	10 years	$1,291,288	965,772
Premises and improvements	15 to 31 years	3,746,993	1,642,220
Equipment and furniture	5 to 15 years	3,722,629	2,919,090
Vehicles	5 years	75,623	59,566

		8,836,533	5,586,648
Less accumulated depreciation		(3,390,476)	(2,824,187)

		$5,446,057	2,762,461

Depreciation expense was $566,289, $527,690 and $390,934 for 2004, 2003 and 2002, respectively.

(6)	Deposits

Deposits at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Money market and NOW accounts	$78,647,781	43,317,543
Savings	3,820,051	3,527,903
Certificates of deposit	134,583,470	125,531,875
State time deposits	5,780,000	5,780,000
Noninterest-bearing deposits	38,699,432	24,347,942

	$261,530,734	202,505,263

Certificates of deposit in denominations of $100,000 or more totaled $27,022,260 and $30,746,751 at December 31, 2004 and 2003, respectively. State time deposits in denominations of $100,000 or more aggregated $5,780,000 at December 31, 2004 and 2003.

Scheduled maturities of certificates of deposit at December 31, 2004 are as follows:

2005	$106,919,671
2006	20,872,698
2007	6,523,849
2008	96,428
2009 and thereafter	170,824

$134,583,470

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6)	Deposits, Continued

Interest expense on deposits for the years ended December 31, 2004, 2003 and 2002 consisted of the following:

	2004	2003	2002
Money market and NOW accounts	$898,878	605,530	746,710
Savings	13,235	25,535	25,916
Certificates of deposit	2,789,123	2,962,387	3,717,228
State time deposits	68,553	64,258	91,565

	$3,769,789	3,657,710	4,581,419

Interest expense on certificates of deposit in denominations of $100,000 or more was $414,854, $390,785 and $347,664 for the years ended December 31, 2004, 2003 and 2002, respectively.

(7)	Income Taxes

The consolidated provision for (benefit of) income taxes is as follows:

	2004	2003	2002
Current:
Federal	$862,161	429,459	796,377
State	255,072	83,077	85,385

	1,117,233	512,536	881,762
Deferred:
Federal	(119,155)	92,312	(305,103)
State	(14,727)	11,409	(37,709)

	$983,351	616,257	538,950

The provision for income taxes is less than that computed by applying the federal statutory rate of 34% in 2004, 2003 and 2002, as indicated in the following analysis:

	2004	2003	2002
Tax based on federal statutory rate	$972,358	718,576	594,764
State income taxes, net of federal benefit	158,628	62,361	31,466
Tax exempt interest	(85,123)	(76,977)	(84,010)
Low income housing tax credit	(20,000)	(20,196)	(20,196)
Bank–owned life insurance	(57,517)	(58,668)	(69,956)
Reversal of valuation allowance	—	—	(41,840)
Other, net	15,005	(8,839)	128,722

	$983,351	616,257	538,950

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7)	Income Taxes, Continued

Net deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Allowance for loan losses	$943,867	779,136
Accrued expenses	265,150	126,715
Intangibles	46,081	53,059
Net unrealized loss on available–for–sale securities	122,531	223,023
Compensation expense related to stock options outstanding	218,025	218,025
Other assets, net	239,845	207,361

Total gross deferred tax assets	1,835,499	1,607,319
Deferred loan fees and costs, net	(218,846)	(137,179)
Depreciation	(156,775)	(42,691)
Other liabilities, net	(3,475)	(4,436)

Total gross deferred tax liabilities	(379,096)	(184,306)

Net deferred tax assets	$1,456,403	1,423,013

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8)	Subordinated Debt and Note Payable

On December 26, 2002, the Parent established Financial Investors Statutory Trust I (Trust), a wholly-owned statutory business trust. The Parent is the sole sponsor of the Trust and owns all of the Trust’s common securities. The Trust was created for the exclusive purpose of issuing 30–year capital trust securities (Trust Preferred Securities) in the aggregate amount of $5,000,000 and using the proceeds to purchase $5,000,000 of subordinated debentures from the Parent. The sole assets of the Trust are the subordinated debentures issued by the Parent.

The Trust Preferred Securities bear a floating interest rate based on a spread over 3–month LIBOR which is set each quarter and matures on December 26, 2032. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the subordinated debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Parent guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. CapitalSouth Bancorp’s obligation under the subordinated debentures together with the guarantee and other back–up obligation, in aggregate, constitute a full and unconditional guarantee by the Parent of the obligations of the Trust under the Trust Preferred Securities.

The subordinated debentures are unsecured, bear an interest rate based on a spread over a 3-month LIBOR (equal to the spread paid by the Trust on the Trust Preferred Securities) which is set each quarter and matures on December 26, 2032. Interest is payable quarterly. The Parent may defer the payment of

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(8)	Subordinated Debt, Continued

interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Parent’s ability to pay dividends on its common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at the Trust’s option on or after December 26, 2007. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the subordinated debentures, (2) interest payable by the Parent on the subordinated debentures becoming nondeductible for federal tax purposes, or (3) loss of the ability to treat the Trust Preferred Securities as “Tier I Capital” under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities currently qualify as Tier I capital under regulatory interpretations. On March 1, 2005, the Federal Reserve Board announced changes to its capital adequacy rules affecting the capital treatment of trust preferred securities. The Federal Reserve’s new rules, which will take effect in early April of 2005, would permit the Company to continue to treat the outstanding Trust Preferred Securities as Tier 1 Capital until the last five years of the thirty-year term of the related subordinated debentures. The terms of the Federal Reserve’s final rule with respect to capital treatment of trust preferred securities do not adversely affect the Company’s regulatory capital.

At December 31, 2004 and 2003, the note payable consisted of a line of credit with First Tennessee and amounted to $1,205,000, respectively. At December 31, 2004, the note payable bore an interest rate of 4.42% and will mature on February 18, 2005. The note payable is collateralized by shares of CapitalSouth Bank common stock.

(9)	Repurchase Agreements and Borrowed Funds

As of December 31, 2004 and 2003, borrowed funds consisted of Federal Home Loan Bank (FHLB) advances and amounted to $10,851,408 and $15,928,258, respectively. The advances outstanding at December 31, 2004 bear interest at rates ranging from 2.54% to 4.94%. The advances are collateralized by available–for–sale and held–to–maturity securities and a blanket assignment of mortgage loans. Scheduled maturities for the advances outstanding as of December 31, 2004, are as follows:

2005	$5,000,000
2008	5,851,408

$10,851,408

The table below provides information relating to Federal Home Loan Bank Advance activity for 2004 and 2003.

	2004	2003
Activity for the year:
Average balance of agreements outstanding	$14,401,639	20,706,849
Maximum outstanding at any month–end	21,000,000	24,000,000
Average interest rate at period–end	3.76%	5.21%
Average interest rate paid for the year	4.48	4.63

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9)	Repurchase Agreements and Borrowed Funds, Continued

The following summarizes pertinent data related to repurchase agreements as of and for the years ended December 31, 2004, 2003, and 2002.

	2004	2003	2002
Weighted average borrowing rate at year end	1.97%	1.13%	1.25%
Weighted average borrowing rate during the year	1.39%	1.09%	1.35%
Average balance during the year	$12,551,000	$7,892,000	$1,680,000
Maximum month-end balance during the year	$13,517,337	$12,524,058	$2,802,177

The Company enters into interest rate protection contracts to help manage interest rate exposure. These contracts can include interest rate swaps, caps, and floors. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the risk associated with the movements in interest rates. These risks are considered in the overall asset liability management program. Notional principal amounts often are used to express the volume of these transactions; however, the amounts potentially subject to credit risk are much smaller. At December 31, 2004 and 2003, the Company had interest rate swaps with notional amounts totaling $6,000,000.

The following table summarizes information on the outstanding interest rate swaps at December 31, 2004 and 2003:

	2004
				During the year		Average remaining life (in years)
	Notional amount	Carrying value	Estimated fair value	Received	Paid (1)
Interest rate swaps	$6,000,000	148,592	148,592	2.86%	1.46%	3.75

(1)	The interest rate protection contracts above reprice quarterly. The variable pay rate is based upon the three–month LIBOR.

	2003
				During the year		Average remaining life (in years)
	Notional amount	Carrying value	Estimated fair value	Received	Paid (1)
Interest rate swaps	$6,000,000	71,742	71,742	2.86%	1.17%	4.75

(1)	The interest rate protection contracts above reprice quarterly. The variable pay rate is based upon the three–month LIBOR.

(10)	Regulatory Matters

The primary source of funds available to the Parent are payments of dividends from the Banks. Banking laws and other regulations limit the amount of dividends a bank subsidiary may pay without prior regulatory approval. As of December 31, 2004, approximately $2.5 million of the Banks’ retained earnings was available for dividend distribution without prior regulatory approval.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10)	Regulatory Matters, Continued

The Company and Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of the Company’s and Banks’ assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Company’s and Banks’ capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 and 2003, that the Company and the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2004 and 2003, the Banks were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Banks must maintain minimum Total risk–based, Tier I risk–based, and Tier I leverage ratios as set forth in the following table. Management believes there are no conditions or events since the previous notification that have changed the institutions’ categories.

The Company’s, CapitalSouth Bank’s, and Capital Bank’s actual capital amounts and ratios are presented in the table below:

	December 31, 2004
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)
Total capital (to risk weighted assets):
Consolidated	$33,579	12.9%	$20,907	8.0%	$ N/A	N/A
CapitalSouth Bank	24,116	10.4	18,484	8.0	23,105	10.0%
Capital Bank	7,569	26.3	2,302	8.0	2,878	10.0
Tier I capital (to risk weighted assets):
Consolidated	30,379	11.6	10,454	4.0	N/A	N/A
CapitalSouth Bank	21,303	9.2	9,424	4.0	13,863	6.0
Capital Bank	7,181	25.0	1,151	4.0	1,727	6.0
Tier I capital (to average assets):
Consolidated	30,379	9.3	13,010	4.0	N/A	N/A
CapitalSouth Bank	21,303	7.3	11,612	4.0	14,515	5.0
Capital Bank	7,181	20.7	1,388	4.0	1,735	5.0

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(10) Regulatory Matters, Continued

	December 31, 2003
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(000’s)		(000’s)		(000’s)
Total capital (to risk weighted assets):
Consolidated	$31,378	14.6%	$17,224	8.0%	$ N/A	N/A
CapitalSouth Bank	22,978	11.8	15,586	8.0	19,842	10.0%
Capital Bank	7,409	39.6	1,496	8.0	1,870	10.0
Tier I capital (to risk weighted assets):
Consolidated	28,711	13.3	8,606	4.0	N/A	N/A
CapitalSouth Bank	20,577	10.6	7,798	4.0	11,698	6.0
Capital Bank	7,175	38.4	748	4.0	1,122	6.0
Tier I capital (to average assets):
Consolidated	28,711	10.2	11,243	4.0	N/A	N/A
CapitalSouth Bank	20,577	8.1	10,282	4.0	12,853	5.0
Capital Bank	7,175	29.8	965	4.0	1,206	5.0

(11)	Employee Benefit Plan

The Company sponsors a 401(k) retirement plan covering substantially all of its employees. The Company provides a 33% matching contribution for up to 8% of an employee’s contribution base. In addition to the matching contributions, the Company can make discretionary contributions based on Company current year profits. Contributions to the plan totaled approximately $42,000, $36,000 and $19,000 in 2004, 2003 and 2002, respectively.

(12)	Stock Based Compensation Plans

Under the Company’s 1994 Stock Incentive Plan and 2004 Stock Option Plan, there are 165,400 and 40,500 shares, respectively, authorized for issuance with grants to employees that vest immediately. The maximum term of the options granted under those plans is 10 years.

A summary of the status of outstanding option grants under the Company’s stock option plans at December 31, 2004, 2003 and 2002 and the changes during the years then ended is presented in the table below:

	2004		2003		2002
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	185,750	$11.89	160,500	$11.03	193,750	$10.93
Granted	43,500	15.00	45,500	15.00	500	15.00
Exercised	—	—	1,500	9.00	2,533	8.63
Forfeited	3,750	13.53	18,750	12.63	31,217	7.15

Outstanding, end of year	225,500	$12.65	185,750	$11.89	160,500	$11.03

Exercisable, end of year	225,500	$12.65	185,750	$11.89	160,500	$11.03
Weighted average fair value of options granted	$5.25		5.05		6.26

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12)	Stock Based Compensation Plans, Continued

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of exercise prices	Options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 8.00 – 8.99	6,000	$8.00	1.36
9.00 – 9.99	9,500	9.00	2.36
11.00 – 11.99	86,000	11.15	1.75
12.00 – 12.99	18,500	12.00	4.88
13.00 – 13.99	22,500	13.00	5.64
15.00 – 15.99	83,000	15.00	9.04

	225,500

(13)	Earnings Per Share

Basic earnings per share amounts were computed by dividing net income by the weighted average number of shares of common stock outstanding during the years ended December 31, 2004, 2003 and 2002. Diluted earnings per share amounts for the years ended December 31, 2004, 2003 and 2002, were computed by dividing net income by the weighted average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the stock option plans, based on the treasury stock method using an average fair market value of the stock during the respective years. The Company had no options that were issued and not included in the calculation of diluted earnings per share for the years ended December 31, 2004, 2003 and 2002. The following table represents the earnings per share calculations for the years ended December 31, 2004, 2003 and 2002:

	Net income	Shares	Per share amount
2004:
Basic earnings per share:
Income available to common shareholders	$1,876,525	2,233,506	$0.84

Dilutive securities:
Stock option plan shares		35,380

Dilutive earnings per share:
Income available to common shareholders	$1,876,525	2,268,886	$0.83

2003:
Basic earnings per share:
Income available to common shareholders	$1,497,202	2,276,382	$0.66

Dilutive securities:
Stock option plan shares		38,840

Dilutive earnings per share:
Income available to common shareholders	$1,497,202	2,315,222	$0.65

2002:
Basic earnings per share:
Income available to common shareholders	$1,210,355	2,303,502	$0.53

Dilutive securities:
Stock option plan shares		42,507

Dilutive earnings per share:
Income available to common shareholders	$1,210,355	2,346,009	$0.52

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(14)	Commitments and Contingencies

The Banks are parties to financial instruments with off-balance sheet risks that arise in the normal course of business and that involve elements of credit risk, interest rate risk, and liquidity risk. They consist primarily of commitments to extend credit and standby letters of credit. A summary at December 31, 2004 and 2003 is as follows:

	2004	2003
Commitments to extend credit	$47,849,715	40,452,690
Standby letters of credit	593,265	589,613

	$48,442,980	41,042,303

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Banks’ credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the balance sheets. Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Banks.

The Company leases offices in Atlanta, Georgia; Fort Lauderdale, Florida; and Huntsville, Hoover, and Montgomery, Alabama. Future minimum rental commitments as of December 31, 2004 for the leases are as follows:

2005	$188,456
2006	167,368
2007	127,185
2008	—

Total	$483,009

The Company is subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of these claims and actions are not expected to have a material adverse effect on the consolidated financial condition or results of operations of the Company.

(15)	Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, certain of the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to management as of December 31, 2004 and 2003. Such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15)	Fair Value of Financial Instruments, Continued

The following methods and assumptions were used by the Company in estimating its fair values disclosures for financial instruments:

(a)	Securities Available–for–Sale and Securities Held–to–Maturity

Substantially all of the Company’s investments have a readily determinable fair value. Fair value for these securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

(b)	FHLB and Federal Reserve Bank stock

The FHLB and Federal Reserve Bank have historically repurchased their stock at cost. Therefore, the carrying amount is considered a reasonable estimate of its fair value.

(c)	Loans Held–for–Sale

Fair value is estimated using market values for loans held-for-sale.

(d)	Loans Receivable, Net

For loans with rates that are repriced in coordination with movements in market rates and with no significant change in credit risk, fair value estimates are based on carrying values. The fair value of other types of loans is estimated using a discounted cash flow calculation that applies rates currently offered.

(e)	Derivatives

Fair value of interest rate swaps is based on prices quoted by the counterparty. These values represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the creditworthiness of the counterparties.

(f)	Deposits

The fair value of deposit liabilities with no stated maturity is disclosed as the amount payable on demand at the reporting date (i.e., at their carrying or book value). The fair values of fixed maturity deposits are estimated using a discounted cash flow calculation that applies rates currently offered for time deposits of similar remaining maturities.

(g)	Federal Funds Purchased, Borrowed Funds and Repurchase Agreements

These balances may consist of federal funds purchased, as well as fixed rate borrowings from the Federal Home Loan Bank (FHLB) and repurchase agreements. Due to the short-term nature of federal funds purchased and repurchase agreements, the fair values approximate their carrying values. The fair value of the FHLB borrowings is estimated using discounted cash flows based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements as of December 31, 2004 and 2003.

(h)	Notes Payable

The fair value of the note payable approximates its carrying value.

(i)	Subordinated Debentures

The fair value of the subordinated debentures approximates their carrying value.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(15)	Fair Value of Financial Instruments, Continued

(j)	Off–Balance Sheet Financial Instruments

Off-balance sheet financial instruments include commitments to extend credit. The fair value of such instruments is negligible since the arrangements are at current rates, are for short periods, and pose no known credit risk.

Many of the Company’s assets and liabilities are short-term financial instruments whose carrying amounts reported in the balance sheet approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, federal funds purchased, repurchase agreements and accrued interest receivable and payable balances. The estimated fair values of the Company’s remaining on-balance sheet financial instruments as of December 31, 2004 and 2003 are summarized below.

	2004		2003
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(In thousands)
Financial assets:
Securities available-for-sale	$28,922	28,922	42,396	42,396
Securities held-to-maturity	33,061	32,967	26,653	26,794
FHLB stock	1,941	1,941	2,534	2,534
Federal Reserve Bank stock	594	594	597	597
Loans held-for-sale	101	101	942	942
Loans, net	255,407	254,449	202,391	202,876
Financial liabilities:
Deposits	261,531	262,159	202,505	202,391
Borrowed funds	10,851	10,838	15,928	16,393
Note payable	1,205	1,205	1,205	1,205
Subordinated debentures	5,000	5,000	5,000	5,000

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(16) Comprehensive Income

Comprehensive income is the change in equity during a period from transactions and other events and circumstances from nonowner sources comprised of net income and other comprehensive income. For the Company, other comprehensive income consists entirely of changes in unrealized gains and losses on securities available-for-sale. In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods. The following table reflects the reclassification amounts for the years ended December 31, 2004, 2003 and 2002:

	2004
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the period	$290,501	(100,728)	189,773
Less reclassification adjustment for gains included in net income	693	(236)	457

Net unrealized gain on securities	$289,808	(100,492)	189,316

	2003
	Before tax amount	Tax effect	After tax amount
Unrealized losses arising during the period	$(852,693)	291,494	(561,199)
Less reclassification adjustment for gains included in net income	150,152	(51,052)	99,100

Net unrealized loss on securities	$(1,002,845)	342,546	(660,299)

	2002
	Before tax amount	Tax effect	After tax amount
Unrealized gains arising during the period	$506,393	(174,498)	331,895
Less reclassification adjustment for gains included in net income	268,504	(91,291)	177,213

Net unrealized gain on securities	$237,889	(83,207)	154,682

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(17)	Condensed Parent Company Financial Information

Condensed Parent–only financial information is as follows:

Balance Sheets

	December 31, 2004	December 31, 2003
Assets:
Interest bearing deposits in CapitalSouth Bank	$488,149	266,319
Other assets	911,660	850,405
Investment in subsidiaries	30,158,200	28,570,221

Total assets	$31,558,009	29,686,945

Liabilities:
Dividends payable	$201,715	178,407
Note payable	1,205,000	1,205,000
Subordinated debentures	5,000,000	5,000,000
Other liabilities	20,974	30,322

Total liabilities	6,427,689	6,413,729

Stockholders’ equity:
Common stock	2,326,513	2,314,915
Treasury stock	(1,255,060)	(1,255,060)
Paid–in surplus	15,103,438	14,946,666
Retained earnings	9,204,255	7,704,837
Accumulated other comprehensive loss, net	(248,826)	(438,142)

Total stockholders’ equity	25,130,320	23,273,216

Total liabilities and stockholders’ equity	$31,558,009	29,686,945

Statements of Income

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Dividend income from bank subsidiaries	$750,000	525,000	400,000
Interest income	926	3,548	7,558
Interest expense	(275,008)	(244,024)	(101,505)
Operating income (expenses), net	63,525	(116,025)	(48,468)

Income before equity in earnings of subsidiaries	539,443	168,499	257,585
Equity in undistributed earnings of subsidiaries	1,337,082	1,328,703	952,770

Net income	$1,876,525	1,497,202	1,210,355

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(17)	Condensed Parent Company Financial Information, Continued

Statements of Cash Flows

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities:
Net income	$1,876,525	1,497,202	1,210,355
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,337,082)	(1,328,703)	(952,770)
Director fees expense	168,370	94,875	134,295
(Increase) decrease in other assets	(122,836)	(160,072)	132,397
Decrease in other liabilities	(9,348)	(33,127)	(74,409)

Net cash provided by operating activities	575,629	70,175	449,868

Cash flows from investing activities:
Capital contribution to subsidiary	—	(500,000)	(2,000,000)

Net cash used in investing activities	—	(500,000)	(2,000,000)

Cash flows from financing activities:
Net increase in notes payable	—	1,205,000	(2,500,000)
Proceeds from subordinated debentures	—	—	5,000,000
Dividends paid	(353,799)	(363,363)	(368,873)
Repurchase of common stock	—	(1,254,660)	—

Net cash provided by financing activities	(353,799)	(413,023)	2,131,127

Net increase (decrease) in cash and cash equivalents	221,830	(842,848)	580,995
Cash and cash equivalents, beginning of year	266,319	1,109,167	528,172

Cash and cash equivalents, end of year	$488,149	266,319	1,109,167

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(18)	Quarterly Summarized Financial Information (Unaudited)

	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004
	(in thousands, except per share data)
Interest Income	$3,430	$3,566	$3,886	$4,328
Interest Expense	1,212	1,190	1,321	1,451

Net Interest Income	2,218	2,376	2,565	2,877
Provision for Loan Losses	125	176	196	351

Net Interest Income After Provision for Loan Losses	2,093	2,200	2,369	2,526
Noninterest Income	370	388	673	629
Noninterest Expense	1,782	1,912	2,364	2,330

Income Before Income Taxes	681	676	678	825
Income Tax Provision	241	211	229	302

Net Income	$440	$465	$449	$523

Net Income Per Share
Basic	$0.20	$0.21	$0.20	$0.23
Diluted	$0.19	$0.21	$0.20	$0.23
Shares Outstanding
Basic	2,229	2,231	2,234	2,237
Diluted	2,265	2,267	2,270	2,273

	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003
	(in thousands, except per share data)
Interest Income	$3,222	$3,308	$3,051	$3,276
Interest Expense	1,354	1,340	1,200	1,183

Net Interest Income	1,868	1,968	1,851	2,093
Provision for Loan Losses	245	168	195	212

Net Interest Income After Provision for Loan Losses	1,623	1,800	1,656	1,881
Noninterest Income	435	406	578	660
Noninterest Expense	1,664	1,806	1,646	1,810

Income Before Income Taxes	394	400	588	731
Income Tax Provision	121	126	178	191

Net Income	$273	$274	$410	$540

Net Income Per Share
Basic	$0.12	$0.12	$0.18	$0.24
Diluted	$0.12	$0.12	$0.18	$0.24
Shares Outstanding
Basic	2,309	2,310	2,276	2,230
Diluted	2,345	2,346	2,312	2,266

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30, 2005	December 31, 2004	September 30, 2004
ASSETS
Cash and cash equivalents	$10,420,012	3,919,236	6,035,484
Federal funds sold	10,368,374	199,048	96,004
Securities available–for–sale	37,567,083	28,922,128	29,948,222
Securities held–to–maturity, fair values of $29,473,323, $32,967,352 and $33,952,346 at September 30, 2005, December 31, 2004, and September 30, 2004, respectively	29,924,260	33,060,740	34,056,551
Federal Home Loan Bank stock	943,200	1,941,200	1,496,300
Federal Reserve Bank stock	620,850	594,250	594,250
Loans held–for–sale	82,231	100,930	913,792
Loans	284,622,590	258,607,565	231,644,532
Allowance for loan losses	(3,743,785)	(3,200,150)	(2,952,021)

Net loans	280,878,805	255,407,415	228,692,511
Premises and equipment, net	9,842,893	5,446,057	4,594,174
Bank–owned life insurance	4,337,862	4,204,424	4,161,269
Other assets	5,875,980	3,900,755	4,551,501

Total assets	$390,861,550	337,696,183	315,140,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Interest–bearing	$286,870,576	222,831,302	203,408,998
Noninterest–bearing	43,039,340	38,699,432	35,989,705

Total deposits	329,909,916	261,530,734	239,398,703
Federal funds purchased	—	17,352,900	18,871,200
Borrowed funds	5,745,103	10,851,408	10,906,504
Repurchase agreements	12,468,071	13,517,337	12,630,896
Note payable	3,005,000	1,205,000	1,205,000
Subordinated debentures	7,733,000	5,000,000	5,000,000
Other liabilities	5,204,341	3,108,484	2,426,013

Total liabilities	364,065,431	312,565,863	290,438,316

Stockholders’ equity:
Preferred stock, $0.01 par value. Authorized 500,000 shares; issued and outstanding none	—	—	—
Common stock, $1 par value. Authorized 7,500,000 shares; issued 2,334,363, 2,326,513, and 2,318,490 shares as of September 30, 2005, December 31, 2004, and September 30, 2004, respectively; outstanding 2,249,533, 2,241,683, and 2,233,660 shares at September 30, 2005, December 31, 2004, and September 30, 2004, respectively;	2,334,363	2,326,513	2,318,490
Treasury stock, at cost, 84,830 shares	(1,255,060)	(1,255,060)	(1,255,060)
Paid–in surplus	15,220,576	15,103,438	14,996,716
Retained earnings	10,902,707	9,204,255	8,857,685
Accumulated other comprehensive loss, net	(406,467)	(248,826)	(216,089)

Total stockholders’ equity	26,796,119	25,130,320	24,701,742

Total liabilities and stockholders’ equity	$390,861,550	337,696,183	315,140,058

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Nine Months Ended September 30,
	2005	2004
Interest income:
Interest and fees on loans	$13,862,821	9,099,172
Interest on securities	1,663,973	1,774,270
Interest on federal funds sold	119,807	8,592

Total interest income	15,646,601	10,882,034

Interest expense:
Interest on deposits	5,038,016	2,670,562
Interest on borrowed funds	1,131,230	1,052,953

Total interest expense	6,169,246	3,723,515

Net interest income	9,477,355	7,158,519
Provision for loan losses	758,215	496,706

Net interest income after provision for loan losses	8,719,140	6,661,813

Noninterest income:
Service charges on deposits	721,106	614,647
Investment banking income, net	49,829	143,957
Gain on sale of available–for–sale securities, net	3,509	1,479
Business Capital Group Loan Income	640,275	443,225
Bank–owned life insurance	133,438	128,465
Other noninterest income	140,164	99,682

Total noninterest income	1,688,321	1,431,455

Noninterest expense:
Salaries and employee benefits	4,255,961	3,410,515
Occupancy and equipment expense	1,240,318	962,215
Professional fees	614,149	424,227
Advertising	259,067	250,997
Other noninterest expense	1,184,817	1,010,265

Total noninterest expense	7,554,312	6,058,219

Income before provision for income taxes	2,853,149	2,035,049
Provision for income taxes	930,042	681,172

Net income	$1,923,107	1,353,877

Basic earnings per share	$0.86	0.61
Basic weighted average shares outstanding	2,244,440	2,231,910
Diluted earnings per share	$0.84	0.60
Diluted weighted average shares outstanding	2,283,227	2,268,183

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$1,923,107	1,353,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	606,660	395,908
Provision for loan losses	758,215	496,706
Deferred tax (benefit) expense	(291,047)	5,898
Amortization and accretion on securities, net	145,056	284,984
Director fees expense	124,988	53,625
Loss on disposition of premises and equipment	10,284	—
Gain on sale of loans and securities	(21,385)	(116,653)
Originations of loans held–for–sale	(287,200)	(1,958,727)
Proceeds from sale of loans	323,775	2,102,432
Net increase in other assets	(461,685)	(1,720,194)
Net increase in other liabilities	2,095,857	1,129,987

Net cash provided by operating activities	4,926,625	2,027,843

Cash flows from investing activities:
Purchases of securities available–for–sale	(9,238,550)	(13,056,769)
Proceeds from sales and maturities of securities available–for–sale	277,274	15,652,949
Purchases of securities held–to–maturity	—	(1,014,730)
Proceeds from maturities of securities held–to–maturity	3,064,535	3,523,532
Proceeds from sale of FHLB stock	998,000	1,037,800
Proceeds from sale of Federal Reserve Bank stock	—	3,004
Purchase of Federal Reserve Bank stock	(26,600)	—
Loan originations, net	(26,229,605)	(26,797,871)
Purchases of premises and equipment, net	(5,013,780)	(2,227,621)
Purchase of Florida banking charter	(1,266,853)	—

Net cash used in investing activities	(37,435,579)	(22,879,706)

Cash flows from financing activities:
Net increase in deposits	68,379,182	36,893,440
Net decrease in federal funds purchased	(17,352,900)	(13,516,950)
Net decrease in borrowed funds	(5,106,305)	(5,021,754)
Net increase in notes payable	1,800,000	—
Net increase (decrease) in repurchase agreements	(1,049,266)	945,238
Proceeds from issuance of subordinated debentures	2,733,000	—
Cash dividends paid	(224,655)	(201,029)

Net cash provided by financing activities	49,179,056	19,098,945

Net increase (decrease) in cash and cash equivalents	16,670,102	(1,752,918)
Cash and cash equivalents, beginning of period	4,118,284	7,884,406

Cash and cash equivalents, end of period	$20,788,386	6,131,488

See accompanying notes to consolidated financial statements.

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1)	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair statement of financial condition and the results of operations have been included. All such adjustments were of a normal recurring nature.

The consolidated financial statements include the accounts of CapitalSouth Bancorp, Inc. (the Parent, or for consolidated references, the Company) and its wholly owned subsidiaries, CapitalSouth Bank (including its wholly owned subsidiary, Security Mutual Financial Services, Inc.) and Capital Bank (collectively the Banks). All significant intercompany balances and transactions have been eliminated.

Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005 or any other period. These interim financial statements should be read in conjunction with the Company’s latest annual consolidated financial statements and footnotes thereto included elsewhere in this prospectus.

(2)	Comprehensive Income (Loss)

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, the Company is required to report “comprehensive income,” a measure of all changes in equity, not only reflecting net income but certain other changes as well. Comprehensive income (loss) for the nine month periods ended September 30, 2005 and 2004, respectively, was as follows:

	Nine Months Ended September 30,
	2005	2004
Net income	$1,923,107	$1,353,877
Unrealized gain (loss) on securities, net of tax	(157,641)	222,053

Comprehensive income, net of tax	$1,765,466	$1,575,930

(3)	Earnings Per Share

The difference in basic and diluted weighted average shares is due to the assumed conversion of outstanding options using the treasury stock method. At September 30, 2005, and 2004, respectively, the Company had no options that were issued and not included in the calculation of diluted earnings per share. The computation of basic and diluted earnings per share is as follows:

	Nine Months Ended September 30,
	2005	2004
Net income	$1,923,107	$1,353,877
Denominator:
Weighted average common shares outstanding	2,244,440	2,231,910
Equivalent shares issuable upon exercise of stock options	38,787	36,273

Diluted shares	2,283,227	2,268,183
Net income per share
Basic	$0.86	$0.61

Diluted	$0.84	$0.60

CAPITALSOUTH BANCORP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(4)	Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised), Share-Based Payment (SFAS No. 123R). This standard amends SFAS No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123R establishes the accounting for grants of stock options and other transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires that companies use a fair value method to value stock options and recognize the related compensation expense in net earnings. The provisions of SFAS No. 123R, as amended by the Securities and Exchange Commission, are effective as of the first fiscal year beginning after June 15, 2005, although earlier application is encouraged. On July 2, 2005, in accordance with the standard’s early adoption provisions, the Company began accounting for stock options and other share-based payments using the modified-retrospective application method (see Note 7).

In March 2004, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment valuations in reporting periods beginning after June 15, 2004.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. The FSP addresses determining when an investment is considered impaired and whether the impairment is other than temporary, and measuring an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairment. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP to have a material impact on the consolidated balance sheet and statement of income for the Company.

Statement of Position 03-3, Accounting for Certain Loans and Debt Securities Acquired in a Transfer (SOP 03-3) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations but does not apply to loans originated by the Company. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of

CAPITALSOUTH BANCORP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(4)	Recent Accounting Pronouncements, Continued

AICPA Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. Based on the Company’s current activities, its adoption is not expected to have a material impact on the consolidated balance sheet or statement of income for the Company.

(5)	Guaranteed Preferred Beneficial Interests in the Company’s Subordinated Debentures

In September 2005, the Company sold $2,500,000 of floating rate capital securities issued by Financial Investors Statutory Trust II. These preferred securities are collateralized by subordinated debentures issued by the Parent and are included on the balance sheet. The debentures have a stated maturity of September 15, 2035 and are subject to early redemption, in whole or in part, any time after September 15, 2015 at par. The trust preferred securities bear an interest rate of 3-month LIBOR plus 155 points. The interest rate at September 30, 2005 was 5.38%.

The Parent through certain guarantees, trust agreements, subordinated debentures and the indentures, taken together, fully, irrevocably, and unconditionally guarantees all of each of the Trusts’ obligations with respect to the preferred securities. The Parent guarantees the payment of distributions and payments on liquidation or redemption of the preferred securities, but only in each case to the extent of funds held by the Trust.

(6)	Purchase of Florida Bank Charter

On July 22, 2005, CapitalSouth Bank acquired all the issued and outstanding common shares of United Bank of the Gulf Coast (United Bank) and simultaneously sold all assets and liabilities acquired from United Bank. The Bank recorded an intangible asset of $1,266,853 representing the stripped bank charter acquired from United Bank, allowing the Bank to expand into the state of Florida. The intangible asset is recorded as a component of other assets on the consolidated balance sheet.

(7)	Stock Based Compensation Plans

In the Company’s Stock Incentive Plan there are 150,000 shares authorized for issuance with grants to employees that vest immediately. The maximum term of the options granted under the plan is ten years.

On July 1, 2005, the Company adopted SFAS No. 123R to account for stock options and other share-based transactions. The Company has applied the modified retrospective method only to the beginning of the annual period of adoption, January 1, 2005. As such, prior year results have not been adjusted.

The following table summarizes stock option activity during the nine months ended September 30, 2005.

	Stock Option Shares	Weighted-Average Exercise Price Per Share
Oustanding at December 31, 2004	225,500	$12.83
Granted in first nine months of 2005	0	0.00
Forfeited in first nine months of 2005	11,000	14.45
Exercised in first nine months of 2005	100	13.00

Outstanding at September 30, 2005	214,400	12.49

For the nine months ended September 30, 2005 and 2004, no expense was recognized as a result of applying the provisions of SFAS No. 123R as the Company had no unvested options and had not granted or modified options during the nine months ended September 30, 2005 and 2004.

600,000 Shares

Common Stock

PROSPECTUS

December 12, 2005

Until January 6, 2006 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.